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As filed with the Securities and Exchange Commission on November 27, 2007

Registration No. 333-146644

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRANSOMA MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	41-1500649 (I.R.S. Employer Identification No.)

4211 Lexington Avenue North,
Suite 2244
St. Paul, Minnesota 55126
(651) 481-7444
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Charles T. Coggin
Vice President and Chief Financial Officer
Transoma Medical, Inc.
4211 Lexington Avenue North, Suite 2244
St. Paul, Minnesota 55126
(651) 481-7444
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas A. Letscher, Esq. Michael J. Kolar, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Suite 3300 Minneapolis, Minnesota 55402 (612) 607-7000	Robert K. Ranum, Esq. Alexander Rosenstein, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, Minnesota 55402 (612) 492-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $0.001 per share	$75,000,000	$2,303(3)

(1)
In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)
Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor our selling stockholders may sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 27, 2007

                    Shares

TRANSOMA MEDICAL, INC.

Common Stock

$             per share

•
Transoma Medical, Inc. is offering             shares and the selling stockholders are offering             shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

•
We anticipate that the initial public offering price will be between $                    and $                    per share.

•
This is our initial public offering and no public market currently exists for our shares.

•
Proposed trading symbol: Nasdaq Global Market — TSMA.

This investment involves risk. See "Risk Factors" beginning on page 11.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Transoma Medical, Inc.	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters have a 30-day option to purchase up to             additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray Sole Book-Running Manager	Thomas Weisel Partners LLC Joint-Lead Manager

                     RBC Capital Markets

                                            Canaccord Adams

BMO Capital Markets

The date of this prospectus is                           , 2007.

TRANSOMA MEDICAL®

BETTER TREATMENT STARTS WITH BETTER INFORMATION.™

SLEUTH™
Implantable ECG Monitoring System

Transoma Medical has a wireless implantable sensing technology platform with broad application in its two divisions: its Patient Management Device (PMD) division, serving the chronic cardiovascular disease market, and its Data Sciences International (DSI) division, serving the biomedical research market.

BETTER DATA. BETTER SCIENCE.™

DSI™
DATA SCIENCES INTERNATIONAL

Our PMD division's *Sleuth Implantable ECG Monitoring System* is the first truly wireless implantable monitoring technology for patients at risk of arrhythmias.

SLEUTH™
Implantable ECG Monitoring System

Base Station
Wireless
Implantable
Device
SLEUTH
TRANSOMA
PDM
(Personal Diagnostic Manager)

TRANSOMA MEDICAL®

Cardiac Event Detected
ECG Data Transmitted
ECG Data Reviewed
Patient Treatment Optimized

VITAL ECG DATA FROM THE PATIENT TO THE PHYSICIAN'S OFFICE

- Patients are continuously monitored by the wireless implantable device
- Both symptomatic and asymptomatic cardiac events are detected and transmitted wirelessly to the PDM
- The PDM automatically transmits the data to a third-party monitoring center through the base station
- Certified cardiac technicians at the monitoring center analyze and review the data based on predefined criteria
- Physicians receive reports of only the relevant data for each patient, allowing them to diagnose patients and optimize treatments

24/7 Support for Patients and Physicians

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized any other person to provide you information different from or in addition to that contained in prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

Market and Industry Data

Information and management estimates contained in this prospectus concerning the medical device industry and the biomedical research monitoring market, including our general expectations and market position, market opportunity and market share, are based on publicly available information, such as clinical studies, academic research reports and other research reports, as well as information from industry reports provided by third-party sources, such as Millennium Research Group. The management estimates are also derived from our internal research, using assumptions made by us that we believe to be reasonable and our knowledge of the industry and markets in which we operate and expect to compete. Other than Millennium Research Group, none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. We engaged Millennium Research Group to conduct a market survey related to the biomedical research monitoring market in exchange for compensation. This market survey is not public, and was commissioned by us principally in contemplation of this offering, but also for certain other corporate purposes. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information. In addition, while we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should read the more detailed information set out in this prospectus, including "Risk Factors" and the consolidated financial statements and related notes. Unless the context requires otherwise, the references in this prospectus to "Transoma," "our company," "we," "us" or "our" refer to Transoma Medical, Inc., together with its subsidiaries.

Overview

We are a medical technology company engaged in developing, manufacturing and distributing implantable, subcutaneous, wireless diagnostic and monitoring products. We are focused on two distinct markets — the chronic cardiovascular disease (CVD) market, through our Patient Management Device (PMD) division, and the biomedical research market, through our Data Sciences International (DSI) division. Our PMD and DSI divisions share a proprietary technology platform consisting of wireless implantable sensors, data acquisition and analysis hardware and software, signal processing algorithms and reporting software, and related intellectual property and know-how. We believe that our platform enables us to provide products that serve an unmet need in our markets due to their ability to continuously monitor, record, analyze and transmit a broad range of physiological data over long periods of time, including blood pressure, electrocardiogram (ECG), electroencephalogram (EEG), temperature and movement activity. We believe that our DSI and PMD divisions are highly synergistic and that each will allow us to use the technology, intellectual property and manufacturing capabilities of the other to further develop and commercialize our products. We are leveraging our platform and the expertise and cash flows of our DSI division, in addition to our established corporate infrastructure, to develop and launch our PMD division.

Our PMD division is focused on developing implantable, ambulatory monitoring systems that provide physicians with vital signs information that is important to accurately diagnose various forms of CVD and to optimize drug, interventional, surgical and device treatment alternatives. Our first PMD division product, the Sleuth Implantable ECG Monitoring System, or Sleuth ECG System, captures, records, analyzes and wirelessly transmits clinically relevant ECG data while minimizing the need for patient compliance and physician interaction.

On October 1, 2007, we received 510(k) clearance from the U.S. Food and Drug Administration to market our Sleuth ECG System for monitoring patients with clinical syndromes or situations at increased risk of cardiac arrhythmias and patients who experience transient symptoms that may suggest a cardiac arrhythmia. These symptoms include unexplained syncope, or infrequent fainting episodes, that can be associated with arrhythmias. We immediately commenced selling efforts through our direct sales force. Medicare and third-party payers reimburse the use of the Sleuth ECG System to diagnose patients with unexplained syncope.

The Sleuth ECG System is our PMD division's first product. Our next generation PMD products will be derived from the same core technology, allowing us to leverage our research and development expenditures, manufacturing processes and tooling. In fiscal 2009, we plan to introduce an enhanced version of the Sleuth ECG System based on our core technology that is designed to capture data that will allow physicians to diagnose and monitor atrial fibrillation, or AF. A later generation product derived from this technology will be designed to stratify patients at risk of sudden cardiac death, or SCD. We are also in the early stages of developing a future generation of our PMD products capable of monitoring blood pressure on a long-term basis.

In the biomedical research market, our DSI division products are widely used in drug discovery and development, medical device development, and government and academic research to assess efficacy, safety and physiologic mechanisms. Our DSI division is the leading supplier of wireless, physiologic monitoring equipment and a significant supplier of related data acquisition and analysis products for living, or in vivo, biomedical research models. These wireless systems enable accurate, long-term measurements to be obtained automatically and humanely on relatively unstressed, free moving animal research models.

Market Opportunity for Our PMD Division

CVD is the leading cause of death in the world. According to the American Heart Association, CVD was the underlying cause of approximately 37% of deaths in the United States in 2004. Over 79 million people in the United States suffer from one or more types of CVD, with an estimated annual treatment cost of $280 billion. CVD causes 42% of deaths in the European Union, with an estimated annual treatment cost of approximately $124 billion. CVD includes several disorders that are often inter-related and co-existent in a patient. For example, heart failure patients often suffer from AF, hypertension and sleep apnea, and are often at an elevated risk of SCD. These co-morbidities can impair a patient's quality of life and accelerate the progression of other CVD conditions. Co-morbidities also complicate management of the patient's health in a comprehensive manner, as different disorders are often treated with differing or overlapping treatment approaches.

We believe that a significant market opportunity exists for products that can accurately and continuously monitor key vital signs on a long-term basis and automatically identify, record and transmit clinically relevant event data on a broad range of CVD co-morbidities to physicians, with minimal patient compliance requirements, and minimum physician interaction. We believe that the patients who will benefit most from our PMD products are those suffering from syncope, refractory epilepsy and AF, those at increased risk of SCD and those whose medical management would improve as a result of long-term blood pressure monitoring. We estimate that the annual market opportunity for monitoring these patients is approximately $2.1 billion in the United States and approximately $1.9 billion in Europe. We estimate that the annual market for monitoring patients suffering from syncope, refractory epilepsy and AF, which our first two products will address, is approximately $900 million in the United States and approximately $1 billion in Europe.

Limitations of Existing Ambulatory Monitoring Methodologies

We believe currently available ambulatory monitoring methodologies have one or more significant limitations, including the following:

  •
  high patient compliance requirements;

  •
  data over reporting;

  •
  poor data quality; and

  •
  limited applications.

Our PMD Division Solution

Our Sleuth ECG System provides an implantable, remote, ambulatory wireless monitoring solution to aid physicians in diagnosing and selecting therapy for infrequent, recurrent and unexplained syncope. Our Sleuth ECG System consists of a small, wireless implantable device that can be implanted in an approximately 15 minute outpatient procedure, and a hand-held unit that stores and transmits data periodically to a base unit for further transmission to a third-party service center. This third-party service center provides automated analysis and review by a trained technician, matching data identified as clinically relevant against physician-specified notification orders, and notifies physicians when appropriate under the orders. The Sleuth ECG System is designed to record and transmit relevant data with minimal patient compliance and physician involvement. We believe that our Sleuth ECG System offers significant benefits that overcome limitations of alternative ambulatory monitoring technologies, including:

  •
  Minimal Patient Compliance Concerns.    Because the Sleuth ECG System utilizes an implantable component, patients do not need to wear uncomfortable external equipment to gather data. Additionally, our Sleuth ECG System is truly wireless, with the ability to download and automatically transmit data from ambulatory patients to the monitoring center without the need for patient-initiated transmission or clinic visits.

  •
  More Relevant Data Obtained Conveniently.    Our hardware and software technologies and third-party service center review process provide physicians with only information that they deem relevant to diagnose and treat each individual patient.

  •
  Better Data Quality.    Physicians have indicated that ECG data acquired using our Sleuth ECG System in our Panama observational clinical study is of higher quality than observed with alternative, long-term, ambulatory ECG monitoring technologies.

  •
  Ability to Diagnose and Monitor Multiple Co-morbidities.    Our platform can be tailored to monitor a wide range of vital signs in addition to ECG signals and to record and report relevant data, and is therefore applicable to monitoring multiple CVD co-morbidities.

Based upon these compliance, relevance and quality advantages, and because our technology can be tailored to provide a wide range of vital signs data, we believe that we have the only truly wireless, implantable diagnostic and monitoring technology platform that will allow physicians to more effectively diagnose a broad range of CVD co-morbidities and optimize treatments. To build upon this platform, we are developing new PMD products to address patients suffering from AF, indicated for increased risk of SCD, and who would benefit from long-term blood pressure monitoring.

Market Opportunity for Our DSI Division

In order to validate a hypothesis concerning the effect of a medication or device on a human being, or to improve understanding of a biological system, researchers often perform in vivo tests using animal models. In vivo biomedical research is commonly conducted by pharmaceutical and biotechnology companies performing drug discovery and development, academic researchers performing basic and applied research, government researchers performing biodefense and environmental research, and contract research organizations performing biomedical testing services. To assess biological activity, researchers collect, process and analyze tissues and vital signs from animals using various experiments. We believe that there is a trend in the market to not only generate more data from each test subject, but also to link the data into common laboratory information systems in order to enable researchers to efficiently collect, record, analyze, share and report the necessary information.

According to a market survey conducted by Millennium Research Group, 2007 worldwide sales of animal monitoring products for in vivo testing are expected to be approximately $137 million. According to the Millennium survey, wireless monitoring products represent approximately $43 million of this total, and are anticipated to experience compound annual growth of approximately 20% for the next five years. However, we believe that the market potential for wireless monitoring equipment and related data acquisition and analysis products is substantially larger than current sales levels due to the underpenetrated nature of the market, the on-going development of new products tailored for broad based application in general toxicology and discovery studies, and the potential for increased sales of new technologies in basic academic research. We believe that the rate of growth in the wireless segment of the market is driven to a significant degree by innovations in current technology and new product offerings. Our DSI division is currently developing an enhanced wireless monitoring and data acquisition and analysis system, which will be based upon an updated technology platform. We plan to begin introducing our next generation of DSI products during the first half of fiscal 2010.

Limitations of Traditional Biomedical Research Monitoring Systems

We believe traditional biomedical research monitoring systems have one or more of the following limitations:

  •
  data quality issues;

  •
  incomplete, decentralized solutions;

  •
  labor inefficiencies;

  •
  limitations on animal size;

  •
  animal welfare concerns; and

  •
  researcher safety concerns.

Our DSI Division Solution

We provide an integrated solution to the biomedical research market by offering a comprehensive in vivo monitoring and assessment system, supported by our network of experienced sales and technical support professionals. We believe that our integrated solution provides the following key benefits over conventional methodologies:

  •
  Higher Quality Data.    Our proprietary algorithms and implantable monitoring devices permit highly precise data capture, transmission and analysis and cause little stress to the animals, thereby minimizing unwanted noise in the data.

  •
  Integrated Solution.    Our integrated solution enables our customers to generate, record, analyze and report a large amount and variety of data, representing multiple parameters from many different organ systems, in a linked manner on one platform.

  •
  Continuous Data Collection and Analysis.    Our technology enables researchers to continuously monitor and analyze data from conscious, unrestrained animals in real time, over periods ranging from several days to several years.

  •
  Applicable to Small Animals.    Our technology is easily implanted in small animals, such as mice and rats, which allows researchers to use less test compound, thereby decreasing costs and increasing the number of tests that can be performed within a given research budget.

  •
  Improved Animal Welfare.    Our technology supports international animal welfare goals by allowing researchers to reduce the number of animals needed to obtain desired research results, minimizing the stress endured by animals and improving the living environment of animals during the course of experiments.

  •
  Safety for Researchers.    Our approach can significantly reduce the risk of disease and infection for both researchers and the animal models by minimizing or eliminating contact between the researchers and animal models during the course of a study.

Our Strategy

Our goal is to be the world's leading provider of implantable, wireless devices and systems for cardiovascular diagnosis and monitoring in humans, and for biomedical research in animal models. We intend to continue to invest in and develop our technologies and to continue to leverage the synergies between our PMD and DSI divisions.

Within our PMD division, we intend to:

  •
  build our U.S. sales, marketing and distribution channels to drive adoption of our Sleuth ECG System;

  •
  build a portfolio of proprietary products for multiple CVD indications based on our technology platform;

  •
  continue to demonstrate the safety and efficacy of our products;

  •
  seek approval of our future Sleuth products in Europe and other markets;

  •
  seek strategic technology partnerships; and

  •
  expand our technology platform into the human clinical trial market.

We intend to expand our DSI division's leadership position in the biomedical research monitoring systems market by:

  •
  leveraging our existing customer base;

  •
  developing new proprietary technologies;

  •
  expanding our technology platform;

  •
  growing our worldwide direct sales and technical support capabilities;

  •
  acquiring complementary technologies and businesses; and

  •
  pursuing new opportunities to market our technology platform.

Risks Associated With Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" following this prospectus summary. There are several risks associated with both our PMD and DSI divisions and there are also unique risks with respect to each division.

The risks relating to both our divisions include, but are not limited to:

  •
  We have a history of net losses and anticipate that we will continue to incur losses for the foreseeable future.

  •
  Our historical revenues and results of operations have been driven solely by our DSI division, and we may never successfully commercialize our PMD products.

  •
  We depend upon third-party suppliers, including single source suppliers, making us vulnerable to supply problems and price fluctuations.

  •
  We may lose market share to our competitors and be unable to operate our business profitably if the patents we own or license, or our other intellectual property rights, do not adequately protect our products.

  •
  We may incur liabilities and costs and be forced to redesign or discontinue selling certain products if third parties claim that we are infringing their intellectual property rights.

  •
  We may face technological advances from competing companies, which may limit our ability to successfully commercialize new products and sustain market share.

  •
  We may experience product liability claims that could result in significant costs and harm our business.

With respect to our PMD division:

  •
  We may not obtain necessary FDA clearances or approvals to market our future PMD products.

  •
  Our Sleuth ECG System and future PMD products may never achieve market acceptance.

  •
  Our future PMD products and the services provided by our third-party service center may not receive adequate third-party insurance coverage and reimbursement.

  •
  We rely on a third-party service center, making us vulnerable to service issues, pricing concerns and potential liability.

  •
  We or our suppliers may fail to comply with ongoing regulatory requirements, which could subject our PMD products to restrictions or withdrawal from the market.

With respect to our DSI division:

  •
  We may experience reduced demand for our DSI products if budgets at pharmaceutical and biotechnology companies or government research funding are reduced.

  •
  We could be adversely impacted by consolidation in the pharmaceutical industry.

Corporate Information

We were incorporated in Minnesota under the name Data Sciences, Inc. in September 1984. In May 1994, we changed our corporate name to Data Sciences International, Inc. In April 2003, we changed our corporate name from Data Sciences International, Inc. to Transoma Medical, Inc. following the merger of Transoma Medical, Inc., a wholly-owned subsidiary, with Data Sciences International, Inc. In September 2005, we reincorporated in Delaware.

We have registered trademarks in the United States and the United Kingdom in "Transoma Medical," and in the United States in "Data Sciences," "Data Sciences International," "Dataquest" and "Physiotel," and our Transoma Medical and DSI logos. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Office Information

Our principal executive offices are located at 4211 Lexington Avenue North, Suite 2244, St. Paul, Minnesota 55126. Our telephone number is (651) 481-7444, and our website is transomamedical.com. The information contained in or connected to our website is not incorporated by reference into, and should not be considered part of, this prospectus.

The Offering

Common stock offered by us	shares
Common stock offered by our selling stockholders	shares
Common stock to be outstanding after this offering	shares
Initial public offering price	$ per share
Use of proceeds
We intend to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds for the potential acquisition of businesses, technologies and products, although we have no current understandings, commitments or agreements to do so.
We will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Risk Factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq Global Market symbol	TSMA

The number of shares of our common stock that will be outstanding immediately after this offering is based on 43,929,005 shares outstanding as of September 30, 2007, and excludes:

  •
  4,804,434 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.99 per share;

  •
  48,185 shares of common stock issuable upon the conversion and exercise of outstanding preferred stock warrants at a weighted average exercise price of $1.42 per share;

  •
  3,946,031 shares of common stock reserved and available for future issuances under our 2007 Stock Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan; and

  •
  1,500,000 shares of common stock reserved and available for future issuances under our Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Except as otherwise noted, all information in this prospectus assumes:

  •
  a    for    reverse split of our common stock that will occur immediately prior to the effectiveness of this offering;

  •
  no exercise of the underwriters' over-allotment option;

  •
  the conversion of all our outstanding preferred stock upon the closing of this offering into 26,591,969 shares of common stock; and

  •
  the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

Summary Financial Data

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended June 30, 2005, 2006 and 2007 and the balance sheet data as of June 30, 2007 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the following statements of operations data for the three months ended September 30, 2006 and the balance sheet data as of September 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be experienced in the future. You should read this data in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year ended June 30,			Three months ended September 30,
	2005	2006	2007	2006	2007
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Net sales	$25,039	$30,916	$37,247	$8,385	$8,616
Cost of goods sold	7,836	9,155	10,876	2,190	2,430

Gross profit	17,203	21,761	26,371	6,195	6,186

Operating expenses:
Selling, general and administrative	6,528	9,649	14,944	3,233	4,371
Research and development	12,566	16,579	20,793	5,425	6,116

Total operating expenses	19,094	26,228	35,737	8,658	10,487

Loss from operations	(1,891)	(4,467)	(9,366)	(2,463)	(4,301)
Other income (expense):
Interest income	56	368	420	75	181
Interest expense	(121)	(139)	(210)	(45)	(54)
Foreign currency, net	(145)	18	140	11	71
Put option gain	19	64	—	—	—
Other, net	(41)	(10)	(56)	(8)	(6)

Loss before income taxes	(2,123)	(4,166)	(9,072)	(2,430)	(4,109)
Income tax expense	104	41	55	25	28

Net loss	(2,227)	(4,207)	(9,127)	(2,455)	(4,137)
Accretion of redeemable convertible preferred stock	(1,248)	(2,239)	(3,120)	(642)	(1,091)

Net loss attributable to common shareholders	$(3,475)	$(6,446)	$(12,247)	$(3,097)	$(5,228)

Basic and diluted net loss per share			$(0.72)	$(0.18)	$(0.30)

Basic and diluted weighted average common shares outstanding			17,002,730	16,827,471	17,326,882

	As of September 30, 2007
	Actual	Pro forma(1)	Pro forma as adjusted(2)
Selected Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$12,496	$12,496
Working capital	13,640	13,640
Total assets	29,380	29,380
Long-term debt	1,839	1,839
Preferred stock warrants	105	—
Redeemable convertible preferred stock	53,588	—
Total common shareholders' deficit	(34,895)	18,798

(1)
On a pro forma basis to reflect the conversion of all our outstanding shares of convertible preferred stock into shares of common stock and preferred stock warrants to common stock warrants, and the subsequent exercise of such warrants, immediately prior to the closing of this offering.

(2)
On a pro forma as adjusted basis to further reflect the receipt of the estimated net proceeds from the sale of                    shares of common stock in this offering at an assumed initial public offering price of $         per share, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $                    per share would increase or decrease cash and cash equivalents, working capital, total assets and common shareholders' equity by $                    million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks related to our business actually occurs, our business, financial condition and operating results would be adversely affected. The market price of our common stock could decline due to any of these risks and you may lose part or all of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business Generally, Including Both Our PMD and DSI Divisions

We have a history of net losses, and anticipate that we will continue to incur losses for the foreseeable future.

We are not profitable and have incurred net losses in each quarter since fiscal 2002, the year that we raised net proceeds of approximately $11.9 million in a private financing to commercialize our wireless, implantable technology as a diagnostic tool for patients with chronic cardiovascular disease. We incurred net losses of $2.2 million, $4.2 million and $9.1 million, respectively, for our fiscal years ended June 30, 2005, 2006 and 2007. We have financed our operations primarily through private placements of our equity securities, term loans and cash flows generated by our DSI division, and have devoted substantial resources to developing our PMD division. We expect to incur significant sales and marketing and manufacturing expenses as we continue to commercialize our Sleuth ECG System, and additional development expenses as we seek to invest in our DSI product line and commercialize future PMD products. Additionally, we expect that our general and administrative expenses will increase following completion of this offering, due to the additional operational and regulatory costs applicable to public companies. As a result, we expect to continue to incur significant operating losses for the foreseeable future.

Our historical revenues and results of operations have been driven by our DSI division, and there is no assurance that we will be successful in our PMD division, or on an overall basis.

From our inception through June 30, 2007, all of our revenues resulted from sales of our DSI products and solutions to the biomedical research monitoring market. We have leveraged the technology in our DSI division to develop our Sleuth ECG System and other products that we anticipate selling in our PMD division, but our ability to generate meaningful revenue in our PMD division will depend upon our ability to successfully commercialize the Sleuth ECG system, and to develop, manufacture and receive required regulatory approvals and reimbursement for future PMD products. Our efforts to grow our PMD division may decrease the resources that are available to our DSI division, which has historically funded, in part, the growth and development of the PMD division. Failure to successfully grow our PMD division, as well as any adverse impacts that our PMD initiatives may have on our DSI division, will adversely affect our overall business and profitability.

We operate in competitive markets and we may not be able to compete effectively.

The market for our PMD products is highly competitive and subject to rapid and significant technological change. Competitors to our PMD division include Medtronic, which is currently the only competitor with an approved implantable loop recorder. Compared to our PMD division, many of our competitors have greater financial and human resources and greater expertise in research and development, manufacturing, marketing and obtaining regulatory approvals and reimbursement for medical devices. A number of our PMD competitors also have existing products being used by physicians and have developed worldwide sales and distribution channels. Some of our competitors are either publicly traded or are divisions of publicly-traded companies, and they enjoy additional competitive advantages, including significantly greater name recognition, established relations with third-party payers and complementary product lines. Smaller or earlier stage companies may also prove to be significant competitors due to technological advances, or through potential licensing or collaborative agreements with large and established companies.

Competition in the markets for our DSI products is highly fragmented. Our DSI division faces competition from Integrated Telemetry Services (a joint venture of Konigsberg Instruments, Data Integrated Scientific Solutions and RMISS Consulting) and several other private companies.

Our competitors may:

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  develop and patent processes or products earlier than us;

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  obtain regulatory approvals for competing medical device products more rapidly than us; or

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  develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive.

If we are unable to compete successfully in any of our markets, our revenue will suffer. Increased competition might lead to price reductions and other concessions that might adversely affect our operating results. These competitive pressures may decrease the demand for our products and services and could adversely affect our financial results.

We face the risk of product liability claims and may not be able to maintain or obtain insurance.

Our PMD division exposes us to the risk of product liability claims inherent in marketing and selling medical devices, including those that may arise from the misuse or malfunction of, or design flaws or manufacturing defects in, our products. We are also exposed to product liability claims with respect to our DSI products, to the extent that they cause loss or damage to customer property or outcomes. Although we have general liability, product liability and clinical trial liability insurance that we believe is appropriate for our businesses, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us at an acceptable cost or on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. Defending a lawsuit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, and, for these reasons, any product liability claims could result in significant costs and harm to our business.

Risks Related to Our PMD Division

Our business will be harmed if we fail to obtain necessary FDA clearances or approvals to market PMD products.

Products in our PMD division are classified as medical devices and are subject to extensive regulation in the United States by the Food and Drug Administration (FDA) and other federal, state and local authorities. These regulations relate to product design, development, testing, manufacturing, labeling, sale, promotion, distribution, import, export and shipping. Before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product in the United

States, we must first receive either 510(k) clearance or approval of a premarket approval application from the FDA, unless an exemption applies.

In the 510(k) clearance process, the FDA must determine that the proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The premarket approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant user fees. The 510(k) clearance process usually takes from three to 12 months, but it can last longer. The premarket approval pathway is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the premarket approval application is submitted to the FDA until an approval is obtained.

Medical devices requiring premarket review may be promoted only for the indications for which they are approved or cleared. Although we have received 510(k) marketing clearance for our Sleuth ECG System for monitoring (a) patients with clinical syndromes or situations at increased risk of cardiac arrhythmia, and (b) patients who experience transient symptoms that may suggest a cardiac arrhythmia, we cannot promote the Sleuth ECG System for other indications without additional marketing clearance. While we currently anticipate that future indications will also be subject to clearance under 510(k), there can be no assurance that they will not be required to be submitted and approved under the more costly and time consuming premarket approval process or that marketing clearance or approval under either pathway will be obtained on a timely basis, for desired indications, or at all.

Any failure to receive desired marketing clearances or approvals from the FDA will adversely affect our ability to market our PMD products and will have a significant adverse effect on our PMD division and our overall business. Moreover, the value of existing clearances or approvals can be eroded if safety or effectiveness problems develop.

Our Sleuth ECG System and future PMD products may never achieve market acceptance.

Our Sleuth ECG System and future products under development in our PMD division may never gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of any of our PMD products will depend on a number of factors, including:

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  the actual and perceived effectiveness and reliability of our products;

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  the prevalence and severity of any adverse patient events;

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  the results of any long-term clinical studies relating to use of our products;

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  the availability and perceived advantages and disadvantages of alternative technologies or treatment methods for conditions diagnosed or monitored by our systems;

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  the strength of our marketing and distribution infrastructure; and

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  the level of education and awareness among physicians and hospitals concerning our products.

If longer-term or more extensive clinical studies performed by us or others indicate that procedures using the Sleuth ECG System or any future PMD products are not safe and effective, physicians may choose not to use our products. Furthermore, unsatisfactory patient outcomes or injuries could cause negative publicity for our products. Physicians may be slow to adopt our products if they perceive liability risks arising from the use of these products. It is also possible that as our products become more widely used, latent defects could be identified, creating negative publicity and liability problems for us, thereby adversely affecting demand for our products. If our Sleuth ECG System and future PMD products do not achieve an adequate level of acceptance by physicians, we may not generate sufficient revenue in our PMD division, and our overall business and profitability would be harmed.

If we are unable to obtain adequate insurance coverage or reimbursement from third-party payers for our PMD products and services, the markets for those products will be significantly reduced.

The availability of insurance coverage and reimbursement for newly approved medical devices and procedures is uncertain. The commercial success of our PMD products in both domestic and international markets is substantially dependent on whether third-party insurance coverage and reimbursement for the use of such products and related services are available. Although the device components comprising our Sleuth ECG System and their implantation are reimbursed by Medicare when used to diagnose patients with unexplained syncope, the data review services we offer through our third-party service center as a part of our monitoring solution are currently reimbursed under an unlisted code, pending new code publications expected in 2009. There is no assurance that reimbursement will continue to be available under this unlisted code or future codes. Additionally, the Medicare program imposes extensive and detailed requirements on medical services providers such as our third-party service provider. Any failure to comply with applicable Medicare rules could result in discontinued reimbursement for our data review services, civil monetary penalties, criminal penalties and exclusion from the Medicare program. The loss of reimbursement for the data review services would materially impact our business model and the gross profits of our PMD division by, among other things, requiring us to pay amounts to our third-party service provider for its services in lieu of reimbursement. Additionally, there is no assurance that use of any future PMD products and services will be covered.

Medicare, Medicaid, health maintenance organizations and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement, and, as a result, they may not cover or provide adequate payment for future PMD products or services. In order to position our solutions for acceptance by third-party payers, we may have to agree to lower pricing than we might otherwise charge. The continuing efforts of governmental and commercial third-party payers to contain or reduce the costs of health care may limit our revenue.

In some foreign markets, pricing and profitability of medical devices and procedures are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Governmental and private sector payers have instituted initiatives to limit the growth of health care costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payers also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices or procedures before they will reimburse health care providers who use such devices or procedures. Also, the trends toward managed health care in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of health care services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs. It is uncertain whether our Sleuth ECG System or any future PMD products will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

If third-party coverage and reimbursement for our any of our PMD products is limited or not available, then our business will be substantially harmed.

We do not intend to market our initial version of our current Sleuth ECG System internationally.

In order to obtain approvals necessary to market our initial Sleuth ECG System in the European Union, we would be required to implement certain design changes required by EU regulations relating to long-range wireless data transmission. Although we believe that these design changes are not significant, as a part of our product development and regulatory strategy we do not intend to implement the changes in the initial version of our Sleuth ECG System and will accordingly not be marketing this product internationally. Our inability to market the initial version of our Sleuth ECG System outside of the United States limits our immediate ability to reach all of our potential markets and will allow our competitors to further penetrate and achieve market share abroad until such time as we market future versions of the Sleuth platform internationally.

Failure to obtain regulatory approval for future versions of our Sleuth platform and other future PMD products in foreign jurisdictions will prevent us from marketing these products abroad.

Outside the United States, we can market the Sleuth ECG System and future PMD products only if we receive a marketing authorization from the appropriate regulatory authorities. The approval procedure varies among countries and can involve product modifications or additional preclinical and clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks.

Although we plan to submit design dossiers in support of being able to apply the CE mark to future PMD products, there can be no assurance that such authority will be granted, on a timely basis, if at all. Moreover, if our International Organization for Standardization (ISO) certification or the ISO certifications of any of our vendors is revoked in the future, this would inhibit our ability to commercialize our products in Europe.

Approval or clearance by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Failure to receive necessary approvals to cost-effectively commercialize our PMD products in international markets would cause substantial harm to our business.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems, our PMD products could be subject to restrictions or withdrawal from the market.

Our PMD products, and all related manufacturing processes, clinical data, adverse events, recalls or corrections and promotional activities, are subject to extensive regulation by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the Quality System Regulation, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval. The FDA enforces the QSR through announced and unannounced inspections. We and certain of our third-party manufacturers have not yet been inspected by the FDA and will have to be prepared for such an inspection before we ship any commercial products. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:

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  warning letters or untitled letters;

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  fines and civil penalties;

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  unanticipated expenditures;

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  delays in clearing or approving or refusal to clear or approve products;

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  withdrawal or suspension of approval or clearance by the FDA or other regulatory bodies;

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  product recall or seizure;

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  orders for physician notification or device repair, replacement or refund;

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  interruption of production;

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  operating restrictions;

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  injunctions; and

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  criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.

Furthermore, any modification to a device that has received FDA clearance or approval that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, design or manufacture, requires a new clearance or approval from the FDA. If the FDA disagrees with any determination by us that new clearance or approval is not required, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties.

Regulatory approval of a product may also require costly post-marketing testing or surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Health care laws and regulations may change significantly in the future. Any new health care laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the health care regulatory environment may change in a way that restricts our operations.

We may become subject to regulatory actions in the event we are found to promote our PMD products for unapproved uses.

If the FDA determines that our promotional materials, training or other activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of an untitled or warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional, training or other materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Failure to develop effective sales and marketing channels for our PMD products may harm our business.

Although we have an established sales force and distribution channels in our DSI division, we have limited experience in the sale, marketing and distribution of our Sleuth ECG System and any other future PMD products. As we seek to commercialize the Sleuth ECG System and as future PMD products are approved for sale, we will need to expand our sales force significantly to reach our target markets. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. Thus, we may not be able to expand our sales and marketing capabilities on a timely basis or at all. If we are unable to establish these capabilities, we will need to contract with third parties to market and sell our Sleuth ECG System and any other PMD products that we may develop. To the extent that we are able to enter into arrangements with third parties to perform sales, marketing and distribution services on our behalf in the United States or internationally, our product revenues could be lower than if we marketed and sold our products on a direct basis. Furthermore, any revenues resulting from co-promotion or other marketing and sales arrangements with other companies will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of these companies may have current products or products under development that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products.

If we are unable to manufacture our PMD products efficiently in significant volumes, we may continue to incur losses.

We have limited experience in commercially manufacturing products for our PMD division, and have no experience manufacturing our PMD products in the volume that we anticipate will be required if we achieve planned levels of commercial sales of our Sleuth ECG System and anticipated future products. As a result, we may not be able to develop and implement efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our Sleuth ECG System or future products in significant volumes, while meeting the legal, regulatory, quality, price, durability, engineering, design and production standards required to market our products successfully. If we fail to develop and implement these manufacturing capabilities and processes, we may be unable to sell our Sleuth ECG System and any future products at a profit because the per unit cost of our products is highly dependent upon production volumes and the level of automation in our manufacturing processes. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields and quality control and assurance. Although we anticipate transferring our manufacturing operations to a new facility in the first quarter of fiscal 2009, we currently have only limited manufacturing facilities and resources. Developing commercial-scale manufacturing facilities will require us to invest substantial additional funds and to hire and retain additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. If we are unable to manufacture a sufficient supply of our products, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

Our PMD division business model relies on a third-party service center, making us vulnerable to service issues, pricing concerns and potential liability.

We rely on a third-party service center to acquire, analyze and store data transmitted by our Sleuth ECG System and communicate patient information to physicians that is timely and relevant. If this third party fails to reliably communicate data to physicians that is timely and relevant, the market for our products will be harmed. Our third-party service provider must comply with all applicable regulatory requirements, and any failure to do so could also harm their ability to provide us with necessary services. If our third-party service center discontinues its business with us for any reason and we are unable to obtain an alternate source on a timely basis or on terms acceptable to us, our product sales and profitability will suffer. We may also have legal liability to the extent our third-party service center fails to properly collect, analyze and communicate timely and accurate data to physicians, and such failure affects patient outcomes. Although our third-party service center is contractually obligated to indemnify us against these types of claims, we cannot be assured that this indemnity will effectively insulate us from liability or the burden of defending actions.

We must comply with restrictions on patient privacy and information security, including taking steps to ensure that our business associates who obtain access to sensitive patient information maintain its confidentiality.

In our PMD division, we gather, analyze and report individually identifiable patient data. These activities are regulated at the international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and disclosure of individually identifiable health data. Most are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA also requires that we impose privacy and security requirements on our "business associates" (as this term is defined in the HIPAA regulations), including our third-party service providers. Even though we believe that we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals, requirements and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes and the effects of potential noncompliance by our business associates. Our failure to protect health information received from patients could subject us to liability and adverse publicity, and could harm our business and impair our ability to attract new customers.

Risks Related to Our DSI Division

A reduction in research and development budgets at pharmaceutical and biotechnology companies may adversely affect our DSI division.

Our DSI division customers include researchers and laboratories at pharmaceutical and biotechnology companies. Our ability to continue to grow and win new business in our DSI division depends in large part upon the ability and willingness of the pharmaceutical and biotechnology industries to continue to invest in research and development and to purchase the products and services we provide. Fluctuations in the research and development budgets of these researchers and laboratories and their organizations could have a significant effect on the demand for our DSI products and services. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities, institutional budgetary policies, economic factors and industry trends impacting these industries in general. Our DSI division, and our business as a whole, could be adversely affected by any significant decrease in biomedical research expenditures by pharmaceutical and biotechnology companies due to any of these reasons.

Consolidation in the pharmaceutical and biotechnology industries could substantially harm our DSI division.

Our DSI products are sold primarily to the pharmaceutical and biotechnology industries for use in biomedical research involving living research subjects. These industries have recently experienced, and will likely continue to experience, substantial consolidation. As a result of consolidation, pharmaceutical and biotechnology companies may defer large purchases during periods of integration and sales may be lost due to elimination of redundancies in the merged organization or differing vendor relationships within the surviving organization.

A reduction or delay in government funding of research and development may adversely affect our DSI division.

A portion of net sales in our DSI division is derived from customers at academic institutions and research laboratories whose funding is greatly dependent on both the level and timing of funding from government sources, such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Government funding of research and development is subject to the political process, which is inherently unpredictable. Our sales may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could adversely affect our DSI division and our overall business and financial results.

Negative attention from special interest groups may adversely impact our DSI division.

In the United States and abroad, certain special interests groups categorically object to the use of animal research models. Our DSI division is a supplier to organizations that use our products to monitor animal research models to assess the safety and effectiveness of new drug and device therapies and for basic and applied research. Although our DSI division has not historically been the subject of significant attention from these groups, any future negative attention or threats directed against our activities could impair our ability to operate our business efficiently.

Failure to develop new technologies and enhance our existing DSI products could harm our business.

Our DSI division depends upon our ability to continue to develop and introduce new products and product enhancements to meet changing customer and market demands, including new sensors, new integration capabilities and software upgrades. If we are not successful in keeping our product and solutions offerings current, our business and financial results will suffer.

Changes in government regulation or in practices relating to the pharmaceutical or biotechnology industries, including potential health care reform, could decrease the need for the products we provide in our DSI division.

Governmental agencies throughout the world, but particularly in the United States, strictly regulate the drug development process. Changes in regulations, such as an increase in regulatory requirements that we have difficulty satisfying or that make our products less competitive, could eliminate or substantially reduce the demand for our DSI products.

In recent years the U.S. Congress and state legislatures have considered various types of health care reform in order to control growing health care costs. We are unable to predict what legislative proposals will be adopted in the future, if any. Similar reform movements have occurred in Europe and Asia. Implementation of health care reform in the United States that contains costs by regulating the price of medicines could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies, which could in turn decrease the business opportunities available to our DSI division both in the United States and abroad. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings, any of which could also adversely affect our DSI division.

Risks Related to Intellectual Property

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Our success and ability to compete depends, in part, upon our ability to maintain the proprietary nature of our technologies utilized in both of our divisions. We rely on a combination of patents, copyrights and trademarks, as well as trade secrets and nondisclosure agreements, to protect our intellectual property. We have a portfolio of patents covering our core technology, some of which are mature and expire between 2008 and 2024. Our issued patents and related intellectual property may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our issued patents, and those that may be issued to us in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. We also have patent applications that may not issue as patents in a form that will be advantageous to us.

To protect our proprietary rights, we may, in the future, need to assert claims of infringement against third parties to protect our intellectual property. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could order us to pay third-party attorney fees. Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our product candidates, technology or other information that we regard as proprietary. Additionally, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also generally require confidentiality or material transfer agreements from third parties that receive our confidential data or materials. We cannot provide any assurance that employees and third parties will abide by the confidentiality or assignment terms of these agreements, or that we will be effective in securing necessary assignments. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary.

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Claims of infringement or misappropriation of the intellectual property rights of others could prohibit us from commercializing products in either or both of our divisions, require us to obtain licenses from third parties or require us to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief.

Third parties could, in the future, assert infringement or misappropriation claims against us with respect to our products in either or both of our divisions. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that our products are covered by U.S. or foreign patents held by them. We are aware of numerous patents issued to third parties that relate to the manufacture and use of implantable medical devices. The owners of each of these patents could assert that the manufacture, use or sale of our products infringes one or more claims of their patents. Each of these patents contains multiple claims, any one of which may be independently asserted against us. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that we infringe. There could also be existing patents of which we are unaware that one or more aspects of our technology may inadvertently infringe.

Any infringement or misappropriation claim could cause us to incur significant costs, could place significant strain on our financial resources, divert management's attention from our business and harm our reputation. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. If the relevant patents were upheld in litigation as valid and enforceable and we were found to infringe, we could be prohibited from commercializing any infringing products unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign any infringing products to avoid infringement, and any redesign may not receive FDA approval in a timely manner, if at all. Any such license could impair operating margins on future product revenue. A court could also order us to pay compensatory damages for such infringement, and potentially treble damages, plus prejudgment interest and third-party attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing infringing products, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business.

Risks Related to Our Operations

We depend upon third-party suppliers, including single source suppliers, making us vulnerable to supply problems and price fluctuations.

We rely on third-party suppliers, including single source suppliers, to provide certain components of our products and expect to increasingly rely on third-party suppliers in the future. We purchase components from these suppliers on a purchase order basis or pursuant to forecasts under supply contracts. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and loss of revenue. We depend on these suppliers to provide us with materials in a timely manner that meet our quality, quantity and cost requirements. Our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside suppliers also subjects us to other risks that could harm our business, including:

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  our suppliers may make errors in manufacturing components, which could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

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  our suppliers may discontinue production of components, which could significantly delay our production and sales and impair operating margins;

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  we may not be able to obtain adequate supplies in a timely manner or on commercially acceptable terms;

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  we may have difficulty locating and qualifying alternative suppliers for our sole-source supplies;

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  switching components may require product redesign and new regulatory submissions, any of which could significantly delay production and sales;

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  our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

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  our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Although we have long-term supply contracts with many of our key component suppliers, disruptions in component supply may still occur. Those key suppliers for which we do not have long-term supply contracts are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. We have no reason to believe any of our current suppliers could not be replaced if they were unable to deliver components to us in a timely manner or at an acceptable price and level of quality. However, if we lost one of these suppliers and were unable to obtain an alternate source on a timely basis or on terms acceptable to us, our production schedules could be delayed, our margins could be negatively impacted, and we could fail to meet our customers' demands. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would adversely affect our ability to meet these dates and could result in legal action by our customers, cause loss of customers or harm our ability to attract new customers, any of which could decrease our revenue and negatively impact our growth. In addition, to the extent that our suppliers use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials or components from alternative sources.

Manufacturing operations are often faced with a supplier's decision to discontinue manufacturing a component, which forces us to make last time purchases, qualify a substitute part, or make a design change which may divert engineering time away from the development of new products.

Our business is subject to risks relating to operating internationally.

A significant part of the revenues from our DSI division is derived from operations outside the United States. We expect that international revenues, including revenues anticipated from our future PMD products, will continue to account for a significant percentage of our revenues for the foreseeable future. There are a number of risks associated with our international business, including:

  •
  foreign currencies we receive for sales outside the United States could be subject to unfavorable exchange rates with the U.S. dollar and reduce the amount of revenue that we recognize and our profitability;

  •
  general economic and political conditions in the markets in which we operate;

  •
  potential international conflicts, including terrorist acts;

  •
  potential increased costs associated with overlapping tax structures;

  •
  potential trade restrictions, exchange controls and legal restrictions on the repatriation of funds into the United States;

  •
  difficulties and costs associated with staffing and managing foreign operations, including risks of violations of local laws or the U.S. Foreign Corrupt Practices Act by employees overseas or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

  •
  unexpected changes in regulatory requirements;

  •
  the difficulties of compliance with a wide variety of foreign laws and regulations;

  •
  unfavorable labor regulations in foreign jurisdictions;

  •
  the deferral of revenue recognition;

  •
  longer accounts receivable cycles in certain foreign countries; and

  •
  import and export licensing requirements.

In particular with respect to our operations in Europe, significant amounts of revenues, expenses and monetary assets are recorded in local (non-U.S.) currency. Our consolidated financial statements are presented in U.S. dollars. Accordingly, changes in currency exchange rates, particularly between the

British pound sterling, the European Euro and the U.S. dollar, will cause fluctuations in our reported financial results, which could be material. In addition, our contracts with foreign customers are frequently denominated in currencies other than the currency in which we incur expenses related to those contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies.

We may not be able to attract and retain personnel necessary for our success.

We are highly dependent on our senior management, especially Brian Brockway, Perry Mills, Lance Wallin, Charles Coggin and Nestor Jaramillo. Our success will depend on our ability to retain our senior management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as scientists, clinical and regulatory specialists, engineers and sales personnel, is intense and we may not be able to retain our personnel. The loss of members of our senior management, scientists, clinical and regulatory specialists, engineers and sales personnel could prevent us from achieving our objectives of continuing to grow our DSI division and developing and growing our PMD division. The loss of a member of our senior management or our professional staff would require the remaining senior executive officers to divert immediate and substantial attention to seeking a replacement. Each of our senior officers may terminate his employment at any time without notice and without cause or good reason. We do not carry key person life insurance on any of our employees other than Brian Brockway and Perry Mills.

Becoming a public company will cause us to incur increased costs and demands on our management.

The obligations of being a public company, including substantial public reporting and auditing obligations, will require significant additional expenditures, place additional demands on our management and divert management's time and attention away from our core business. These additional obligations will require us to hire additional personnel in order to ensure compliance with the regulatory requirements of the Securities and Exchange Commission and the Nasdaq Global Market. For example, we are evaluating our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations as there is no precedent available by which to measure compliance adequacy. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management's time and attention, may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to relocate our business to a suitable facility in the first quarter of fiscal 2009 as planned, and the transfer of our manufacturing operations may disrupt our business and could adversely affect our business and operating results.

We do not own any real property, and we currently lease our primary business spaces, including our corporate headquarters, at two locations in St. Paul, Minnesota.

The leases for our primary facilities terminate on June 14, 2008 and December 31, 2008. In November 2007, we leased an additional 13,000 square feet of space at the same location as one of our primary facilities in order to accommodate expansion. This additional lease expires on December 31, 2007 but we are in negotiations to extend the term.

We plan to relocate all of our operations from these current facilities to a new facility in the first quarter of fiscal 2009, and we entered into a lease on October 2, 2007 for the construction of a facility in St. Paul that is scheduled to be completed during that time period.

There are several risks associated with the terms of our existing leases and our relocation to this new facility. For example, we may be unable to extend the term of our lease expiring on June 14, 2008, which is required to provide a sufficient time period for us to vacate our current facilities. We may also experience construction delays which could result in the new facility not being completed within the time period required for us to vacate our current facilities.

Before we can produce our PMD products at the new facility for commercial use, our products and equipment will need to be re-qualified prior to release to the marketplace. Any additional FDA inspections could result in new issues potentially affecting our ability to manufacture products.

If we are unable to extend the term of our lease expiring on June 14, 2008 or relocate to our new facility as planned, we may incur additional costs and interruptions in our manufacturing operations, both of which could have a material adverse effect on our business and results of operations. Our operating results may also be adversely affected if we encounter any unforeseen difficulties in transferring our manufacturing operations or in validating our manufacturing processes at the time of our relocation.

Impairment of property and equipment, intangible assets and goodwill may adversely impact future results of operations.

We accounted for the February 2006 acquisition of our Ponemah business using the purchase method of accounting under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of the acquired entity, including identifiable intangible assets, have been recorded at their respective fair values as of the date the acquisition was completed. The excess of the purchase price over the fair value of acquired net assets and liabilities was recorded as goodwill. As a result of this acquisition, we have recorded $2.2 million of goodwill and other intangible assets.

We are amortizing certain definite-life intangible assets, with a gross balance of $1.7 million at June 30, 2007, over periods ranging from four to eight years. We will review definite-life intangible assets, as well as property and equipment, for impairment if events indicate that these assets may not be recoverable in future cash flows. We will review indefinite-life intangible assets and goodwill for impairment at least annually. If the future growth and operating results of the acquired business are not as strong as anticipated, property and equipment, intangible assets and goodwill may be impaired. To the extent property and equipment, intangible assets and goodwill are impaired, their carrying value will be written down to their fair value and a charge will be made to our earnings. An impairment charge could materially and adversely affect our operating results and financial condition.

Our operations involve hazardous materials, and we must comply with environmental laws and regulations, which can be expensive.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. We could incur costs, fines and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. We do not have insurance for environmental liabilities and liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes.

Risks Related to this Offering and Ownership of Our Common Stock

Because there has not been a public market for our common stock and our stock price may be volatile, you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors' interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our common stock that you buy. The initial public offering price for our common stock will be determined by negotiations between representatives of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition to the risk factors discussed elsewhere in this section, the following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

  •
  loss of any of our major DSI customers;

  •
  failure to achieve market acceptance for our Sleuth ECG System or future PMD products;

  •
  departure of key personnel;

  •
  variations in our quarterly operating results;

  •
  announcements by our competitors of significant technological developments;

  •
  changes in governmental regulations and standards;

  •
  litigation related to patent infringement and product liability claims;

  •
  changes to financial estimates by equity research analysts;

  •
  sales of common stock or other securities by us in the future;

  •
  decreases in market valuations of similar companies; and

  •
  fluctuations in stock market prices and volumes.

Each of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

In addition, the stock markets have been extremely volatile. Securities class action litigation is often initiated against a company following a period of volatility in the market price of the company's securities. If class action litigation is initiated against us, we would incur substantial costs and our management's attention would be diverted from our operations.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable research or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. Equity research analysts may elect not to provide research coverage of our common stock, which may adversely affect the market price of our common stock. If equity research analysts do provide research coverage of our common stock, the price of our common stock could decline if one or more of these analysts downgrade our common stock or if they issue other unfavorable commentary about us or our business. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, there have been recent changes in how analysts are reviewed and compensated. In particular, many investment banking firms will be required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Future sales of our common stock by our existing stockholders could cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of our common stock could also depress the market price of our common stock. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock for at least 180 days after the date of this prospectus, subject to certain exceptions. Upon expiration of the lock-up period, shares of our common stock will be eligible for sale in the public market. In addition, we intend to file registration statements with the SEC covering (a) any shares of our common stock acquired upon option exercises prior to the closing of this offering, (b) all of the shares subject to options outstanding, but not exercised, as of the closing of this offering and (c) all of the shares available for future issuance under our stock incentive plans and employee stock purchase plan upon the closing of this offering. The market price of shares of our common stock may decrease significantly when the restrictions on resale by our existing stockholders lapse and our stockholders, warrant holders and option holders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

Our net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes. We may also use a portion of the proceeds for the potential acquisition of businesses, technologies and products, although we have no current understandings, commitments or agreements to do so. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will have to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management's specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether we use the net proceeds from this offering appropriately. We may place the net proceeds in investments that do not produce income or that lose value, which may cause our stock price to decline.

Our directors and executive officers will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including changes of control.

We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own         % of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Upon the closing of this offering, provisions of our restated certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

  •
  establish a classified board of directors, so that not all members of our board of directors may be elected at one time;

  •
  set limitations on the removal of directors;

  •
  limit who may call a special meeting of stockholders;

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

  •
  do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

Please see "Description of Capital Stock — Anti-Takeover Provisions" for a more detailed description of these provisions.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

If you purchase common stock in this offering, you will incur immediate dilution of $             in pro forma as adjusted net tangible book value per share of common stock, based on an assumed initial public offering price of $         per share, (the midpoint of the range on the front cover of this prospectus) because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. In addition, if outstanding options to purchase our common stock are exercised, you will experience additional dilution. Please read "Dilution" for a more detailed description of how dilution will affect you.

We do not intend to declare dividends on our stock after this offering.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our current credit facility restricts us from paying cash dividends without our lender's consent. Any payment of cash dividends on our common stock, if permitted by our lender, will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

  •
  our ability to commercialize current and future PMD products;

  •
  our ability to obtain and maintain regulatory clearance or approval of our products;

  •
  our ability to obtain coverage and reimbursement from third-party payers for our PMD products and the extent of such coverage;

  •
  the successful development of our PMD division sales and marketing capabilities;

  •
  our ability to obtain and maintain intellectual property protection for our products;

  •
  any future litigation regarding our business;

  •
  changes in governmental laws and regulations relating to our products;

  •
  our arrangements with and the financial condition of our customers;

  •
  the availability and cost of third-party products and the ability of our suppliers to timely meet our demands;

  •
  changes affecting the pharmaceutical and biotechnology industries;

  •
  competition in the industries in which our PMD and DSI divisions compete;

  •
  general and economic business conditions; and

  •
  the other risks described under "Risk Factors" in this prospectus.

There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the caption "Risk Factors." You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus completely. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS

Assuming a public offering price of $         per share, the midpoint of the range on the front cover of this prospectus, we estimate our net proceeds from the sale of           shares of our common stock in this offering will be approximately $          million after deducting underwriting discounts and commissions, our estimated offering expenses and our selling stockholders' estimated offering expenses, all of which are payable by us. We will not receive any of the proceeds from sales of common stock by the selling stockholders.

If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $    million, after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease the net proceeds to us from this offering by $    million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds for the potential acquisition of businesses, technologies and products, although we have no current understandings, commitments or agreements to do so.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. Following the completion of this offering, we intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not expect to pay cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any. Our current credit facility restricts us from paying cash dividends except with our lender's consent.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007 on:

  •
  an actual basis;

  •
  a pro forma basis to reflect the conversion of all our outstanding shares of convertible preferred stock into shares of common stock and preferred stock warrants to common stock warrants, and the subsequent exercise of such warrants immediately prior to the closing of this offering; and

  •
  a pro forma as adjusted basis to further reflect the receipt of the estimated net proceeds from the sale of                    shares of common stock in this offering at an assumed initial public offering price of $         per share, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this capitalization table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)

Long-term debt	$1,839	$1,839	$
Preferred stock warrants	105	—
Redeemable convertible preferred stock, $0.001 par value, 26,844,341 shares authorized, 26,591,969 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	53,588	—
Shareholders' equity (deficit):
Common stock, $0.001 par value, 56,000,000 shares authorized, 17,337,036 shares issued and outstanding, actual; 43,977,190 shares outstanding pro forma and shares authorized, issued and outstanding, pro forma as adjusted	17	44
Additional paid-in capital	—	53,666
Accumulated deficit	$(34,912)	$(34,912)

Total common shareholders' equity (deficit)	$(34,895)	$18,798

Total capitalization	$20,637	$20,637	$

(1)
A $1.00 increase or decrease in the offering price would result in an approximately $              million increase or decrease in each of pro forma as adjusted additional paid-in capital, pro forma as adjusted total stockholders' equity and pro forma as adjusted total capitalization, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commission and estimated offering expenses payable by us.

The information in the table above excludes, as of September 30, 2007:

  •
  4,804,434 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.99 per share;

  •
  3,946,031 shares of common stock reserved and available for future issuances under our 2007 Stock Incentive Plan, that was established on August 2, 2007; and

  •
  1,500,000 shares of common stock reserved and available for future issuances under our Employee Stock Purchase Plan, that was established on August 2, 2007.

Shares available for future issuance under our 2007 Stock Incentive Plan and 2007 Employee Stock Purchase Plan do not include shares that may become available for issuance pursuant to provisions in these plans that provide for the automatic annual increase in the number of shares reserved thereunder and the re-issuance of shares that are cancelled or forfeited in accordance with such plans. See "Compensation — Employee Benefit Plans — 2007 Stock Incentive Plan" and Compensation — Employee Benefit Plans — 2007 Employee Stock Purchase Plan."

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of September 30, 2007, we had a negative net tangible book value of $37.5 million, or $2.16 per share of common stock, not taking into account the conversion of our outstanding convertible preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less our total liabilities (including our preferred stock) divided by the number of shares of common stock outstanding. The pro forma net tangible book value of our common stock as of September 30, 2007 was approximately $16.2 million, or approximately $0.37 per share, based on the number of shares outstanding as of September 30, 2007, after giving effect to the conversion of all outstanding convertible preferred stock into shares of common stock and preferred stock warrants to common stock warrants, and the subsequent exercise of such warrants, immediately prior to the closing of this offering.

After giving effect to our sale of shares of common stock at an assumed initial public offering price of $    per share, the midpoint of the range on the front cover of this prospectus, deducting estimated underwriting discounts and commissions and offering expenses, and applying the net proceeds from such sale, the pro forma as adjusted net tangible book value of our common stock, as of September 30, 2007, would have been approximately $    million, or $    per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $    per share and an immediate dilution to new investors of $    per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$(2.16)
Pro forma increase in net tangible book value per share attributable to conversion of preferred stock and conversion and exercise of preferred stock warrants	2.53

Pro forma net tangible book value per share as of September 30, 2007	0.37
Increase in pro forma net tangible book value per share attributible to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed public offering price of $    per share would increase or decrease, respectively, our pro forma as adjusted net tangible book value by $         million, the pro forma as adjusted net tangible book value per share by $         per share and the dilution in the net tangible book value to investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2007, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an

assumed initial public offering price of $         per share, the midpoint of the range on the front cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration
Weighted Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Total		100.0%			$100.0%

A $1.00 increase or decrease in the assumed public offering price of $         per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same.

Sales of common stock by the selling stockholders in the offering will reduce the number of shares of common stock held by existing stockholders to                    , or approximately    % of the total shares of common stock outstanding and will increase the number of shares held by new investors to             , or approximately             % of the total shares of common stock outstanding after the offering.

In the preceding tables, the shares of common stock outstanding exclude, as of September 30, 2007:

  •
  4,804,434 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.99 per share;

  •
  3,946,031 shares of common stock reserved and available for future grant or issuance under our 2007 Stock Incentive Plan;

  •
  1,500,000 shares of common stock reserved and available for future issuances under our 2007 Employee Stock Purchase Plan; and

  •
  shares of our common stock that may be purchased by the underwriters to cover over-allotments.

Shares available for future issuance under our 2007 Stock Incentive Plan and 2007 Employee Stock Purchase Plan do not include shares that may become available for issuance pursuant to provisions in these plans that provide for the automatic annual increase in the number of shares reserved thereunder and the re-issuance of shares that are cancelled or forfeited in accordance with such plans.

If the underwriters exercise their over-allotment option in full:

  •
  the number of shares of our common stock held by existing stockholders would decrease to approximately    % of the total number of shares of our common stock outstanding after this offering;

  •
  the number of shares of our common stock held by new investors would increase to approximately    % of the total number of shares of our common stock outstanding after this offering; and

  •
  our pro forma as adjusted net tangible book value at September 30, 2007 would have been $     million, or $         per share of common stock, representing an immediate increase in pro forma as adjusted net tangible book value of $    per share of common stock to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering.

Because we expect the exercise prices of the outstanding options to be significantly below the assumed initial public offering price of $         per share, the midpoint of the range on the front cover of this prospectus, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. If the outstanding stock options as of September 30, 2007 were exercised prior to this offering our existing stockholders would, after this offering, own approximately         % of the total number of outstanding shares of our common stock while contributing         % of the total consideration for all shares, and our new investors would own approximately         % of the total number of outstanding shares of our common stock while contributing         % of the total consideration for all shares (in each case assuming no exercise of the underwriters' over-allotment option).

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected financial data for the year ended June 30, 2003 are derived from our audited consolidated financial statements not included in this prospectus. The statements of operations data for the years ended June 30, 2005, 2006 and 2007, and the balance sheet data at June 30, 2006 and 2007, are derived from, and are qualified by reference to, the audited consolidated financial statements. The statements of operations data for the year ended June 30, 2004 and the consolidated balance sheet data at June 30, 2004 and 2005 are derived from our unaudited accounting records. The statements of operations data for the three months ended September 30, 2006 and 2007, and the balance sheet data at September 30, 2007, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements.

The historical results are not necessarily indicative of results to be expected in any future period.

	Year ended June 30,					Three months ended September 30,
	2003	2004	2005	2006	2007	2006	2007
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Net sales	$17,587	$20,767	$25,039	$30,916	$37,247	$8,385	$8,616
Cost of goods sold	6,791	7,073	7,836	9,155	10,876	2,190	2,430

Gross profit	10,796	13,694	17,203	21,761	26,371	6,195	6,186

Operating expenses:
Selling, general and administrative	5,330	5,306	6,528	9,649	14,944	3,233	4,371
Research and development	10,017	11,100	12,566	16,579	20,793	5,425	6,116

Total operating expenses	15,347	16,406	19,094	26,228	35,737	8,658	10,487

Loss from operations	(4,551)	(2,712)	(1,891)	(4,467)	(9,366)	(2,463)	(4,301)
Other income (expense):
Interest income	141	59	56	368	420	75	181
Interest expense	(94)	(139)	(121)	(139)	(210)	(45)	(54)
Foreign currency, net	(1)	(11)	(145)	18	140	11	71
Put option gain	—	106	19	64	—	—	—
Other, net	8	(32)	(41)	(10)	(56)	(8)	(6)

Loss before income taxes	(4,497)	(2,729)	(2,123)	(4,166)	(9,072)	(2,430)	(4,109)
Income tax expense (benefit)	82	(41)	104	41	55	25	28

Net loss	(4,579)	(2,688)	(2,227)	(4,207)	(9,127)	(2,455)	(4,137)
Accretion of redeemable convertible preferred stock	(1,246)	(1,248)	(1,248)	(2,239)	(3,120)	(642)	(1,091)

Net loss attributable to common shareholders	$(5,825)	$(3,936)	$(3,475)	$(6,446)	$(12,247)	$(3,097)	$(5,228)

Basic and diluted net loss per share					$(0.72)	$(0.18)	$(0.30)

Basic and diluted weighted average shares outstanding					17,002,730	16,827,471	17,326,882

	As of June 30,					As of September 30,
	2003	2004	2005	2006	2007	2007
	(in thousands)
Selected Balance Sheet Data:
Cash, cash equivalents, and available-for-sale securities	$6,999	$5,135	$2,702	$8,603	$16,167	$12,496
Working capital	9,131	6,577	4,363	8,882	18,257	13,640
Total assets	15,221	13,023	11,130	22,540	32,677	29,380
Long-term debt	1,492	1,248	880	1,247	1,556	1,839
Redeemable convertible preferred stock	13,680	14,927	16,175	31,483	52,500	53,588
Total common shareholders' deficit	(3,708)	(7,424)	(10,688)	(17,462)	(29,701)	(34,895)

Quarterly Results of Operations

The following tables set forth unaudited selected quarterly operating results for the years ended June 30, 2006 and 2007 and the three months ended September 30, 2007. We believe that the following selected quarterly information includes all adjustments that consist only of normal, recurring adjustments that we consider necessary to present this information fairly. This financial information should be read in conjunction with our consolidated financial statements and related notes appearing in this prospectus. Our results of operations have fluctuated in the past and are likely to continue to fluctuate significantly from quarter to quarter in the future. Therefore, results of operations for any previous periods are not necessarily indicative of results of operations to be recorded in the future.

	Year ended June 30, 2006
	Q1	Q2	Q3	Q4	Total
	(in thousands, except share and per share amounts)

Net sales	$6,878	$8,083	$8,331	$7,624	$30,916
Cost of goods sold	1,823	2,334	2,438	2,560	9,155

Gross profit	5,055	5,749	5,893	5,064	21,761
Loss from operations	(368)	(43)	(1,367)	(2,689)	(4,467)
Net loss	(411)	(29)	(1,207)	(2,560)	(4,207)
Accretion of redeemable convertible preferred stock	(334)	(631)	(631)	(643)	(2,239)
Net loss attributable to common shareholders	$(745)	$(660)	$(1,838)	$(3,203)	$(6,446)

Basic and diluted net loss per share	$(0.04)	$(0.04)	$(0.11)	$(0.19)	$(0.38)

Basic and diluted weighted average shares outstanding	16,979,074	17,049,622	16,603,941	16,559,422	16,798,015

	Year ended June 30, 2007
	Q1	Q2	Q3	Q4	Total
	(in thousands, except share and per share amounts)

Net sales	$8,385	$10,580	$8,682	$9,600	$37,247
Cost of goods sold	2,190	2,907	2,926	2,853	10,876

Gross profit	6,195	7,673	5,756	6,747	26,371
Loss from operations	(2,463)	(1,684)	(2,986)	(2,233)	(9,366)
Net loss	(2,455)	(1,692)	(3,034)	(1,946)	(9,127)
Accretion of redeemable convertible preferred stock	(642)	(642)	(755)	(1,081)	(3,120)
Net loss attributable to common shareholders	$(3,097)	$(2,334)	$(3,789)	$(3,027)	$(12,247)

Basic and diluted net loss per share	$(0.18)	$(0.14)	$(0.22)	$(0.18)	$(0.72)

Basic and diluted weighted average shares outstanding	16,827,471	16,918,764	17,039,133	17,225,552	17,002,730

	Year ending June 30, 2008
	Q1	Q2	Q3	Q4	Total
	(in thousands, except share and per share amounts)

Net sales	$8,616
Cost of goods sold	2,430

Gross profit	6,186
Loss from operations	(4,301)
Net loss	(4,137)
Accretion of redeemable convertible preferred stock	(1,091)

Net loss attributable to common shareholders	$(5,228)

Basic and diluted net loss per share	$(0.30)

Basic and diluted weighted average shares outstanding	17,326,882

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a medical technology company engaged in developing, manufacturing and distributing implantable, subcutaneous, wireless diagnostic and monitoring products. We serve the chronic cardiovascular disease market through our Patient Management Device (PMD) division, and the biomedical research market through our Data Sciences International (DSI) division. Our PMD division provides implantable wireless monitoring systems for various forms of chronic cardiovascular disease, or CVD. Our DSI division is a leading provider of implantable wireless systems for humane, accurate and efficient monitoring of animal models used in biomedical research, including in preclinical drug discovery and development. We are leveraging this platform and the expertise and cash flows of our DSI division, in addition to our established corporate infrastructure, to develop and launch our PMD division.

Our PMD division is focused on developing implantable, ambulatory monitoring systems for various forms of CVD that provide physicians with vital signs information, including blood pressure, cardiac rhythm, patient activity, intracardiac pressure, temperature, electroencephalogram and respiratory information. Our PMD division's Sleuth ECG System received 510(k) clearance from the U.S. Food and Drug Administration, or FDA, on October 1, 2007 for monitoring patients with clinical syndromes or situations at increased risk of cardiac arrhythmias and patients who experience transient symptoms that may suggest a cardiac arrhythmia. These symptoms include unexplained syncope, or infrequent fainting episodes that can be associated with arrhythmias. Medicare and third-party payers reimburse its use to diagnose patients with this condition. We are incorporating our PMD technology into our next generation of products planned for introduction in fiscal 2009 that are designed to capture data that will allow physicians to diagnose and monitor AF. We also plan to incorporate our PMD technology into new products in the future designed to stratify patients at risk of sudden cardiac death, or SCD.

Our DSI division is the leading supplier of implantable, wireless, physiologic monitoring equipment and a significant supplier of related data acquisition and analysis products for performing biomedical research in animal models. Our DSI systems are widely used in drug discovery and development, medical device development and government and academic research to assess efficacy and safety of therapies, as well as to better understand physiologic mechanisms. DSI products are used in more than 1,000 laboratories in 40 countries. All of the top 20 pharmaceutical companies worldwide and many of the world's major research universities, government laboratories and contract research organizations use products manufactured by our DSI division. In fiscal 2007, DSI's net sales were $37.2 million, with the majority of the net sales coming from the drug discovery and development market.

Sales and Expense Components

Net sales.    In our DSI division, we currently derive our revenue through the sale of wireless implantable monitors, equipment and software for data acquisition and analysis, service contracts for software upgrades, post-contract customer support and hardware maintenance. We also realize revenue when we reprocess transmitters by allowing customers to return a transmitter after use in exchange for a replacement transmitter, either new or reprocessed. The implantable monitors that are returned by customers are reprocessed and made available for future sale. The majority of our sales are made through our direct sales force. In countries where we do not have a direct sales force, sales are generated by shipments to distributors who, in turn, sell to end customers.

Revenue from our PMD division will be derived through the sale of wireless implantable monitors and related products that enable the data to be forwarded to a third-party service center. Upon receiving clearance from the FDA to market our Sleuth ECG System, we immediately commenced selling efforts through our direct sales force. We have not recorded any revenue from our PMD division to date.

Cost of goods sold.    We manufacture a substantial majority of the products that we sell. Our cost of goods sold consists primarily of direct labor, manufacturing overhead, raw materials and components.

Sales, general and administrative expenses.    Our selling and marketing expenses consist primarily of salary expense for sales and marketing personnel, sales commissions and support costs for our global, direct distribution system, travel, product promotions, tradeshows and market research. Our general and administrative expenses consist primarily of corporate expenses, including accounting, finance, information technology, human resources and legal.

Research and development.    Our research and development expenses include costs associated with the design, development, testing, enhancement and regulatory approval of our products. We perform the majority of this work internally, but we also contract with third parties for certain research and development services. This expense component also includes costs associated with design and execution of clinical trials, regulatory submissions and legal expenses in connection with our intellectual property.

Interest income.    Interest income is attributed to interest earned on deposits in investments that consist primarily of money market funds.

Interest expense.    Interest expense consists primarily of interest associated with term loans that are used to finance capital equipment.

Foreign currency, net.    Foreign currency consists primarily of translation differences for our outstanding balances in accounts receivable due in foreign currencies, as well as for assets and liabilities of our foreign subsidiaries, which arise when we translate the applicable foreign currency into the U.S. dollar using the exchange rates in effect at the balance sheet date.

Income tax expense.    Income tax expense arises primarily from the operations of our wholly-owned European subsidiaries operating as sales offices for our DSI division.

Accretion of redeemable convertible preferred stock.    Our redeemable convertible preferred stock may be redeemed, at the option of the preferred stockholders, in three equal annual installments commencing February 25, 2012. The redemption value is $72.9 million. We increase the carrying value of our redeemable convertible preferred stock each year to reflect the pro-rata accretion to its redemption value. Accretion is recorded as an increase to common shareholders' deficit and increases the loss attributable to common shareholders. Immediately prior to the completion of this offering, our redeemable convertible preferred stock will be converted into common stock. As such, the stockholders will forfeit their redemption rights and we will no longer record accretion.

Results of Operations

Comparison of the three months ended September 30, 2007 with the three months ended September 30, 2006

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands), and, for certain line items, the changes between the specified periods expressed as percent increases or decreases:

	Three months ended September 30,
			Percent Change
	2006	2007
Net sales	$8,385	$8,616	2.8%
Cost of goods sold	2,190	2,430	11.0%

Gross profit	6,195	6,186	(0.1)%

Operating expenses:
Selling, general, and administrative	3,233	4,371	35.2%
Research and development	5,425	6,116	12.7%

Total operating expenses	8,658	10,487	21.1%

Loss from operations	(2,463)	(4,301)	74.6%
Other income (expense):
Interest income	75	181
Interest expense	(45)	(54)
Foreign currency, net	11	71
Put option gain	—	—
Other, net	(8)	(6)

Loss before income taxes	(2,430)	(4,109)	69.1%
Income tax expense	25	28

Net loss	(2,455)	(4,137)	68.5%
Accretion of redeemable convertible preferred stock	(642)	(1,091)	69.9%

Net loss attributable to common shareholders	$(3,097)	$(5,228)	68.8%

Net Sales.    Our DSI division's net sales increased by 2.8%, or $0.2 million, to $8.6 million in the first quarter of fiscal 2008 as compared to $8.4 million in the same period in fiscal 2007. The majority of this increase was related to revenue from an implantable monitoring product that was released in the second half of fiscal 2007. We did not record any revenue from our PMD division through September 30, 2007.

Gross Profit.    Our DSI division's gross profit decreased by 0.1%, or $9,000, in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007 even though net sales increased. The decrease in gross profit as a percentage of sales of 2.1% to 71.8% in the first quarter of fiscal 2008 as compared to 73.9% in the same period in fiscal 2007 was due primarily to an increase in purchased component costs, manufacturing labor costs and related overhead costs that were expensed in the first quarter of fiscal 2008. The increase in labor and overhead costs was primarily due to inefficiencies related to the implementation of a new enterprise resource planning system.

Selling, General and Administrative.    Our selling, general and administrative expenses increased by 35.2%, or $1.2 million, to $4.4 million in the first quarter of fiscal 2008 as compared to $3.2 million in the same period in fiscal 2007. The following table provides additional detail for these expenses (dollar amounts in thousands):

	Three months ended September 30,
			Percent Change
	2006	2007
Sales and marketing expenses	$2,193	$2,807	28.0%
General and administrative expenses	1,040	1,564	50.4%

Total selling, general and administrative expenses	$3,233	$4,371	35.2%

Our sales and marketing expenses increased by 28.0%, or $0.6 million, to $2.8 million in the first quarter of fiscal 2008 as compared to $2.2 million in the same period in fiscal 2007. Sales and marketing expenses for our PMD division increased by $0.5 million in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007. Personnel and associated expenses for our PMD division increased by $0.3 million as we prepared for the commercialization of our Sleuth ECG System. Consulting fees for our PMD division increased by $0.1 million in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007 primarily due to website development, advertising and physician training. The balance of the increase for our PMD division was due primarily to additional promotion, tradeshow and travel expenses related to the preparations for the commercial launch of our Sleuth ECG System. Sales and marketing expenses for our DSI division increased by $0.1 million in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007. This increase was primarily due to added marketing staff and associated expenses.

Our general and administrative expenses increased by 50.4%, or $0.5 million, to $1.6 million in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007. Information technology expenses increased by $0.2 million due to added personnel and consulting fees in connection with network infrastructure and enterprise software systems. Legal fees related to employment matters and to actions intended to transition us to a public company increased by $0.1 million in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007. Expenses in accounting increased by $0.1 million due primarily to contractors and consultants engaged to support the business growth as well as to increased audit fees. The balance of the increase was spread among our general and administrative departments and reflected the overall growth in the business.

Research and Development.    Our research and development expenses increased by 12.7%, or $0.7 million, to $6.1 million in the first quarter of fiscal 2008 as compared to $5.4 million in the same period in fiscal 2007. Research and development expenses for our DSI division increased by $0.5 million to $2.5 million in first quarter of fiscal 2008 as we increased our efforts to develop new monitoring devices and data acquisition and analysis products. Research and development expenses for our PMD division increased by $0.2 million to $3.6 million in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007 as a result of activities related to FDA clearance of our Sleuth ECG System.

Interest Income.    Interest income increased to $181,000 in the first quarter of fiscal 2008 as compared to $75,000 in the same period in fiscal 2007. The increase was due to higher average cash, cash equivalent and restricted investment balances as a result of the sale of Series C preferred stock in the second half of fiscal 2007.

Interest Expense.    Interest expense increased to $54,000 in the first quarter of fiscal 2008 as compared to $45,000 in the same period in fiscal 2007. The increase was due to an increase in average debt outstanding in connection with term loans used to finance capital equipment.

Income tax expense.    We incurred modest levels of income tax in the first quarters of fiscal 2007 and 2008 related to our European sales offices. We recorded no provision for U.S. income taxes in these periods due to our history of operating losses.

Accretion of redeemable convertible preferred stock.    Accretion of redeemable convertible preferred stock increased by 69.9%, or $0.5 million, to $1.1 million in the first quarter of fiscal 2008 as compared to the same period in fiscal 2007 due to the issuance of Series C preferred stock in the second half of fiscal 2007.

Net loss attributable to common shareholders.    Our net loss attributable to common shareholders increased by 68.8%, or $2.1 million, to $5.2 million in the first quarter of fiscal 2008 as compared to $3.1 million in the same period in fiscal 2007. The increase was primarily due to expenses related to the development and commercialization of our PMD products exceeding the income provided by our DSI division.

Comparison of the fiscal year ended June 30, 2007 with the fiscal year ended June 30, 2006

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands), and, for certain line items, the changes between the specified periods expressed as percent increases or decreases:

	Year ended June 30,
				Year ended June 30,
			Percent Change			Percent Change
	2005	2006		2006	2007
Net sales	$25,039	$30,916	23.5%	$30,916	$37,247	20.5%
Cost of goods sold	7,836	9,155	16.8%	9,155	10,876	18.8%

Gross profit	17,203	21,761	26.5%	21,761	26,371	21.2%

Operating expenses:
Selling, general and administrative	6,528	9,649	47.8%	9,649	14,944	54.9%
Research and development	12,566	16,579	31.9%	16,579	20,793	25.4%

Total operating expenses	19,094	26,228	37.4%	26,228	35,737	36.3%

Loss from operations	(1,891)	(4,467)	136.2%	(4,467)	(9,366)	109.7%
Other income (expense):
Interest income	56	368		368	420
Interest expense	(121)	(139)		(139)	(210)
Foreign currency, net	(145)	18		18	140
Put option gain	19	64		64	—
Other, net	(41)	(10)		(10)	(56)

Loss before income taxes	(2,123)	(4,166)	96.2%	(4,166)	(9,072)	117.8%
Income tax expense	104	41		41	55

Net loss	(2,227)	(4,207)	88.9%	(4,207)	(9,127)	116.9%
Accretion of redeemable convertible preferred stock	(1,248)	(2,239)	79.4%	(2,239)	(3,120)	39.3%

Net loss attributable to common shareholders	$(3,475)	$(6,446)	85.5%	$(6,446)	$(12,247)	90.0%

Net Sales.    Our DSI division's net sales increased by 20.5%, or $6.3 million, to $37.2 million in fiscal 2007 as compared to $30.9 million in fiscal 2006. Approximately $2.8 million of the increase was due to increased sales of data acquisition and analysis systems resulting largely from our acquisition of the Ponemah business in February 2006. The remainder was due primarily to an increase in average sales prices of $1.9 million and a unit volume increase in reprocessed implantable monitors of $2.0 million. The volume increase in reprocessed implantable monitors was offset by volume decreases for other product lines.

Gross Profit.    Our DSI division's gross profit increased by 21.2%, or $4.6 million, to $26.4 million in fiscal 2007 as compared to $21.8 million in fiscal 2006. The increase was consistent with our increase in net sales. Our gross profit as a percentage of net sales increased to 70.8% in fiscal 2007 as compared to 70.4% in fiscal 2006 primarily due to increased average sales prices.

Selling, General and Administrative.    Our selling, general and administrative expenses increased by 54.9%, or $5.3 million, to $14.9 million in fiscal 2007 as compared to $9.6 million in fiscal 2006. The following table provides additional detail for these expenses (dollar amounts in thousands):

	Year ended June 30,
			Percent Change
	2006	2007
Sales and marketing expenses	$6,481	$9,933	53.3%
General and administrative expenses	3,168	5,011	58.2%

Total selling, general and administrative expenses	$9,649	$14,944	54.9%

Our sales and marketing expenses increased by 53.3%, or $3.4 million, to $9.9 million in fiscal 2007 as compared to $6.5 million in fiscal 2006. Sales and marketing expenses for our DSI division increased by $2.2 million in fiscal 2007. Personnel and associated expenses in our Ponemah business added $1.0 million to our DSI division over the prior year. The balance of the fiscal 2007 increase for our DSI division was due primarily to added personnel and associated expenses consistent with our efforts to grow our DSI sales. Sales and marketing expenses for our PMD division increased by $1.3 million in fiscal 2007. This increase was primarily due to added personnel and associated expenses as we prepared for the commercialization of our Sleuth ECG system. We expect these expenses to increase significantly in the foreseeable future as our PMD division expands upon its sales and marketing capabilities.

Our general and administrative expenses increased by 58.2%, or $1.8 million, to $5.0 million in fiscal 2007 as compared to $3.2 million in fiscal 2006. Information technology expenses increased by $0.4 million due primarily to added personnel in connection with our implementation of the JD Edwards EnterpriseOne ERP system. Accounting and human resources increased by $0.4 million due primarily to added personnel to support the business growth and increased accounting and auditing fees in preparation for our initial public offering. The balance of the increase was spread among our general and administrative departments and reflected the overall growth in the business.

Research and Development.    Our research and development expenses increased by 25.4%, or $4.2 million, to $20.8 million in fiscal 2007 as compared to $16.6 million in fiscal 2006. Research and development expenses for our DSI division increased by $3.6 million to $8.4 million in fiscal 2007 as we added personnel and contracted design work through third parties in an effort to expand our product line. Personnel and associated expenses in our Ponemah business also added approximately $0.9 million to our DSI division over the prior year. Research and development expenses for our PMD division increased by $0.6 million, to $12.4 million in fiscal 2007. Both clinical and regulatory spending increased as we prepared for market release of our Sleuth product.

Interest Income.    Interest income increased to $420,000 in fiscal 2007 as compared to $368,000 in fiscal 2006. The increase was due primarily to higher money market interest rates in fiscal 2007. Average cash, cash equivalent and restricted investment balances were $9.9 million and $9.7 million in fiscal 2007 and 2006, respectively.

Interest Expense.    Interest expense increased to $210,000 in fiscal 2007 as compared to $139,000 in fiscal 2006. The increase was due to an increase in average debt outstanding and higher interest rates in connection with term loans used to finance capital equipment.

Income tax expense.    We incurred modest levels of income tax in fiscal 2007 and 2006 related to our European sales offices. We recorded no provision for U.S. income taxes in fiscal 2007 or 2006 due to our history of operating losses.

Accretion of redeemable convertible preferred stock.    Accretion of redeemable convertible preferred stock increased by 39.3%, or $0.9 million, to $3.1 million in fiscal 2007 as compared to $2.2 million in fiscal 2006. The increase was due to the issuance of our Series C redeemable convertible preferred stock in fiscal 2007 as well as a full year's accretion of our Series B redeemable convertible preferred stock which was issued in fiscal 2006.

Net loss attributable to common shareholders.    Our net loss attributable to common shareholders increased by 90.0%, or $5.8 million, to $12.2 million in fiscal 2007 as compared to $6.4 million in fiscal 2006. The increase was primarily due to expenses related to funding of the development and commercialization of our products for our PMD division exceeding the income provided by our DSI division and the increase in accretion of redeemable convertible preferred stock.

Comparison of the fiscal year ended June 30, 2006 with the fiscal year ended June 30, 2005

Net Sales.    Our DSI division's net sales increased by 23.5%, or $5.9 million, to $30.9 million in fiscal 2006 as compared to $25.0 million in fiscal 2005. Approximately $4.3 million was due to increased unit volume and an additional $0.7 million was due to higher average sales prices. We also increased sales of data acquisition and analysis systems by approximately $0.8 million due to our acquisition of the Ponemah business in February 2006.

Gross Profit.    Our DSI division's gross profit increased by 26.5%, or $4.6 million, to $21.8 million in fiscal 2006 as compared to $17.2 million in fiscal 2005. The increase was consistent with our revenue increase. Our gross profit as a percentage of net sales increased to 70.4% in fiscal 2006 as compared to 68.7% in fiscal 2005, primarily due to a favorable product mix, stronger average sales prices and manufacturing efficiencies.

Selling, General and Administrative.    Our selling, general and administrative expenses increased by 47.8%, or $3.1 million, to $9.6 million in fiscal 2006 as compared to $6.5 million in fiscal 2005. The following table provides additional detail for these expenses (dollar amounts in thousands):

	Year ended June 30,
	2005	2006	Percent Change
Sales and marketing expenses	$4,280	$6,481	51.4%
General and administrative expenses	2,249	3,168	40.9%

Total selling, general and administrative expenses	$6,529	$9,649	47.8%

Our sales and marketing expenses increased by 51.4%, or $2.2 million, to $6.5 million in fiscal 2006 as compared to $4.3 million in fiscal 2005. Sales and marketing expenses for our DSI division increased by $1.3 million in fiscal 2006, of which $0.4 million was for added personnel and associated expenses resulting from our acquisition of the Ponemah business in February 2006. The balance of this increase is attributed primarily to added marketing personnel and associated expenses related to growing our DSI sales. Sales and marketing expenses for our PMD division increased by $0.9 million in fiscal 2006. This increase was primarily due to the hiring of additional personnel.

Our general and administrative expenses increased by 40.9%, or $1.0 million, to $3.2 million in fiscal 2006 as compared to $2.2 million in fiscal 2005. Our information technology expenses increased by $0.3 million in fiscal 2006 primarily due to the hiring of additional personnel. The general and administrative expenses for our PMD division also increased by $0.4 million in fiscal 2006 as compared to fiscal 2005. This increase was primarily due to increased spending in consulting, outside services and legal fees.

Research and Development.    Our research and development expenses increased by 31.9%, or $4.0 million, to $16.6 million in fiscal 2006 as compared to $12.6 million in fiscal 2005. Research and development expenses for our DSI division increased by approximately $1.2 million to $4.8 million in fiscal 2006 as we deployed resources in an effort to expand our DSI product line. In addition, $0.3 million was for added personnel and associated expenses resulting from our acquisition of the Ponemah business in February 2006. Research and development for our PMD division increased 31.9%, or $2.9 million, to $11.8 million in fiscal 2006. The majority of the PMD research and development increase was due to the spending on the Sleuth project including clinical activities.

Interest Income.    Interest income increased to $368,000 in fiscal 2006 as compared to $56,000 in fiscal 2005. The increase was due to higher average cash, cash equivalent and restricted investment balances (resulting from the sale of Series B redeemable convertible preferred stock) and higher money market rates in fiscal 2006. Average cash, cash equivalent and restricted investment balances were $9.7 million and $3.6 million in fiscal 2006 and 2005, respectively.

Interest Expense.    Interest expense increased to $139,000 in fiscal 2006 as compared to $121,000 in fiscal 2005. The increase was due to an increase in average debt outstanding in connection with term loans used to finance capital equipment.

Income tax expense.    We incurred modest levels of income tax in fiscal 2006 and 2005 related to our European sales offices. We recorded no provision for U.S. income taxes in fiscal 2006 or 2005 due to our history of operating losses.

Accretion of redeemable convertible preferred stock.    Accretion of redeemable convertible preferred stock increased by 79.4%, or $1.0 million, to $2.2 million in fiscal 2006 as compared to $1.2 million in fiscal 2005. The increase was due to the issuance of our Series B redeemable convertible preferred stock in fiscal 2006.

Net loss attributable to common shareholders.    Our net loss attributable to common shareholders increased by 85.5%, or $2.9 million, to $6.4 million in fiscal 2006 as compared to $3.5 million in fiscal 2005. The increase was primarily due to expenses related to funding of the development and commercialization of our products for our PMD division exceeding the income provided by our DSI division and the increase in accretion of redeemable convertible preferred stock.

Liquidity and Capital Resources

We have incurred losses since fiscal 2002, the year that we raised net proceeds of $11.9 million pursuant to the issuance of our Series A redeemable convertible preferred stock for the purpose of commercializing our wireless, implantable technology as a diagnostic tool for patients with CVD. As of June 30, 2007, we had an accumulated deficit of $29.7 million. The accumulated deficit as of September 30, 2007 was $34.9 million. We have funded our operations primarily from cash flows generated from our DSI division, proceeds from private placements of our redeemable convertible preferred stock, and through borrowings pursuant to term loans.

In December 2002, we entered into a loan and security agreement with Silicon Valley Bank providing for a revolving credit line and a term loan. This agreement was subsequently amended in November 2003, June 2005 and January, July, October and November 2007. Under the revolving credit line, we may borrow up to $6.0 million based on eligible accounts receivable and inventories at a floating interest rate equal to the bank's current announced prime rate. The loan agreement, as amended through July 2007, was subject to certain financial covenants, including an obligation to maintain a tangible net worth of at least $12.0 million, and various negative covenants, such as limitations on certain types of transactions, incurrence of additional indebtedness or payment of dividends and other distributions. We were in compliance with all covenants under the loan agreement as of June 30, 2007 and September 30, 2007. Under the amendments effected in November 2007, the tangible net worth covenant was reduced from $12.0 million to $7.7 million effective from October 31, 2007 through February 29, 2008, and to $6.2 million effective from March 1, 2008 and thereafter.

There were no borrowings pursuant to the revolving credit line at June 30, 2007 or September 30, 2007. The revolving line terminates in July 2008. Under the arrangement for the term loans, as of June 30, 2007 we had an outstanding balance owed to Silicon Valley Bank of $2.5 million. We borrowed approximately $0.4 million under term loans in the quarter ended September 30, 2007. The outstanding balance pursuant to the term loans was $2.6 million at September 30, 2007. Approximately $1.5 million remained available for future advances at September 30, 2007, based on capital additions at a floating interest rate of 0.5% over the bank's current prime rate. Monthly payments pursuant to borrowings advanced for capital additions are generally required to be made over a 48 month period. The outstanding balance is collateralized by our assets. In addition, we financed capital equipment purchases of $0.3 million under capital lease arrangements in the quarter ended September 30, 2007.

Cash and cash equivalents.    Cash and cash equivalents totaled $16.2 million as of June 30, 2007, an increase of $7.6 million from $8.6 million as of June 30, 2006. On October 26, 2007, we invested $2,000,000 in a certificate of deposit that is recorded in restricted investments in order to support a letter of credit required as a security deposit under the lease agreement for our new facility.

Operating activities.    Net cash used in operating activities was $1.6 million, $2.4 million and $9.1 million in fiscal 2005, 2006 and 2007, respectively, and $2.8 million and $3.5 million in the quarters ended September 30, 2006 and 2007, respectively. The net cash used over this period primarily reflects expenditures related to funding of the development and commercialization of our products for our PMD division exceeding the cash flows provided by our DSI division. In addition, restricted investments in the form of a letter of credit made to support an operating lease commitment and company credit cards used $250,000 and $150,000, respectively, in fiscal 2006. We also experienced an increase in the use of cash in fiscal 2007 due to increases in accounts receivable and inventories. The increase in accounts receivable was due primarily to our growth in our DSI division's net sales. The timing of our shipments and an increase in average days outstanding also impacted accounts receivable. The increase in inventories was due primarily to our growth in our DSI division's net sales and initial investments in our inventories for our PMD division. We expect that our operations will continue to consume cash in fiscal 2008 and 2009, and possibly further.

Investing activities.    Net cash provided by (used in) investing activities was $1.3 million, ($5.0) million and ($1.8) million in fiscal 2005, 2006 and 2007, respectively. Cash used in investing activities is primarily related to purchases of property and equipment. Purchases of property and equipment used cash of $635,000, $2.4 million and $1.8 million in fiscal 2005, 2006 and 2007, respectively. Sales of short-term investments for $2.0 million in fiscal 2005 offset the $0.6 million used for purchases of property and equipment in that same year. The purchase of the Ponemah business used $2.6 million in fiscal 2006 in addition to the $2.4 million used for purchases of property and equipment in that same year. Purchases of property and equipment used cash of $0.7 million and $0.5 million in the quarters ended September 30, 2006 and 2007, respectively.

Financing activities.    Net cash provided by (used in) financing activities was ($231,000), $13.3 million and $18.4 million in fiscal 2005, 2006 and 2007, respectively, and ($215,000) and $415,000 in the quarters ended September 30, 2006 and 2007, respectively. Cash used in financing activities in this three-year period and the quarters ended September 30, 2006 and 2007, included:

  •
  principal payments on term loans for $723,000, $901,000 and $1.1 million in fiscal 2005, 2006 and 2007, respectively, and $275,000 and $252,000 in the quarters ended September 30, 2006 and 2007, respectively;

  •
  a redemption of common stock from three employee-stockholders for $701,000 in fiscal 2006; and

  •
  an advance to an employee-stockholder for $110,000 in fiscal 2005.

Cash provided by financing activities during this three-year period and the quarters ended September 30, 2006 and 2007 included:

  •
  net proceeds from the issuance of Series B and Series C redeemable convertible preferred stock for $13.1 million in fiscal 2006 and $17.9 million in fiscal 2007, respectively;

  •
  term loan advances for $426,000, $1.5 million and $1.4 million in fiscal 2005, 2006 and 2007, respectively, and $376,000 in the quarter ended September 30, 2007;

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  advances under capital lease arrangements for $272,000 in the quarter ended September 30, 2007;

  •
  payments on notes from employee-stockholders for $159,000 and $241,000 in fiscal 2005 and 2006, respectively; and

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  the issuance of common stock pursuant to the exercise of stock options for $17,000, $121,000 and $202,000 in fiscal 2005, 2006 and 2007, respectively, and $60,000 and $19,000 in the quarters ended September 30, 2006 and 2007, respectively.

To the extent that funds generated by this public offering, together with existing cash and cash equivalents, cash from operations and funds available under our loan and security agreement, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all. Although it is difficult to predict future liquidity requirements, we believe that the funds generated by this public offering, together with existing cash and cash equivalents, cash from operations and funds available under our loan and security agreement, are sufficient to fund our activities for the foreseeable future.

Contractual cash obligations.    Our contractual obligations and commercial commitments as of June 30, 2007 are summarized below:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Long-term debt(1)	$2,522	$967	$1,360	$195	$—
Debt interest(2)	327	179	141	7	—
Operating leases	769	545	212	12	—
Purchase commitments(3)	2,301	1,705	480	102	14

Total	$5,919	$3,396	$2,193	$316	$14

(1)
See Note 6, Long-term Debt, to our consolidated financial statements.
(2)
The interest on long-term debt for our equipment advances, including final interest payments equal to 5% of the original amount advanced, and which are due at the end of such advances, is discussed further in Note 6 to our consolidated financial statements.
(3)
This amount reflects open purchase orders and other long-term commitments.

The amounts reflected in the table above for long-term debt and debt interest represent future minimum payments under term notes in connection with equipment purchases. The amounts reflected in the table above for operating leases represent future minimum payments under non-cancellable operating leases which are primarily for certain office space.

The above table does not include our contractual obligations and commercial commitments in connection with a construction and lease agreement for our new facility that we signed on October 2, 2007. We are responsible for any cost overruns for the construction and installation of tenant improvements, currently estimated to be $350,000. We will be required to make lease payments of approximately $1,680,000 in the first year, with annual increases of 2% thereafter. In addition, we will be required to pay utilities, property taxes, insurance and maintenance costs. A $2.0 million letter of credit, which restricts the use of $2.0 million of our cash, is required as a security deposit. The letter of credit will be reduced by $400,000 on each anniversary date of the lease commencement provided that we are not in default on any material financial matter under the lease agreement and our market capitalization is at least $100 million.

The above table also excludes $315,000 for unrecognized tax benefits accrued at September 30, 2007. The timing of these payments cannot be estimated at this time.

Related Party Transactions

For a description of our related party transactions, see the discussion under the heading "Certain Relationships and Related Party Transactions."

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Regulation S-K Item 303(a)(4).

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect amounts reported in those statements. Our estimates, assumptions and judgments, including those related to revenue recognition, inventory, long-lived assets, deferred tax assets and stock-based compensation are updated as appropriate, which, in most cases, is at least quarterly. We use authoritative pronouncements, our technical accounting knowledge, cumulative business experience, judgment and other factors in the selection and application of our accounting policies. While we believe that the estimates, assumptions and judgments that we use in preparing our consolidated financial statements are appropriate, these estimates, assumptions and judgments are subject to factors and uncertainties regarding their outcome. Therefore, actual results may materially differ from these estimates.

Our significant accounting policies are described in Note 1 to our consolidated financial statements. Some of those significant accounting policies require us to make subjective or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (1) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, results of operations, or cash flows. We believe the following are our critical accounting policies and estimates:

Revenue recognition.    We derive our revenue through the sale of wireless implantable monitors that measure and transmit physiological data, and related data retrieval equipment, data analysis equipment and software. We also realize revenue by reprocessing implantable monitors returned by customers after use. Monitors that are returned by customers are recorded at no cost upon receipt. The costs to reprocess the monitor are capitalized as incurred. Once the monitors are reprocessed they are included in finished goods for future sale. Separately the customer receives a monitor in exchange for the returned monitor at a price that is substantially lower than the initial purchase price of a monitor. Customers will most often receive a reprocessed monitor in connection with this exchange process but a new monitor may be delivered if a reprocessed monitor is not available.

In addition, we sell contracts for software upgrades and post-contract customer support (PCS). In accordance with SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) shipment has occurred or delivery has occurred if the terms specify destination; (3) the sales price is fixed or determinable; and (4) collectibility is reasonably assured. However, in rare cases there are additional customer mandated performance requirements or acceptance criteria. In these cases, revenue is recognized when such requirements have been satisfied. Sales to distributors are recognized, net of distributor discounts, at the time of shipment to the distributor, provided that an order has been received, the price is fixed or determinable, there are no additional performance requirements, collectibility of the resulting receivable is reasonably assured and returns can be reasonably estimated. Sales of our products and services are invoiced directly to our customers and are not dependent upon third party reimbursement. Our sales terms provide no right of return outside of our standard warranty policy. Payment terms are generally set at 30 days.

Many of our sales involve bundled transactions with multiple elements. These elements consist of wireless implantable monitors, related data acquisition and analysis products, software upgrades and PCS. In transactions that include multiple products, software or services, we allocate the revenue to each element based on their vendor specific relative fair value, or in the absence of vendor specific fair value of delivered elements, the residual method in accordance with SOP 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of 97-2, Software Revenue Recognition, With Respect to Certain Transactions." To apply the residual method, we determined the vendor specific relative fair value for all undelivered elements, consisting of software upgrades and PCS, based on evidence from stand-alone sales. Based on vendor specific objective evidence established for software upgrades and

PCS, revenue is recognized ratably over the term of the contract or, if for specific upgrade rights, upon the satisfaction of all contractual terms. If we cannot establish vendor specific fair value for the undelivered elements, revenue in the entire arrangement is deferred over the service period. We recorded revenue attributed to service contracts of $246,000, $380,000 and $785,000 in fiscal 2005, 2006 and 2007, respectively, and $137,000 in the three months ended September 30, 2007.

Costs related to products delivered are recognized in the period revenue is recognized. Customer advances are accounted for as a liability until all criteria for revenue recognition have been met.

We did not record any revenue from our PMD division through September 30, 2007. Revenue from our PMD division will be derived through the sale of wireless implantable monitors that measure and transmit physiological data and related products that enable the data to be forwarded to a third-party service center. The service center will be responsible for matching data identified as clinically relevant against physician-specified notification orders and will notify physicians when appropriate under the physician's orders. We will pay the service center a one-time fixed fee for each patient and will include this fee in our cost of goods sold in the period revenue is recognized. Our sales terms will allow for the replacement of certain components that fail or otherwise become inoperative; we will recognize the estimated cost associated with the replacement of these parts when the product is sold.

We received 510(k) clearance from the FDA for the Sleuth ECG System on October 1, 2007, and immediately commenced selling efforts through our direct sales force. Revenue will be recognized in accordance with (SAB) No. 104, "Revenue Recognition," criteria listed above. Our sales terms will allow for the return or replacement of certain components which fail or otherwise become inoperative; the cost associated with these parts will be recognized when product is sold. Payment terms will generally be set at 30 days.

Excess and Obsolete Inventory.    We have inventories that are significantly comprised of capitalized direct labor, manufacturing overhead and raw materials and components. Due to the technological nature of both our DSI and PMD products, there is a risk of obsolescence to changes in our technology and the market which is impacted by exogenous technological developments and events. Accordingly, we write down our inventories as we become aware of any situation where the carrying amount exceeds the estimated realizable value based on assumptions about future demands and market conditions. The evaluation includes analyses of inventory levels, historical loss trends, expected product lives, product at risk of expiration, sales levels by product and projections of future sales demand.

Impairment of long-lived assets.    Long-lived assets such as property, equipment, software and definite-life intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Deferred tax assets.    We record a full valuation allowance against our deferred tax assets, due to the uncertainty that we will be able to utilize our deferred tax assets in the foreseeable future. Our deferred tax assets consist mainly of our net operating loss carryforwards and research and development tax credit carryforwards. In the event we determined that we would be able to realize an amount of our deferred tax assets, a related adjustment to the valuation allowance and to the tax provision (benefit) would be recorded in the period such determination was made.

Stock-based compensation.    Prior to the adoption of Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment" (SFAS No. 123(R)) on July 1, 2006, we measured compensation costs for options issued or modified under our stock-based compensation plans using the intrinsic-value method of accounting. Under the intrinsic-value method, we recorded compensation expense for stock options awarded to employees and directors to the extent that the option exercise price was less than the fair market value of common stock on the date of grant.

On July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R) using the prospective method. We apply the provisions of SFAS 123(R) to share-based payments issued, modified, repurchased or cancelled after June 30, 2006. Compensation cost calculated under SFAS 123(R) is amortized to compensation expense on a straight-line basis over the vesting period of the underlying stock option grants. We will continue to apply the intrinsic-value method to determine compensation expense for stock options granted prior to the adoption of SFAS 123(R).

Determining compensation cost under SFAS No. 123(R) is based on the fair value of the option award at the date of grant and is recognized over the requisite service period that corresponds to the option vesting period. Our options typically vest ratably over four years and are priced based on third-party valuations and equity transactions. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

To determine the inputs for the Black-Scholes option pricing model we are required to develop several assumptions, which are highly subjective. These assumptions include:

  •
  our common stock's volatility;

  •
  the length of our options' lives, which is based on future exercises and cancellations;

  •
  the number of shares of common stock pursuant to which options which will ultimately be forfeited;

  •
  the risk-free rate of return; and

  •
  future dividends.

We use comparable public company data to determine volatility as our common stock has not yet been publicly traded. We use a midpoint calculation to estimate the time our options will be outstanding as prescribed by Staff Accounting Bulletin No. 107, "Share-Based Payment." We estimate the number of options which are expected to be forfeited based on our historical experience. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. We use our judgment and expectations in setting future dividend rates, which is currently expected to be zero.

The absence of an active market for our common stock also requires our board of directors to estimate the fair value of our common stock for purposes of granting options and for determining stock-based compensation expense. In response to these requirements, our board of directors estimates the fair market value of common stock at each date at which options are granted, based on factors such as the price of the most recent preferred stock sales to investors, common stock transactions, valuation studies, the valuations of comparable companies, the status of our development and sales efforts, our cash and working capital amounts, revenue growth, the preferences held by the preferred stock classes in favor of shares of common stock, and additional objective and subjective factors relating to our business. Fair market value for options granted on August 30, 2006 and December 6,

2006 for 614,100 shares at $1.39 per share and 305,000 shares at $1.55 per share, respectively, was based on contemporaneous valuation studies. Fair market value for options granted from February 27, 2007 through May 31, 2007 totaling 558,000 shares at $2.39 per share was based primarily on the price of our Series C redeemable convertible preferred stock sold to current and new investors during that same period of time in four separate rounds, while still giving consideration to other objective and subjective factors during that period. Fair market value for options granted on June 14, 2007, August 2, 2007, and September 25, 2007 for 63,000 shares at $2.94 per share, 108,500 shares at $2.94 per share, and 55,000 shares at $3.19 per share, respectively, was determined by interpolating between the price of our Series C shares and the estimated initial public offering price after giving consideration to objective and subjective factors, including the status of our submission of our Sleuth ECG System for clearance by the FDA and our operating results during that period. We have historically granted stock options at not less than the fair market value of common stock as determined in good faith at the time of grant by our board of directors, with input from management.

See Note 10(b) to our consolidated financial statements for further information regarding our SFAS 123(R) disclosures.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share Based Payment" (SFAS 123(R)). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123, "Accounting for Stock Based Compensation." However, SFAS 123(R) requires all share based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. Pro forma disclosure is no longer an alternative. We adopted the provisions of SFAS 123(R) using the prospective method of transition for share based payments issued, repurchased, modified or cancelled on or after July 1, 2006. Compensation cost under SFAS 123(R) is recognized ratably using the straight-line attribution method over the expected vesting period. In addition, pursuant to SFAS 123(R), we are required to estimate the amount of expected forfeitures when calculating the compensation costs. Prior periods are not restated under this transition method.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. FIN 48 became effective for us on July 1, 2007. See Note 9 to our consolidated financial statements for further information regarding the impact on our consolidated financial statements resulting from the adoption of this standard.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurement." This standard provides guidance on using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The statement will be effective for us beginning July 1, 2008. We have not yet determined the impact, if any, that the implementation of SFAS 157 will have on our results of operations and financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 became effective for us in fiscal 2007. We recorded a $448,118 cumulative effect adjustment to our June 30, 2006 accumulated deficit as a result of implementing SAB 108. See Note 10(g) — Accumulated Deficit for additional disclosure in connection with our adoption of this standard.

Seasonality

Historically, demand for our DSI products has been weaker in our first fiscal quarter, which ends on September 30, when we typically experience lower sales volumes compared to the rest of the year. We believe this is a result of customers' schedules, as well as lower research activity by academic institutions, during this period. In addition, since a significant portion of our sales is based on large orders for capital equipment by our customers, the timing of these orders can result in meaningful variability in our sales among quarters.

Inflation

We do not believe that inflation has had a material impact on our business and operating results during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk or availability. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market fund and U.S. government securities. Our cash and cash equivalents as of June 30 and September 30, 2007 included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

We also have term debt that is subject to a variable interest rate, and this could result in higher interest expense if rates were to rise. Our interest expense is subject to change by approximately $25,000 for each 1% increase (or decrease) in the prime rate based on the applicable term notes outstanding at June 30, 2007.

A significant portion of our revenues are denominated in currencies other than the United States dollar, thereby increasing our exposure to exchange rate gains and losses on non-United States currency transactions. Foreign currency gains and losses associated with these expenditures have not been significant. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe an increase in our currency exposure merits further review, we may consider entering into transactions to help mitigate that risk.

BUSINESS

Company Overview

We are a medical technology company engaged in developing, manufacturing and distributing implantable, subcutaneous, wireless diagnostic and monitoring products. We serve the chronic cardiovascular disease market through our Patient Management Device (PMD) division, and the biomedical research market through our Data Sciences International (DSI) division. We believe our proprietary integrated technology platform enables us to provide products that serve an unmet need in these markets due to their ability to continuously monitor, record, analyze and transmit a broad range of physiological data over long periods of time. Our PMD division provides implantable wireless monitoring systems for various forms of chronic cardiovascular disease, or CVD. Our DSI division is a leading provider of implantable wireless systems for humane, accurate and efficient monitoring of animal models used in biomedical research, including in preclinical drug discovery and development. Through our DSI business, we have established our technology platform's capabilities to monitor a broad range of physiological parameters in complex living organisms. We are leveraging this platform and the expertise and cash flows of our DSI division, in addition to our established corporate infrastructure, to develop and launch our PMD division. We believe that our DSI and PMD divisions are highly synergistic and that each will allow us to use the technology, intellectual property and manufacturing capabilities of the other to further develop and commercialize our products.

PMD Division

Our PMD division is focused on developing implantable, ambulatory monitoring systems that provide physicians with vital signs information, including blood pressure, cardiac rhythm, patient activity, intracardiac pressure, temperature and respiratory activity. This information can be of considerable value to physicians in diagnosing and monitoring CVD patients, and directing drug, interventional, surgical and device treatment alternatives for these patients.

CVD remains the number one cause of death in the world. CVD encompasses a broad range of diseases that adversely affect heart or vascular function. From a physician's clinical perspective, CVD in any one patient is often comprised of interrelated medical conditions, or co-morbidities, including atrial fibrillation (AF), enhanced risk of sudden cardiac death (SCD), heart failure, hypertension, diabetes mellitus, myocardial ischemia, sleep apnea and others. Because each of these co-morbidities can lead to or worsen other co-morbidities, it is important to treat them in an integrated, comprehensive manner. The presence of CVD and its associated co-morbidities is often signaled by cardiac arrhythmias, disorders resulting in excessively fast or slow beating of the heart. Arrythmias can be difficult to detect, diagnose and monitor in certain patients due to their infrequent, variable and asymptomatic nature, thereby complicating treatment. We believe that physicians need a long-term, ongoing, patient-and physician-friendly solution to capture, record, analyze and transmit a broad range of data to diagnose and evaluate the clinical significance of various arrhythmias, and treat the associated CVD co-morbidities.

We believe our technology platform meets these needs and addresses the significant limitations of existing diagnostic and monitoring methodologies. Based upon the compliance, relevance and quality advantages of our system, and because our technology can be tailored to provide a wide range of vital signs data, we believe that we have the only truly wireless, implantable diagnostic and monitoring platform that will allow physicians to more effectively diagnose a broad range of CVD co-morbidities and to optimize treatments. Our strategy is to leverage our technology platform to develop devices that will simultaneously monitor a broad range of parameters associated with CVD co-morbidities, allowing physicians to better diagnose conditions and optimize drug, interventional, surgical and device therapies.

Our first PMD product, the Sleuth Implantable ECG Monitoring System, or the Sleuth ECG System, captures, records, analyzes and transmits clinically relevant electrocardiogram, or ECG, data in a truly wireless fashion, without the need for patients to wear uncomfortable external equipment and without patient-initiated transmission or clinic visits. We believe that the Sleuth ECG System will enhance a physician's ability to diagnose unexplained episodes of syncope, which are infrequent fainting episodes that can be associated with arrhythmias.

The Sleuth ECG System received 510(k) clearance from the U.S. Food and Drug Administration, or FDA, on October 1, 2007 for monitoring patients with clinical syndromes or situations at increased risk of cardiac arrhythmias and patients who experience transient symptoms that may suggest a cardiac arrhythmia. Medicare and third-party payers reimburse the use of the Sleuth ECG System for the diagnosis of patients with unexplained syncope. We commenced selling efforts of the Sleuth ECG System on October 2, 2007.

The Sleuth ECG System is our PMD division's first product. Our next generation PMD products will be derived from the same core technology, allowing us to leverage our research and development expenditures, manufacturing processes and tooling. In fiscal 2009, we plan to introduce an enhanced version of the Sleuth ECG System based on our core technology that is designed to capture data that will allow physicians to diagnose and monitor AF. A later generation product derived from this technology will be designed to stratify patients at risk of sudden cardiac death, or SCD. We are also in the early stages of developing a future generation of our PMD products capable of monitoring blood pressure on a long-term basis using our core technology.

We estimate that annual market for monitoring patients suffering from syncope, refractory epilepsy and AF, those at increased risk of SCD and those with a need for a continuous blood pressure monitoring solution is approximately $2.1 billion in the United States and approximately $1.9 billion in Europe. We estimate that the annual market for monitoring patients suffering from syncope, refractory epilepsy and AF, the markets that our first two products will address, is approximately $900 million in the United States and approximately $1 billion in Europe.

DSI Division

Our DSI division is the leading supplier of implantable, wireless, physiologic monitoring equipment and a significant supplier of related data acquisition and analysis products for performing biomedical research in living animal models, commonly referred to as in vivo research. Our systems are widely used in drug discovery and development, medical device development and government and academic research to assess efficacy and safety of therapies, as well as to better understand physiologic mechanisms. We estimate that over 325,000 animals of more than 20 different species have been monitored using our products since our inception in 1984, including over 25,000 animals during fiscal 2007. DSI products are used in more than 1,000 laboratories in 40 countries. All of the top 20 pharmaceutical companies worldwide and many of the world's major research universities, government laboratories and contract research organizations (CROs) use products manufactured by our DSI division. In fiscal 2007, DSI net sales were $37.2 million, with the majority of our net sales coming from the drug discovery and development market.

In vivo testing and monitoring technologies are becoming increasingly prevalent in biomedical research, particularly in drug discovery and development. Key regulatory authorities around the world, including the FDA, require in vivo assays to evaluate drug compounds for desirable as well as toxic effects prior to, and in some cases during, human trials. In addition, in vivo assays are increasingly being employed earlier in the drug discovery and development process due to their superior data quality and ability to predict human response to drugs, as compared to tests performed outside of living subjects, or in vitro assays.

Within the in vivo monitoring market, we believe that implantable wireless monitoring is the preferred monitoring method for certain preclinical drug discovery and development applications. Wireless monitoring systems have been replacing wired sensor systems, which can induce stress in research animals, thereby altering the nature and quality of the data produced. For certain applications, wireless monitoring systems provide for greater flexibility in experiment design, have been shown to provide superior data compared to wired approaches, and lead to results that are more predictive. A study has shown that for some applications wireless monitoring systems can reduce the number of animals required in experimental tests by up to 90% compared to wired monitoring systems, providing a more humane and efficient methodology and sparing the lives of many research animals.

Based upon a market survey by Millennium Research Group, the aggregate, worldwide sales of animal monitoring products for in vivo testing, including wireless monitoring systems, wired monitoring systems and data acquisition and analysis systems, is expected to total approximately $137 million in 2007. Our DSI division is focused on the wireless monitoring and data acquisition and analysis segments of the biomedical research monitoring market. Based upon the Millennium survey, these segments together present a combined worldwide market opportunity of approximately $92 million in 2007. According to the Millennium survey, wireless monitoring products represent approximately $43 million of this total and are anticipated to experience compound annual growth of approximately 20% for the next five years. The data acquisition and analysis segment, estimated by Millennium to be $49 million in 2007, is expected to experience compound annual growth in excess of 6% over the next five years, when considering systems associated with both wired and wireless monitoring equipment. However, we believe that the compound annual growth rate in the market for premium data acquisition and analysis systems associated with wireless monitoring equipment will be approximately 12% over the next five years, due to the use of in vivo assays earlier in the drug discovery and development process and unmet data integration needs among customers in the pharmaceutical and biotechnology industries.

We also believe that the market potential for wireless monitoring equipment and related data acquisition and analysis products is substantially larger than current sales levels due to the underpenetrated nature of the market, the advent of new products tailored for broad based application in general toxicology and discovery studies, as well as in basic academic research where the growth rate has been limited by funding considerations. Our DSI division is currently developing an enhanced wireless monitoring and data acquisition and analysis system, which will be based upon an updated technology platform. We plan to begin introducing our next generation of DSI products during the first half of fiscal 2010. We believe that the higher growth rates of our DSI division are dependent upon the timing of the introduction of new products and enhanced technology, and as customers upgrade to our next generation of products with added features and benefits.

Based on the Millennium survey, we estimate that in 2007 our DSI division will account for more than 70% of the sales in the implantable wireless segment and more than 40% of the sales in the combined wireless monitoring and data acquisition and analysis segments.

Our PMD Market Opportunities

Chronic Cardiovascular Disease

CVD is the leading cause of death in the world. According to the American Heart Association, CVD was the underlying cause of approximately 37% of deaths in the United States in 2004. CVD is progressive and characterized by specific acute episodes that damage or severely limit cardiac function. Over 79 million people in the United States suffer from one or more types of CVD, with an estimated annual treatment cost of $280 billion. CVD causes 42% of deaths in the European Union with an estimated annual treatment cost of approximately $124 billion. Because CVD conditions are, in general, more prevalent in older patients, the economic and social burden of CVD is expected to continue to grow as the population ages.

CVD includes several disorders that are often inter-related and co-existent in a patient. For example, patients with heart failure will often suffer from AF, hypertension, ischemia and sleep apnea, and are often at elevated risk of lethal arrhythmias. These co-morbidities can impair a patient's quality of life and accelerate the progression of other CVD conditions. Co-morbidities also make it difficult to manage the patient's health in a comprehensive manner, as different disorders are often treated with differing or overlapping treatment approaches, including device therapy, interventional and surgical procedures and drug therapy. Drug therapy itself often includes a multitude of agents that may adversely impact other co-morbidities or their independent treatment regimens.

Arrhythmias are both a common form of CVD and a consequence of other forms of CVD. Although arrhythmias can occur in a healthy heart and may be of minimal consequence, serious arrhythmias occur more frequently in patients with CVD. The presence of an arrhythmia may indicate a serious problem and lead to syncope, which may manifest as infrequent fainting episodes that may be associated with arrhythmias, stroke or SCD. Identifying the cause of syncope or other symptoms of a potential arrhythmia, such as palpitations, is a critical first step to selecting and administering the appropriate treatment, whether a drug, an interventional or surgical procedure, or a device, such as a pacemaker or implantable defibrillator.

CVD symptoms, such as syncope, are inherently dynamic, being both variable in severity and episodic in frequency. A patient's condition, and therefore, treatment, can be influenced by many factors, including progression of other CVD co-morbidities, age, medications, blood electrolyte levels, stress and time of day. As a result, ongoing monitoring can be a useful tool not only to diagnose CVD but also to assess the effectiveness of its treatment over time.

We believe that a significant market opportunity exists for products that can accurately and continuously monitor key vital signs on a long-term basis and automatically identify, record and transmit clinically relevant event data on a broad range of co-morbidities to physicians, with minimal patient compliance requirements. We believe that there is currently no solution that meets each of these needs and that such a solution has significant potential to create a new standard of care that will lead to improved clinical outcomes, patient quality of life and reduced costs through more efficient diagnosis and more precise therapies tailored to specific patient needs.

The patients who we believe will benefit most from our PMD products are those suffering from syncope, refractory epilepsy, AF, increased risk of SCD and those whose medical management would improve as a result of long-term, continuous blood pressure monitoring. We estimate that the annual market opportunity for monitoring these patients is approximately $2.1 billion in the United States and approximately $1.9 billion in Europe.

Infrequent, Recurrent, Unexplained Syncope

Syncope can be an important indication of a serious cardiac problem including increased risk of cardiac arrest or SCD. Syncope is characterized by a sudden and temporary loss of consciousness and is a significant quality of life issue for affected patients. Patients with syncope live with a fear of not knowing when the next episode might occur. Syncope may result in bodily injury and personal consequences such as suspension of driving privileges or limited employment opportunities. In 2004, syncope accounted for 3% of all emergency room visits and 6% of hospital admissions in the United States, at an annual cost of approximately $2.4 billion for these hospitalizations.

Syncope is a transient event that is almost never witnessed by the physician. In fact, the affected individual is almost always back to normal by the time he or she is seen by a physician. Consequently, the cause of syncope is challenging and expensive to establish. The typical pathway to diagnosis is to assess a patient's medical history and administer simple diagnostic tests in the clinic, such as ECG and echocardiography. A thorough medical history, physical examination and 12-lead ECG have been shown to establish the cause of transient loss of consciousness in up to 45% of patients. Even after these initial evaluations and other common tests such as echocardiograms and tilt-table tests, syncope remains unexplained in approximately 35% of patients.

For the patients who remain undiagnosed, more involved tests such as exercise stress tests and more invasive procedures such as an electrophysiology study may be administered. Ambulatory tests, such as 24-hour Holter monitors, external loop event recorders and mobile cardiac outpatient telemetry may also be used. These ambulatory devices, which often require skin-mounted electrodes, monitor the patient under typical life conditions over a longer period of time than is practical in the clinic, with the hope of recording the cardiac rhythm when the patient has an event. These devices rely on patient compliance to obtain accurate data and frequently present irrelevant event data to the physician. Many patients cannot tolerate use of these devices for more than a few days and it is rare that patients tolerate these skin-mounted ECG recording devices for more than three to four weeks, an insufficient duration to capture the patient's cardiac rhythm during an event that may only occur every few months.

For those patients that have experienced multiple episodes of infrequent syncope, more involved diagnostic tests are often unsuccessful at providing the information necessary to identify the underlying cause of syncopal events, leading to inadequate or inappropriate therapy. For instance, recent findings have shown that many patients with syncope are initially diagnosed as having neurological seizures. It is estimated that 20% of these patients undergoing follow-up in epileptic clinics do not have epilepsy. For many of these patients, long-term continuous monitoring capable of recording cardiac rhythms during these infrequent events has proven valuable in establishing the definitive diagnosis of the syncope and improving patient quality of life by reducing the restrictions that result from an epilepsy diagnosis, including limitations on employment, driving and other activities. However, it is not possible to accomplish the necessary long-term monitoring with skin-mounted ambulatory monitors due to patient intolerance and data quality issues associated with these devices.

For patients that may benefit from continuous, long-term cardiac rhythm monitoring, implantable cardiovascular monitors, such as implantable loop recorders (ILRs) can offer significant advantages over non-invasive ambulatory ECG monitors. These devices have been available for several years and are recommended by American Heart Association guidelines for diagnostic monitoring in patients suspected of having symptoms that may be due to episodic cardiac arrhythmias, including infrequent, unexplained syncope.

Despite the availability of Medicare and third-party reimbursement, use of ILRs has been low due to data quality and storage limitations, lack of easy remote access to data, and the need for patient compliance in order to retrieve data captured by the device. Therefore, we believe that there is a significant need for an implantable device and system that can automatically capture, record and report relevant, high quality, long-term data, with minimal patient compliance, and that provides easy physician access to this information.

We estimate that the annual market opportunity for ILRs used to diagnose syncope is approximately $340 million in the United States and $400 million in Europe. We believe that this market includes approximately 100,000 new patients each year in the United States and 145,000 new patients each year in the European Union that could benefit from use of an ILR for syncope diagnosis and approximately 50,000 additional patients per year in each of the United States and European Union that have been misdiagnosed with epilepsy, many of which are suspected as having seizures of cardiogenic origin.

Atrial Fibrillation

AF is the most common sustained arrhythmia in humans. AF is characterized by an irregular, very rapid rhythm in the upper chambers, or the atria, of the heart. This rhythm is then transmitted in a somewhat slower but still irregular manner to the lower pumping chambers, or ventricles. Thus in the setting of AF, the heart tends to pump inefficiently as a result of impaired ventricular function. This places more stress on the left ventricle, potentially leading to advancement of CVD co-morbidities. For example, if left untreated, AF can lead to increased risk of SCD and heart failure. One of the other significant risks of AF is the formation of blood clots inside the atrium, which increases the risk of stroke by three to five times. In addition, AF can significantly affect a patient's quality of life as a result of light-headedness, fainting, poor exercise tolerance, shortness of breath and chest discomfort or pain. AF afflicts approximately 2.2 million patients in the United States, with approximately 160,000 new cases each year, and an annual cost of over $27 billion. AF afflicts an additional 4.5 million patients in the European Union alone at an estimated annual cost of over $15.7 billion in 2005.

It is important that AF be diagnosed correctly and treated appropriately to avoid development or progression of additional CVD co-morbidities. Long-term treatment monitoring may be important in optimizing care. However, because AF is episodic and as many as 92% of AF episodes are asymptomatic, it can be difficult to diagnose. Even when AF is successfully diagnosed, treatment is complicated and often ineffective. Current treatment methods include anti-arrhythmic medications, transvenous and surgical ablation procedures and pacemakers. Most therapies available today for AF are not effective even within well-defined subpopulations of AF patients. Medication therapy to suppress AF and maintain normal rhythm is effective only in approximately 50% of AF patients. Within the remaining 50% of patients, single catheter ablation has been found to be effective in 22% to 45% of patients with persistent AF. Therefore, to reduce the risk of stroke, many AF patients are prescribed an anticoagulant drug such as Coumadin. If ablation or other therapy effectively arrests AF, it may be possible to stop anticoagulant treatments, which are expensive and adversely affect the patient's quality of life due to the rigorous compliance requirements involved, including frequent physician visits to assess anticoagulation status.

AF patients require ongoing monitoring to enable physicians to manage rate and rhythm control and antiarrhythmic medications and to manage anticoagulant therapy. The latter is particularly important if anticoagulation is stopped after ablation, due to the potential for asymptomatic recurrence following ablation and the subsequent risk of stroke. An accurate assessment of the patient's atrial and ventricular rhythms is critical to these efforts. The number of patients not effectively treated by ablation, when added to the significantly larger group of patients not responding well to medical and drug therapy, suggests there is a sizable need for monitoring AF on a frequent, long-term basis.

With the exception of implantable pacemakers with AF monitoring capabilities, there are no implantable devices that can accurately assess atrial and ventricular rhythms. For AF patients that do not have an implantable pacemaker, we believe there is a need for an implantable diagnostic system that can accurately and reliably assess the occurrence of AF on a long-term basis. The need for such a device is particularly apparent in post-ablation patients. We estimate that the annual market for an implantable monitoring system for the post-ablation AF population alone is approximately $158 million in the United States, with an additional market of approximately $187 million in Europe. We further estimate that the overall annual market for monitoring AF patients is approximately $390 million in the United States, with an additional annual market of approximately $465 million in Europe.

Sudden Cardiac Death

SCD results from an abrupt stoppage of the heart's pumping function and is the single most common cause of death in the United States. Each year, SCD is responsible for approximately 325,000 deaths in the United States and over 480,000 deaths in the European Union. SCD is often caused by an irregular, very rapid heart rhythm that deteriorates into ventricular fibrillation, a disorganized quivering of the ventricles resulting in the heart's failure to pump blood to the body. The risk of SCD often increases in patients who survive a heart attack due to the resulting damage to the heart. Each year, approximately 750,000 people in the United States survive a heart attack, and there are currently over 7.5 million heart attack survivors alive in the United States. Once damaged, the heart is subject to a progressive deterioration over time, with increasing risk of SCD and other co-morbidities. In addition, the heart's condition often becomes more labile, driving the need for frequent monitoring to improve management of the patient's risk of SCD and overall cardiovascular health.

Although patients identified as being at the highest risk for SCD are eligible to receive an implantable cardiac defibrillator, or ICD, approximately 50% of all SCD occurs in patients who do not meet ICD eligibility requirements. On the other hand, a large randomized trial has shown that only 20% of patients who receive an ICD experience a functional benefit from the ICD within five years. Moreover, an estimated 48,500 patients in the United States each year who are indicated for an ICD refuse to receive one, primarily due to perceived complications and questions regarding the benefit of these devices. Therefore, these patients remain at elevated risk for SCD and are not protected by an ICD. We believe that these patients could benefit from an implanted device that would aid their physicians in assessing SCD risk and optimizing medication therapy.

No effective remote monitoring system is available to keep a physician apprised of a patient's cardiovascular status in order to make an informed decision as to the most appropriate therapy to manage the patient's risk of SCD, whether in the form of medications or an ICD. Current technologies assess the risk of SCD by using selective risk markers, including ejection fraction, heart rate variability, heart rate turbulence and certain calculated changes in heart rhythm known as "T-wave alternans," as measured at a specific point in time. However, no device is currently available that provides an accurate assessment of risk of SCD on an ongoing long-term basis in patients living their normal every day lives.

We believe that there is a significant unmet need for a better way to assess a patient's risk of SCD by continuously monitoring well-recognized risk markers, and by capturing, recording, analyzing and transmitting relevant event data to guide physicians to recommend and administer the most appropriate therapy, whether in the form of an ICD or medication. We estimate that the annual market for implantable devices to assess SCD risk is approximately $194 million in the United States, with an additional market of approximately $294 million in Europe.

Additional Addressable Markets

We believe that there are additional market opportunities for implantable devices and systems that continuously monitor vital signs and record and report relevant events in order to address other consequences of CVD including:

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  Long-term blood pressure monitoring — Managing arterial blood pressure in patients who could benefit from long-term implantable blood pressure monitoring. These include approximately 104,000 patients in the United States and 62,000 patients in Europe with end-stage renal disease undergoing dialysis, and approximately 261,000 patients in the United States and 116,000 patients in Europe with heart failure and antecedent hypertension. We estimate that the annual market opportunity for monitoring these patients is approximately $1 billion in the United States and $570 million in Europe.

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  Heart Failure — Predicting heart failure decompensation, or build up of lung water, in patients with advanced heart failure. There are approximately 5 million patients with heart failure in the United States, 1.5 million of which are classified as being in the final stages of heart failure and who are most often hospitalized. We believe that by predicting decompensation in these patients, health care providers could intervene and avoid costly hospitalizations.

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  Sleep Apnea — Assessing sleep apnea burden in patients with CVD. Approximately 50% of patients with systolic heart failure, or 1.5 million patients in the United States, suffer from sleep apnea.

Additional opportunities may also exist to partner with therapeutic device firms to interface our sensing technologies with therapeutic devices used to treat heart failure, such as defibrillators, cardiac resynchronization devices and left ventricular assist devices (LVADs).

Although our primary focus is on commercialization of a line of minimally invasive subcutaneous diagnostic monitoring devices, we are currently evaluating safety and accuracy of our pressure sensing technology for long-term measurement of blood pressure in the main pumping chamber of the heart, the left ventricle, in a pilot clinical study in Europe. This device, which we refer to as the LVP-1000, is derived from the same technology that has been commercialized and long proven in our DSI division. We believe that our technology for measuring pressure in the left ventricle has the potential to be more accurate and safe relative to other left-sided hemodynamic sensing devices in development and that it is highly adaptable to being incorporated into a single lead that combines hemodynamic measurement for heart failure management with delivery of resynchronization therapy, or CRT. Further, we believe that our technology will prove to have unique and superior capabilities to manage patients with heart failure due to its ability to assess the function of the main pumping chamber of the heart during both contraction and relaxation.

Our DSI Market Opportunities

Biomedical Research Monitoring

In order to validate a hypothesis concerning the effect of an experimental therapy on a human being, researchers often test the hypothesis using in vivo assays in laboratory animals. In vivo assays are often considered to be more accurate and reliable means of performing biomedical research, compared to less costly in vitro assays. The objective of nearly all in vivo experiments is to obtain information that will help predict the response of a new therapy administered to a human being or animal or improve our understanding of physiology. In vivo biomedical research is commonly conducted by pharmaceutical and biotechnology companies performing drug discovery and development, CROs performing outsourced biomedical testing services, academic researchers performing basic and applied research, and government researchers performing biodefense environmental, occupational health, and other research.

In vivo assays include animal models where physiological characteristics are expressed in ways that emulate human or animal diseases to facilitate research goals. Because in vivo assays derive information from intact living organisms, they provide information regarding the impact of a factor on an entire biological system, and are therefore often more predictive than in vitro assays in determining a biological response in humans. As a result, regulatory agencies require that drug development researchers perform in vivo tests, typically subsequent to or instead of in vitro tests, to measure physiologic parameters prior to seeking regulatory approval to commence human trials. In vivo animal studies are also frequently conducted in parallel with human trials.

For each in vivo assay performed, an extensive series of tests may be conducted, targeting specific organ system responses. The most common tests target the cardiovascular, central nervous and respiratory systems, each of which is generally required to be tested in the drug development process. The goal of the testing is to identify the safety and efficacy profiles of a drug, compound or device being tested or to understand physiologic mechanisms. To assess biological activity, researchers collect, process and analyze tissues and vital signs from different animals using different experiments. In an effort to more accurately assess the health and responses of the animals tested, researchers have employed a variety of monitoring techniques and technologies, both implantable and external, designed to monitor individual animal models throughout the entirety of an experiment. We believe that there is a trend in the market to not only generate more data from each test subject, but also to link the data into common laboratory information systems in order to enable researchers to efficiently collect, record, analyze, share and report the necessary information.

The biomedical research market for in vivo monitoring products includes wired monitoring systems, wireless monitoring systems and related data acquisition and analysis systems. Based upon the Millennium survey, the aggregate, worldwide sales of these systems will total approximately $137 million in 2007, with $79 million attributed to the non-clinical drug discovery and development segment, $37 million attributed to the academic basic research segment and $21 million attributed to the government segment. According to the Millennium survey, the markets for wireless monitoring systems and data acquisition and analysis systems, which are of primary interest to our DSI division, will total approximately $92 million in 2007.

Based upon the Millennium survey, the market for wireless monitoring systems is expected to experience compound annual growth of approximately 20% over the next five years, and the market for data acquisition and analysis hardware and software is expected to experience compound annual growth in excess of 6% over the next five years, when considering systems associated with both wired and wireless monitoring equipment. However, we believe that significant trends in the pharmaceutical and biotechnology industries, such as the increasing use of in vivo assays earlier in the drug discovery and development process and unmet data integration needs, support an estimated compound annual growth rate of 12% over the next five years in the market for premium data acquisition and analysis systems used with wireless monitoring equipment.

Drug Discovery and Development

It is estimated that pharmaceutical and biotechnology companies spend in excess of $1 billion to bring a new drug to market. The process of developing a new drug that will ultimately be pursued for regulatory approval takes many years, and thousands of potential compounds are screened before an optimal compound is identified based on safety and efficacy. Of the estimated $1 billion spent to develop a new drug, approximately 20% to 30% is typically spent in non-clinical trial activities, including in vivo testing.

The FDA requires nearly all drug compounds to undergo in vivo safety testing prior to submission of an Investigational New Drug Application, or IND. In addition, since 2000, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which prescribes recommendations for adoption by regulatory bodies in the European Union, Japan and the United States, has recommended the use of wireless monitoring devices as the preferred method for monitoring non-anesthetized research models. In vivo research is increasingly used during drug discovery, in addition to later-stage toxicology and safety pharmacology testing required during drug development to support an IND submission. Implantable and external monitoring technologies enable researchers to screen out and eliminate ineffective compounds earlier in pre-clinical studies and further test remaining candidates. In addition to pre-clinical testing, in vivo animal assays are often used in parallel with human clinical studies in order to perform ongoing specific testing.

According to the Millennium survey, the non-clinical drug discovery and development market for all types of in vivo monitoring systems is expected to be approximately $79 million in 2007. We believe that the major growth drivers in this market include:

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  Increasing in vivo testing to acquire better, more predictive data earlier in the drug discovery and development process;

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  Increasing in vivo testing driven by the growing availability of mouse models that more accurately emulate human disease and improve the predictive power of animal models;

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  Demand by biomedical researchers for new wireless products, sensors, transmission technology and data collection capabilities to improve efficiency, especially in smaller wireless devices to facilitate testing on smaller animals;

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  Elevated demands by regulatory bodies for better and more information to support claims of efficacy and safety in the IND and New Drug Application processes; and

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  Expansion of the drug discovery and development process into less costly research markets, in particular in Asia, allowing for additional research and compound screening within a given research budget.

Additional Biomedical Research Monitoring Markets

Academic institutions generally utilize in vivo assays to perform basic physiologic research regarding mechanisms of action in the cardiovascular, central nervous, respiratory and other organ systems. Examples include hypertension, sleep and seizure studies. In addition to many of the same growth drivers as the drug discovery and development segment, the academic research market is also influenced by funding from public and private sponsors such as federal and state government agencies and funding from endowments at major research universities. The American Heart Association's Scientific Statement on Blood Pressure Measurement for Experimental Animals published in 2005 recommends the use of wireless monitoring devices for certain applications in these markets. These guidelines drive growth for wireless monitoring as scientific journal reviewers, funding review committees and institutional animal care and use committees generally recommend that research protocols follow these guidelines as conditions to publication, grants and study approvals.

Government agencies utilize in vivo assays for environmental safety testing, such as testing a pollutant's effect on physiology, and for biodefense testing, such as testing countermeasures to biowarfare agents. Government testing is performed either by the governmental agencies themselves or by CROs on their behalf. In addition to the growth drivers shared by the drug discovery and development and academic research segments, the governmental biomedical research market is driven by public safety and bio-defense initiatives in the United States and worldwide which have been on the rise in the last few years.

We believe that our wireless monitoring technology has potential future applications in the clinical care and treatment of companion animals, agricultural animals and zoo and wild animals, as well as equine performance applications. In the United States, substantial markets already exist for the care and treatment of these animals and we believe that there is a significant need to monitor these animals for clinical care, treatment and research purposes. Although we have no immediate plans to enter these markets, we believe that these markets may provide additional growth and diversification for our DSI division.

Current Cardiovascular Monitoring Methodologies and Our PMD Solution

Limitations of Current Methodologies

Current CVD diagnostic and monitoring methods are divided between office-based and ambulatory methods. In office-based methods, testing takes place in a hospital or clinic setting, over a period of hours and under clinic conditions or during specific diagnostic activities such as exercise stress tests or invasive catheterization. Ambulatory methods involve monitoring outside of a medical facility, such as at home, over a longer, but still limited, period of time and, ideally, under typical life conditions.

Ambulatory diagnostic and monitoring methods are further segmented between external systems, which rely upon surface electrodes and wire leads to gather and transmit data, and implantable systems, which use an implanted sensor and wireless radio frequency data transmission methods.

The following summarizes the most prevalent diagnostic and monitoring methods used to gather ECG and other data necessary to diagnose and manage certain CVD symptoms, including syncope and suspected cardiac arrhythmias, such as AF:

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  ECG.    An ECG is the most common and widely accepted method for measuring cardiac electrical activity and reporting important diagnostic information. An ECG is performed in a medical facility, and involves the use of multiple skin-mounted electrodes placed on the patient's chest to record cardiac activity for the duration of the test.

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  Holter monitor.    A Holter monitor, one of the more commonly used ambulatory electrocardiography (AECG) devices, is a portable device that continuously monitors the electrical activity of the heart for 24 hours or more. This device is worn externally and, similar to an ECG, records electrical signals from the heart via a series of electrodes attached to the chest.

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  External loop event recorder.    An external loop event recorder, another form of AECG device, is worn by a patient to monitor cardiac activity, typically over a period of up to several weeks. This device is programmed to recognize and record relevant ECG data and to correlate it with a symptomatic event.

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  Mobile cardiac outpatient telemetry.    Mobile cardiac outpatient telemetry is another form of AECG that monitors a patient's ECG continuously as he or she goes about normal activities of daily living. The patient wears a three-lead sensor that transmits each heartbeat to a PDA-sized monitor.

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  Tilt test.    A tilt test is used specifically to determine the cause of syncopal episodes. The test involves the patient being strapped to a tilt table and tilted at a 60 to 70 degree angle while heart rate, heart rhythm, blood pressure and symptoms are closely monitored and evaluated with changes in position.

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  Electrophysiology (EP) studies.    This procedure involves inserting catheters into the heart to electrically stimulate the heart and record the response. An EP study evaluates how electricity flows through the heart and also assesses susceptibility to certain arrhythmias. The findings may be useful to assess the basis of the patient's symptoms, and to direct the line of treatment most appropriate for the patient.

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  Implantable loop recorder.    An ILR involves an implantable sensor and a remote system to record and transmit cardiac activity. These devices are primarily used to diagnose syncope and to assess the presence of heart rhythm disorders that may be causing other symptoms, such as palpitations.

Office-based diagnostic and monitoring technologies have inadequate diagnostic capability as they are usually incapable of monitoring patients for a period of time sufficient to detect infrequent events and consequently may miss relevant cardiac data that longer-term ambulatory monitors could detect. In addition, we believe that while many of the existing ambulatory technologies may be applicable in certain situations, currently available systems have one or more significant limitations, including:

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  High Patient Compliance Requirements.  Existing ambulatory monitoring systems require significant patient involvement to transmit recorded data. This may include the need to plug in a device and wait while data are transferred or visit the clinic or physician's office. A patient's inability or unwillingness to fully comply often leads to poor or incomplete data and hinders the physician's ability to make a prompt diagnosis or provide optimal treatment. In addition, external systems require the patient to wear uncomfortable equipment that may disrupt sleep and skin electrodes that may irritate the skin and cause an allergic reaction. These issues can limit or complicate normal activities, such as bathing and showering, and increase the risk that events will be missed due to non-compliance. For example, a Holter monitor taken off while a patient sleeps may miss potentially critical arrhythmia events.

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  Data Overreporting.  Existing continuous ambulatory monitoring technologies often collect and report large amounts of data or false positive event data that is ultimately not relevant in evaluating a patient's condition, and which may lead to medical-legal liability concerns. A monitoring system that cannot adequately filter irrelevant data is inefficient and complicates data review and treatment decisions.

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  Poor Data Quality.  External monitoring systems are impacted by electrode placement and are susceptible to interference caused by normal patient activity and movement resulting in lower quality ECG data. Existing implantable monitoring systems can also yield lower quality data due to inadequate signal sensing or signal loss.

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  Limited Applications.  Existing external ambulatory long-term monitors and approved implantable monitors are designed to monitor cardiac rhythm and are unable to monitor the multiple other concurrent signals, such as blood pressure, that may be useful to diagnose and manage multiple CVD co-morbidities. This may result in a need for multiple types of tests to be performed to properly diagnose a patient's condition.

Our Cardiovascular Diagnosis and Monitoring Solution

Our first PMD product, the Sleuth ECG System, provides an implantable, ambulatory wireless solution to aid physicians in diagnosing and selecting therapy for infrequent, recurrent, unexplained syncope. In addition, we are developing new products to address AF and to stratify patients for SCD risk and are exploring the application of our technology to address heart failure and hypertension.

We intend to commercialize advanced versions of our Sleuth ECG System during fiscal 2009 designed to capture data that would allow a physician to better assess and treat AF and, thereafter, to address SCD risk stratification. Our goal is to leverage our technology platform and our intellectual property to develop devices that will simultaneously monitor numerous vital signals relevant to the diagnosis, monitoring and managing a wide spectrum of CVD co-morbidities. These devices would permit physicians to prescribe, coordinate and optimize, alone or in combination, available drug, interventional, surgical and device therapies. We believe that we have the only wireless, implantable diagnostic and monitoring technology platform that will allow physicians to more effectively diagnose and treat a broad range of CVD co-morbidities.

We developed our core platform technology over the past decade based on our strengths in miniaturization, product design and algorithm engineering. We believe that our technologies offer significant benefits that overcome limitations of alternative ambulatory monitoring technologies, including:

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  Minimal Patient Compliance Concerns.    Our wireless implantable devices are able to communicate with our data transmission equipment at a distance of up to two meters. Current competing implantable devices require frequent visits to the physician's office to download data or require that the patient pass a wand over the site of the implant in order to initiate data transmission. Additionally, we believe that our device permits a more normal lifestyle, without the need for uncomfortable external equipment, and allows for better and more regular data transmissions without the need for the patient to actively manage data monitoring and transmission.

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  More Relevant Data Obtained Conveniently.    Our hardware and software technologies and a third-party service center's review process permit physicians to obtain only information that they deem relevant to diagnose and treat each individual patient. Notification of relevant events can be obtained via a number of physician choices and patients information can be conveniently accessed from anywhere using a web browser. While our products capture a wide range of data, our ability to have unfiltered data converted into relevant, useful information is critical to proper diagnosis and treatment.

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  Better Data Quality.    Physicians have indicated that ECGs acquired using our Sleuth ECG System in our Panama study are of higher quality than those acquired by alternative, long-term, ambulatory ECG monitoring technologies, allowing them to identify more relevant data. High quality data is critical in diagnosing, monitoring and stratifying CVD patients and provides us with a significant competitive advantage in marketing our products.

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  Ability to Diagnose and Monitor Multiple CVD Co-morbidities.    Our platform is applicable to many types of CVD monitoring because it can be tailored to monitor a wide range of vital signs, and to record and report relevant data, enabling physicians to diagnose, monitor and treat multiple CVD co-morbidities that evolve over time.

Current Biomedical Research Monitoring Methodologies and Our DSI Solution

Limitations of Current Methodologies

Although nearly all approaches to monitoring research animals can result in accurate measurements if applied by highly skilled technicians, conventional methods fall short because the information provided may not be predictive. These methods can modify the physiology of the research animal by inducing stress, altering consciousness, or modifying other factors such as elevating white cell counts due to infection. The preferred monitoring system for in vivo experiments is one that provides frequent and accurate measurements of relevant data in a humane manner from freely moving research animals living in a familiar environment.

Traditional in vivo monitoring methods include restraint systems and anesthetized models. Restraint systems confine movement to allow sensors to be attached during the experiment or involve implanted or external sensors or catheters connected to recording systems with tethers that limit movement. Restraint systems induce stress in the research animal which can significantly alter the physiological response and the response to the therapy being evaluated and may provide misleading information. Certain restraint systems also have the disadvantage that the animal needs to be removed from the environment to which it is accustomed while measurements are obtained, which can further reduce the predictive value of the results. The use of external sensors and animal handling and movement increases the risk of infection, and creates additional discomfort for the animal. Anesthetized models involve obtaining measurements while the animal is under general anesthesia, often resulting in altered physiological responses that limit the predictive value of the information.

Wireless monitoring methods allow researchers to collect data from freely moving research animals in surroundings that are familiar to the animal. Wireless methods include jacketed systems and implantable systems, with implantable systems constituting the majority of the market. Wireless jacketed systems have recently become available and consist of a vest containing sensing electrodes and wireless transmission technology that is placed on the animal model. Implantable systems incorporate sensing and transmission technology within a device implanted in the research animal. Implantable wireless systems have been proven to provide high quality data and comprehensive monitoring capabilities. The invasiveness of these systems can vary, depending on the size of the implant relative to the size of the research model and other factors.

Most monitoring systems available for use in biomedical research do not have the functionality to gather, integrate, analyze and report data regarding a wide variety of research parameters, a capability that can be vitally important for productive biomedical research. While the use of in vivo monitoring has become more prevalent, the industry lacks an analytical platform that can link the results in an enterprise-wide manner. Moreover, many of the traditional monitoring systems do not meet all of the changing regulatory recommendations relating to in vivo research models and have other significant limitations, including:

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  Data Quality Issues.    Methodologies that test animals under stressful conditions can affect responses and reduce the predictive value of the data collected. Because the animal is not tested in a natural state, the confounding effects of stress on the animal's physiology can lead to false conclusions regarding the therapy under test.

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  Incomplete, Decentralized Solutions.    Many of the existing data acquisition and analysis platforms used today are proprietary and do not integrate a wide range of wired and wireless sensor systems. This forces researchers to use disparate software systems that do not facilitate data integration and often requires additional monitoring or the use of more research animals to form and test hypotheses. These systems impede researchers' ability to aggregate information and analyze results in a consistent manner.

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  Inefficiency.    Certain monitoring methods are inherently inefficient and costly. Testing with wired sensors and related apparatus requires extensive labor and expertise for animal handling and significant user skill to optimally place the equipment and accurately record results.

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  Limitations on Animal Size.    Some monitoring systems present difficulties due to size considerations. For example, many wired monitoring systems are too large for use with small animals such as mice and rats. Larger animals are more expensive to procure, house and maintain, and require higher doses of expensive test compounds, all of which increase costs and limit the number of tests that can be performed within a given research budget.

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  Animal Welfare Concerns.    In addition to the impact of stress on data quality, highly invasive or restrictive technologies adversely impact animal welfare, which is subject to increasing scrutiny and regulation. Research methods requiring the use of more animals to complete the necessary testing also raise overall welfare concerns. Further, because some diseases can be transmitted from humans to animals, the health of certain species can be adversely affected by increased contact with humans often required when traditional methods are employed.

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  Researcher Safety Concerns.    External restraint systems present safety concerns for researchers monitoring or evaluating subject animals, due to increased contact with animals that may bite or spread disease through contact. Repeated exposure to test animals increases risks of allergic reactions and bodily injuries caused by animal bites or scratches.

We believe that the limitations of existing, in vivo monitoring systems drive customer demand for an efficient, integrated solution that provides high-quality data along with reporting and analysis software, for use with a wide range of test animals in a manner that is both humane and safe.

Our Biomedical Research Solution

We provide an integrated solution to the biomedical research market by offering a comprehensive in vivo monitoring and assessment system, supported by a network of experienced sales and technical support professionals. We believe that our integrated solution promotes efficiency and productivity in the biomedical research process by offering one platform to sense and synchronize the broadest range of data — whether from wired or wireless sensors — on a continuous basis. We regularly upgrade portions of our sensor and software product line as our customers continue to demand increasingly sophisticated monitoring systems with the ability to generate, record, analyze and report data in a linked manner on the same platform.

We believe that regulatory agencies and drug research protocols will continue to require increased in vivo physiological monitoring instead of or in addition to in vitro testing. This is particularly true in drug discovery and development efforts where data needs to migrate through different phases of the development process and be correlated with other test results and then packaged for regulatory agency review. We believe that our integrated solution provides the following key benefits over conventional methodologies:

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  Higher Quality Data.    Our proprietary algorithms and implantable monitoring devices permit highly precise data capture, transmission and analysis. In addition, because our implantable devices cause little stress to the animals and minimize unwanted noise in the data, we believe that the information provided is generally more reliable and of higher quality than is obtainable by other means. For these reasons, we believe that data from animal models monitored with our technology have greater predictive value than data from conventional monitoring methods.

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  Integrated Solution.    Our integrated solution enables our customers to generate, record, analyze and report a large amount and variety of data in a linked manner on one platform. Currently our systems are used to measure data from many different organ systems, with the most common applications being blood pressure, ECG, EEG, respiratory rate, body temperature and activity levels, and the number of monitoring applications is increasing. Increasingly, customers are seeking to measure a number of these parameters concurrently, as permitted by our systems. Our technology enables researchers to address a broad range of analyses on the physiological impact of drugs, compounds or devices, aggregate information to formulate and test hypotheses on biological pathways, and analyze the results to more accurately predict the effects on humans. Using our technology these experiments can be repeated in different species or in the same species by introducing different compounds and performing additional monitoring following the introduction of the new variable.

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  Continuous Data Collection and Analysis.    Our technology enables researchers to monitor and analyze data from conscious, unrestrained animals continuously, in real time. Animals are routinely instrumented with our implants for periods ranging from several days to several years. This allows researchers to observe mechanisms of action or cascading events within the animal that would not otherwise be detected using certain conventional monitoring techniques, such as manual testing methodologies. Data from animals freely moving in a familiar environment provides higher quality and more predictive information than traditional monitoring techniques.

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  Animal Size.    Our technology is easily implanted in both large and small animals. Furthermore, since devices based on our technology allow smaller animals, such as mice and rats, to be monitored, researchers can use less test compound thereby decreasing costs and increasing the number of tests that can be performed within a given research budget. Our technology has the unique capability of monitoring blood pressure in freely moving mice.

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  Adherence to Animal Welfare Considerations.    Continuous monitoring with multiple sensors for longer periods of time allows the use of more efficient study design methodologies that allow researchers to make conclusions with data from fewer animals and also makes it possible to use animals in multiple research studies. Our technology supports the international animal welfare goals of reduction (reducing the number of animals needed to obtain desired research results) and refinement (minimizing the stress endured by animals and improving the living environment of the animal during the course of experiment). For example, the use of implantable wireless monitoring technology in research animals has been shown to reduce animal use by as much as 90% for certain types of studies and has been categorized by certain governmental bodies and private advocacy groups as a more humane technology for monitoring non-anesthetized animals in many types of studies.

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  Safety for Researchers.    Our wireless technology does not use external sensors or jackets that may need to be adjusted or replaced during the course of a study. Consequently, our approach significantly reduces the need for researchers to handle research animals. This reduces the risk of injury, disease and infection for both the researcher and the research animals.

Our Strategy

Our goal is to be the world's leading provider of implantable wireless diagnostic monitoring devices and systems for cardiovascular diagnosis and monitoring in humans, and for biomedical research in animal models. We believe that our PMD and DSI divisions are highly synergistic, as each division benefits from the other's intellectual property and expertise, as well as from our ability to leverage a shared corporate infrastructure and resulting operational efficiencies. We intend to leverage these synergies by investing in our PMD and DSI divisions and driving growth both organically and by acquiring complementary technologies and businesses.

Our PMD Division Strategy

We are pursuing the following business strategies to achieve our goals within our PMD division:

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  Build our U.S. Sales, Marketing and Distribution Channels and Drive Adoption of our Sleuth ECG System.    We will continue to focus our sales and marketing efforts on driving market awareness and adoption of our Sleuth ECG System through our direct sales force in the United States, which we intend to expand substantially. We may also seek to form marketing and distribution partnerships for product applications where we can benefit from the market presence and resources of other companies to further help us penetrate the market with our products.

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  Build a Portfolio of Product Applications Based on our Technology Platform.    We intend to apply our PMD technology platform to commercialize additional products for CVD indications, including our planned introduction of enhanced versions of our Sleuth ECG System to address AF and to stratify patients for SCD risk. We are also exploring the application of our technology to address other forms of CVD, such as heart failure and hypertension.

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  Continue to Demonstrate the Safety and Efficacy of our Products.    We have completed, and are currently pursuing, additional clinical studies to demonstrate the safety and efficacy of our Sleuth ECG System for several applications within the CVD market. We will utilize the outcomes of these studies to drive reimbursement for, and adoption of, our products.

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  Seek Approval of Our Future Sleuth Products in Europe and Other Markets.    We expect to seek regulatory approval to market our future Sleuth products in Europe and other markets.

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  Seek Strategic Technology Partnerships.    We are seeking partnerships to integrate our diagnostic monitoring technology into therapeutic devices of companies that have existing infrastructure and strong market presence. An example of a candidate technology for such a partnership is our LVP-1000, an implantable wireless intracardiac pressure sensor for managing heart failure patients. The LVP-1000 is currently undergoing clinical evaluation in Europe.

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  Expand Our Technology Platform into the Human Clinical Trial Market.    Longer term, we may pursue opportunities to provide human clinical trial patient monitoring for real-time safety assessment, stratifying responders to therapy, quantifying efficacy according to physiological factors and monitoring dosing to evaluate patient compliance issues.

Our DSI Division Strategy

We intend to expand our leadership position in the biomedical research monitoring systems market by pursuing the following business strategies:

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  Leverage our Existing Customer Base.    We plan to build upon our relationships with existing customers by expanding the breadth and sophistication of our product offerings and creating a platform that enables data sharing within a customer's organization throughout the drug development process. By doing so, we believe that we can penetrate new laboratories within existing accounts and increase the use of our products. We plan to continue providing our existing customers with new monitoring devices and enhancements to our existing technology through hardware and software upgrades.

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  Develop New Technologies.    We plan to leverage our broad network of customers and thought leaders, as well as our strong intellectual property, to develop new products and novel uses for our existing products. We continue to invest in developing new products, including new sensors, transmitters, data integration capabilities, data analysis algorithms, analytical software and telemetry and signal analysis technologies.

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  Expand our Technology Platform.    We believe that our leading market share in wireless monitoring equipment and large installed base, coupled with our flexible data acquisition and analysis system, provides us with a first mover advantage to create a widely accepted platform for in vivo data collection and analysis. We believe that the FDA and other regulatory agencies worldwide will continue to add to their requirements for in vivo data when considering the safety and efficacy of new drugs. We expect that this will facilitate our ability to span the entire drug discovery and development cycle and drive the adoption of our platform upstream in the research process. We also intend to integrate other diagnostic modalities offered by third parties, such as video capabilities, into our technology platform to further establish it as a universally accepted tool for in vivo data analysis. In select circumstances, we intend to continue to distribute wired sensors and software analysis modules manufactured by other companies to augment our integrated solution offerings.

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  Grow Our Worldwide Direct Sales and Technical Support Capabilities.    We believe that our sales and technical support organization is one of the largest in the marketplace for biomedical research and monitoring and is a source of competitive advantage. We plan to grow our worldwide team of skilled, direct sales and support professionals to expand our account base, end markets and geographic reach, and to further differentiate our solution offering through customer support. As demand for biomedical research monitoring becomes more prevalent around the world, we expect to increase our large existing infrastructure to additional high-potential regions, such as Asia.

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  Acquire Complementary Technologies.    We plan to continue to strengthen the leading position of our DSI division through the acquisition of complementary technologies that will add to our broad technology platform.

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  Evaluate New Opportunities to Market Our Technology Platform.    We believe that our technology platform has the potential to address the needs of consumers and researchers in the care and treatment of companion animals, agricultural animals and zoo and wild animals, as well as equine performance applications. Although our primary focus will continue to be on biomedical research, we plan to explore the application of our technology platform to the animal care market as we continue to look for markets with high-growth and high-margin potential that may also provide additional diversification for our DSI division.

Our Products

PMD Products for Chronic Cardiovascular Disease

Our PMD division is developing and commercializing a line of products designed to monitor numerous vital signals and provide relevant patient information to physicians to aid in diagnosing and treating CVD.

Our PMD product line is based upon small implantable devices that are placed under the skin and subcutaneous tissues in a relatively simple, low-risk outpatient procedure, performed under local anesthetic with an average implant time of approximately 15 minutes. The subcutaneous position enhances signal quality and stability and reduces patient discomfort during prolonged monitoring. These implantable devices also perform first-line processing to extract and store periodically sampled ECG strips as well as strips containing abnormal rhythms within the implantable device memory. Information is transmitted from the device memory to a hand-held Personal Diagnostic Manager, which stores and forwards the signals to a third-party service center for automated analysis and review by a trained technician. The service center matches data identified as clinically relevant against physician-specified notification orders, and notifies physicians when appropriate under the orders. As a result, physicians receive only the information that they have indicated as relevant, allowing them to better and more efficiently diagnose, monitor and manage their patients, and to mitigate medical legal liability concerns.

Sleuth ECG System.    Our first PMD product, the Sleuth ECG System, provides ECG information to aid in diagnosing suspected arrhythmias and treating patients with clinical syndromes or situations at increased risk of cardiac arrhythmias and patients who experience transient symptoms that may suggest a cardiac arrhythmia. These symptoms include unexplained syncope, which can be associated with arrhythmias, and palpitations.

The Sleuth ECG Monitoring System consists of a wireless implantable device, a personal diagnostic manager (PDM), a base station and a third-party service center.

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  The implantable portion of the Sleuth ECG System consists of a 7cc, 8mm thick device, about the size of a 50-cent piece (or the size of the smallest pacemakers), which continuously monitors ECG data and wirelessly transmits the data to the PDM. This device can be implanted under the skin during a brief, simple, outpatient procedure. Under typical conditions, the implant is capable of monitoring ECG data for more than two years.

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  The PDM is a hand-held, multipurpose device that automatically retrieves and stores relevant ECG data from the implant and transmits the information to the base station. The PDM is also used by the physician to program the implantable device to record and report data within parameters that the physician deems relevant, such as upper and lower heart rate boundaries.

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  The base station obtains data periodically from the PDM wirelessly and, using phone lines, securely transmits the information to the third-party service center.

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  At the third-party service center, certified cardiac technicians review the patient's ECG data and provide information to the physician to aid in the diagnosis. Physicians can access this information via a secure Web portal, and have the reports faxed, mailed or e-mailed to them as they prefer. If the cardiac technician observes a particularly concerning arrhythmia, the patient's physician will be contacted immediately.

The following graphic depicts the interaction of these components:

The Sleuth ECG System captures and records ECG data in three ways:

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  background monitoring, with active recording triggered according to physician programmed parameters;

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  patient triggered recording, at the onset of symptoms, activated by pressing a button on the PDM; and

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  periodic, interval-based recording.

The Sleuth ECG System has been evaluated in a 28 patient observational clinical trial and has demonstrated a high diagnostic yield, superior signal quality and reliability, and favorable ease of use experiences and good safety profile.

Sleuth Monitoring System Products Under Development.    The initial Sleuth ECG System is the first in a series of products that we intend to introduce over the next several years to address the needs of physicians in diagnosing and managing CVD. Our PMD division has two products in development: the Sleuth AT ECG Monitoring System and the Sleuth AF ECG Monitoring System.

Sleuth AT ECG Monitoring System.    We expect the first of these products under development, the Sleuth AT ECG Monitoring System, to reach the market in fiscal 2009. The Sleuth AT will provide enhanced functionality over the Sleuth ECG System and will also capture additional data to enhance the system's ability to evaluate patients at risk of both atrial and ventricular arrhythmias.

Sleuth AF ECG Monitoring System.    The Sleuth AF ECG Monitoring System is expected to follow introduction of the Sleuth AT ECG system and will provide the physician with information on the onset and termination of AF and report AF burden in addition to providing an assessment of ventricular rhythm status. AF burden information may help physicians make more informed decisions regarding the need for administration of anticoagulants and assess the success of an ablation procedure and the need to repeat the procedure. Ventricular rhythm information may also be useful for titration of medications commonly taken in these patients for ventricular rate and rhythm control. Sleuth AF will additionally provide SCD risk stratification tools to help physicians assess the risk of SCD in patients undergoing monitoring, such as those monitored primarily for the purpose of managing intermittent AF. Information provided by the SCD risk stratification tools may be helpful in making more informed decisions in choosing the most appropriate therapy to treat patients at risk of lethal ventricular arrhythmias and to aid in titration of medications. The occurrence of AF during administration of certain SCD risk assessment tests commonly administered in the clinic, such as T-wave alternans, often confounds the results. Through frequent monitoring of these SCD risk stratifiers, risk assessment can be accomplished at times when the patient is free of AF, providing an assessment of SCD risk that may be difficult to obtain if the patient is in AF during clinic-based testing.

Additional Applications for Our Sleuth System.    In addition to our Sleuth ECG System and our Sleuth products currently under development, we believe that our technologies may also have application in diagnosing, managing and assessing appropriate treatments for hypertension, heart failure and sleep apnea. As a result we believe that there are additional opportunities for us to continue to develop products based on our core technology that could ultimately provide physicians with useful clinical information to assist them in making accurate diagnoses, improve patient quality of life, and may result in a reduction in total health care expenditures.

DSI Products for Biomedical Research

Our DSI division has the leading share of the market for wireless physiologic monitoring equipment for laboratory animals. In addition, we offer a broad range of data acquisition and analysis products that allow for integrated physiologic monitoring solutions.

Our DSI product line is comprised of implantable and jacketed battery powered transmitters that transmit physiologic data wirelessly, receivers that receive the signals on or near animal cages, and data acquisition and analysis products to analyze continuous data streams and provide meaningful information from which to derive study conclusions. We believe that our product line is unique in that it provides a system for monitoring physiologic signals such as ECG, arterial blood pressure, EEG, respiration rate, body temperature and many other organ and tissue systems using the same pressure and bio-potential monitoring technology.

The following graphic depicts the broad range of signals that can be monitored or analyzed using our platform technology.

Transmitters.    Our DSI transmitter product line accounts for the majority of our DSI division revenue, and consists of over 20 different models. Customers select from these models based upon study objectives and the signals and animal models to be monitored. Although there is virtually no limit to the species to be monitored, provided that the physical size can accommodate a particular implant, the two most commonly monitored species are rats and mice, which account for a majority of the revenue from our transmitter product line. Our transmitter prices range from approximately $200 to $5,000, depending upon the transmitter's sophistication. We also perform transmitter reprocessing for most models, allowing customers to return a transmitter after use in exchange for a replacement transmitter, either new or reprocessed, at a reduced price of typically 20% to 30% of the original sales price. The returned unit is reprocessed and held by us for future sale.

Data Acquisition and Analysis.    We offer our DSI division receivers and data acquisition and analysis products under two brands: Dataquest ART and Ponemah. We developed our Dataquest ART product line internally and we acquired our Ponemah product line in February 2006 to further augment our ability to provide an integrated monitoring solution for customers. Prior to the acquisition, Ponemah and DSI had a co-marketing arrangement in which wireless signals from DSI transmitters were digitally fed into Ponemah systems. Ponemah has a strong installed base in drug development accounts and offers over 15 different cardiovascular and respiratory analysis packages tailored to the customer's research study needs. Dataquest ART has a strong installed base in drug development, academic and government accounts. In addition, we offer various Good Laboratory Practice (GLP) validation products to assist drug development customers in assuring compliance with global regulatory agency requirements. We also offer software maintenance contracts for both our product lines. In the future, we plan to integrate the Dataquest ART and Ponemah product lines to offer customers a wide range of functionality and price points to suit their needs and to streamline software development and maintenance.

Our Technology Platform

Our PMD and DSI divisions share a significant platform of proprietary intellectual property and know-how that has allowed us to develop and enhance our wireless, implantable in vivo diagnostic and monitoring products capable of serving multiple applications in the remote cardiovascular diagnosis and monitoring and biomedical research monitoring markets. Our technology platform consists of wireless implantable sensors, data acquisition and analysis hardware and software, signal processing algorithms and reporting software. These platform systems provide high-quality measurements of a wide variety of physiological signals from ambulatory subjects, extract useful information from these signals and report this information in a manner that is easy to understand. In the biomedical research market, this technology enables accurate, long-term measurements to be obtained automatically and humanely on relatively unstressed, free moving animal research models. In the cardiovascular diagnosis and monitoring market, this technology provides the ability to report high-quality, relevant information from ambulatory patients with minimal need for patient compliance.

Key aspects of our technology platform and competencies include:

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  ECG and Other Bio-Potential Measurement.    Our implantable systems are capable of measuring and recording ECG and other bio-potential data, such as electroencephalogram (EEG) and electromyogram (EMG) data. The ECG measurement system in our Sleuth ECG System implant employs a number of innovative design features that result in high-fidelity ECG signals, similar to those already offered in our DSI products. High-fidelity ECG signals provide the foundation for extracting relevant information such as characterization and classification of heart rhythms. This information can be important to evaluate the effect of a new drug or to diagnose or direct therapies for CVD. Unlike a competitive implanted ECG monitoring device where the ECG sensing electrodes are integrated into the device housing, our Sleuth device employs a detached electrode that is flexibly connected to the device electronics. This allows the electrodes to move independently of each other as the patient moves, leading to a more stable tissue-electrode interface and reduced noise and artifact in the measured ECG signal. Further, the application-specific integrated circuit (ASIC) is capable of digitizing signals at a high rate with low power, and employs digital filtering techniques to remove noise from muscle contractions, respiration, movement and other sources.

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  Pressure Sensing Technology.    Our implantable pressure sensing technology accurately measures blood pressure in an artery or within the heart for long periods of time and enables us to derive respiratory information from pressure data. Our pressure sensing products include a transmission catheter with a patented blood-materials interface produced by a proprietary manufacturing process and a MEMS micro machined pressure sensor located outside the vessel. We have incorporated our sensing technology in products commercialized by our DSI division and in our PMD division's LVP-1000 technology, currently undergoing clinical studies. DSI division customers have also used our pressure sensing technology to measure pressure within several organs and systems within research models, including the heart, pulmonary artery, bladder, eye, thorax, kidneys, trachea, gut, arterial aneurisms, uterus, penis and brain. Our technology for deriving respiratory information from pressure data is currently commercialized in the DSI division and has potential applications in assessing sleep apnea and monitoring multiple CVD co-morbidities in ambulatory patients. We believe this is a key attribute that differentiates our technology from competing technologies, and will enable us to develop a range of products for various CVD co-morbidities.

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  Device Miniaturization.    We have significant experience in designing and manufacturing miniaturized implantable devices. Our DSI products include a 1 cc implant, employing a 0.4 mm diameter sensing catheter, for measuring blood pressure in laboratory mice. Smaller devices reduce complications and trauma and are easier to implant. They allow our DSI division customers to monitor smaller, less costly research subjects, including the growing numbers of mouse models used in research. In the PMD division, smaller implants are a key to patient and physician acceptance, ease of implantation, minimizing complications and maximizing patient comfort.

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  Ultra-Low Power Technologies.    We have developed techniques for measuring signals and transmitting data with very low power consumption. This technology is important to our ability to provide implantable devices that are small and have long battery life, with capabilities of 18 to 24 months for the Sleuth ECG device, and 6 weeks to over 24 months for our DSI products, depending on product size and utilization.

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  Wireless Implantable Technology.    Our wireless technology allows secure, digital data transfer from implantable devices, without the need for a wand, interrogator or activation tool, at distances of up to 2 meters from our Sleuth ECG implant, and from 30 to 100 cm from our implantable DSI products, depending on the device and species being monitored. The secure wireless communication link used in the Sleuth product line maintains patient data privacy and minimizes patient compliance, physician effort and researcher involvement in gathering diagnostic and monitoring data.

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  Analysis Software.    Our analysis software extracts relevant information from measured signals. This extracted information includes: arterial blood pressure summaries, such as calculation of systolic, diastolic and mean blood pressure; intracardiac pressure data, such as contractility and relaxation of the ventricle; identification of abnormal rhythms, such as non-sustained ventricular tachycardia, bradycardia and AF; and calculation of intervals between features of the ECG signal. We are also developing software to aid in assessing SCD risk markers, such as heart rate variability, heart rate turbulence and T-wave alternans.

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  Unique System Architecture for Remote Patient Monitoring.    Our unique system architecture and design provides the ability to monitor ambulatory patients using our wireless implanted device in combination with the small and simple-to-use PDM. The PDM serves as a programming device for the physician, an event recorder for the patient, a data storage device and a relay to transfer data from the implanted device to the service center. This approach to system design leads to improved patient compliance, better resource utilization for the physician and reduced cost of goods relative to other approaches.

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  Additional Monitoring Technology.    We have additional diagnostic and monitoring techniques patented or in development for monitoring hemodynamic flow in a vessel using ultrasound, monitoring pressure inside a chamber of the heart using a self-contained wireless sensor secured within the heart, and qualitative assessment of arterial pressure without placing a sensor in an artery. These techniques have numerous potential applications in both the DSI and PMD divisions.

Clinical Trials and Studies for our PMD Products

Although we have not conducted any clinical trials in the United States, we are conducting and will continue to conduct clinical studies to demonstrate the clinical safety and feasibility of our products. We will conduct clinical trials as required to gain clearance or approval to market our PMD products and expand reimbursement and indications for use. We will also conduct post market studies to generate publications in the medical literature, demonstrate the clinical value of our products, and further develop the market for these products. We therefore plan substantial investment in these studies.

Sleuth Panama Study

This on-going observational clinical study is assessing Sleuth ECG System performance and device safety. This study began in December 2006 and is expected to enroll 40 to 45 patients. The study is expected to conclude by December 2008. The study is being performed at four centers in Panama, under supervision of the Instituto Conmemorativo Gorgas de Estudios de la Salud. As of September 1, 2007, 28 patients have been enrolled. These patients received a standard diagnostic evaluation prior to enrollment. Follow up times on these patients range from 4 to 260 days. Through September 1, 2007, the Sleuth ECG system has been used to diagnose various rhythm abnormalities in 13 patients, including bradycardia (3 patients), asystole (1 patient), supraventricular tachycardia (2 patients), left bundle branch block (1 patient), premature ventricular contractions (1 patient), brady-tachy syndrome (1 patient) and AF (4 patients). Appropriate therapies have been or are scheduled to be initiated in these patients, including pacemaker (5 patients), ablation (1 patient) and new medication (3 patients). Appropriate therapy is still being evaluated for four patients. Through September 1, 2007, the diagnostic yield for the implanted patients was 46%, based on an average follow-up of 169 days.

In this study we have observed that the Sleuth ECG device is easy to implant, with an average implant time of approximately 15 minutes. We have also observed from this study that the Sleuth ECG system provides high quality data, that relevant information can be delivered promptly to the physician, and that this information is useful in establishing a diagnosis and making an appropriate therapeutic decision.

EaSyAS II Study

In late August, 2007 we began enrolling patients in a study in England referred to as the Eastbourne Syncope Assessment Study II. The EaSyAS II study, which has an expected total enrollment of 240 patients is intended to demonstrate the cost-effectiveness of a more aggressive use of the Sleuth ECG System to diagnose syncope. This study is a randomized, single-center study, which will compare use of the Sleuth ECG System to a conventional diagnostic evaluation by a physician. Enrolled patients will be selected from a group of patients seeking treatment in an emergency room following an unexplained fainting spell and having experienced at least one prior unexplained fainting spell. Half of the enrolled patients will be implanted with a Sleuth ECG device on an outpatient basis while the other half will receive a conventional diagnostic workup to identify the cause of their syncope. This study will include a 12-month follow-up period and will measure the time to diagnosis, safety and cost-effectiveness. A positive study result could significantly expand the use of implantable loop recorders, including the

Sleuth ECG System, in this population. As of October 4, 2007, 38 patients have been enrolled and 14 patients have had a Sleuth ECG device implanted.

Sleuth Registry Study.    This study will gather clinical data and outcomes on patients implanted with a Sleuth ECG device at select clinics. This registry study will lead to a database that will allow us to correlate outcomes with Sleuth data, aid us in developing and improving algorithms for diagnosis and patient management, and lead to publications that demonstrate clinical utility of the Sleuth ECG System. This study is expected to begin during the first quarter of calendar year 2008 and will enroll up to 500 patients.

SELF Pathway Validation Study.    We expect to begin enrollment in the fourth quarter of calendar year 2007 in a clinical study designed to validate a comprehensive treatment pathway for syncope management, referred to as the SELF pathway. This study is designed to provide the first prospectively validated syncope treatment pathway with long term outcomes in a racially diverse population. A total of 540 patients will be enrolled at a single U.S. center and will be compared to a historical group of patients from the same center. The study will involve a 12-month follow-up period and will assess resource utilization, freedom from recurrent syncope, morbidity and mortality. The Sleuth ECG System would become a recommended part of this treatment pathway.

LVP — 1000 Clinical Trial.    We are conducting two European pilot trials of our LVP-1000 technology. Both studies have the goal of demonstrating the safety, accuracy and diagnostic utility of our pressure sensing technology for monitoring left ventricular pressure.

Our VALAD trial, which began in March 2005, is a pilot study for patients receiving LVADs as a bridge to cardiac transplant. As of September 1, 2007, we have enrolled 10 patients, with 18 months as the longest follow-up.

Our LVP-HF trial, which began in April 2006, is a pilot study for patients with advanced heart failure who are undergoing an open chest coronary bypass procedure for CABG or valve repair. As of September 1, 2007, we have enrolled eight patients, with the longest follow-up of 12 months.

In both studies, we have observed no biocompatibility issues with our LVP-1000, and have observed high quality pressure waveforms. No device-related adverse events have been observed.

Sales and Marketing

Our PMD Sales and Marketing.    We are building a direct sales organization to call on electrophysiologists, cardiologists and surgeons who can educate patients and influence them to adopt implantable ECG monitoring systems. Although the number of patients suffering from CVD is large, the number of physicians influencing these patients is relatively small. As of 2007, there are an estimated 2,500 electrophysiologists and 21,000 cardiologists in the United States. Because of the small number of physicians influencing these patients, and because we have designed the Sleuth platform to be simple to implant and activate (thereby reducing the need for physician training and support) we believe that a direct and focused sales organization of approximately 30 to 40 people will be sufficient to support our Sleuth sales efforts and the commercial launch of our future product portfolio. Their efforts will be supported by a marketing campaign composed of collateral materials, public relations and clinical evidence demonstrating the diagnostic utility and medical benefits of the Sleuth technology.

We hired our Vice President of Sales and Marketing in July 2006 and recently hired direct sales personnel, including three medical-experienced sales managers. Under the direction of the three sales managers, we are in the process of recruiting and hiring sales representatives with broad experience in implantable products, catheter ablation and other related areas to cover critical geographic areas.

In addition, we hired our Director of Marketing in April 2006 and have built an experienced marketing team responsible for bridging the customers and sales representatives with our engineering organization, which is working on the next generation of products. We expect to continue to grow our marketing organization to support the national commercial launches of our next generation of Sleuth products. In November 2006, we hired a customer service and technical service manager who developed the customer and technical service organization to provide technical and customer service in the areas of implant technique, product troubleshooting, reimbursement and patient support.

In order to promote use and to establish brand loyalty for our PMD products, we will:

  •
  continue sponsoring clinical studies to obtain clinical evidence demonstrating the medical utility and clinical value of the Sleuth technology;

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  create forums for peer to peer selling opportunities to facilitate the movement of positive experiences and outcomes throughout our targeted physician population;

  •
  create awareness of the benefits of our monitoring capabilities and the advantages of our technology with electrophysiologists, implanting cardiologists, cardiovascular surgeons, key opinion leaders and patients through direct mail campaigns and direct interaction by the sales organization; and

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  disseminate the clinical evidence obtained in the clinical studies at major medical meetings and clinical talks.

Our DSI Sales and Marketing.    Our DSI division has a direct sales organization in the United States and Europe to call on biomedical research specialists at pharmaceutical and biotechnology companies, academic institutions, government research facilities, medical device companies, CROs and other organizations conducting research with live animal models. Our primary contacts in these organizations are specialists responsible for managing research protocols and experiments, as well as research model care and maintenance.

Our direct sales, marketing and customer support organization consists of approximately 50 individuals, including sales managers and direct salespeople in the United States and Europe. To complement our direct sales efforts, we utilize distribution networks in areas outside of the United States and Europe. Our marketing team focuses on market research, product planning, promotional programs and customer education activities. Because DSI partners with scientists to pioneer new research methodologies, we are well-known for facilitating customer education seminars and surgical workshops. In addition, we have co-marketing programs with certain other biomedical research companies that provide software, sensors and research models, enabling us to bundle our products and services to provide integrated solutions for customers. Our customer support team is charged with providing a rapid response to any technical or usage challenges faced by our customers.

We believe that the DSI sales, marketing and customer support organization is one of the largest in our marketplace and is a source of competitive advantage. Most of the individuals in this organization have educational or job related experience in life science disciplines and can demonstrate surgery techniques. Our competitors generally have smaller customer support and direct sales organizations in the United States and, in some cases, Europe, and employ distributors elsewhere. We intend to continue building the size and expertise of our sales and customer support organization in developed countries as well as in key emerging markets.

Customer Information by Geographic Area.    Information about revenues derived from domestic and foreign customers is set forth in Note 13 to our consolidated financial statements regarding segment information at page F-32 of this prospectus.

Competition

Our PMD Division Competition.    The cardiac monitoring device market is highly competitive, including competition from existing and potential implantable loop recorders, and from other ambulatory monitoring technologies.

In the implantable loop recorder market, our Sleuth products will compete with Medtronic's Reveal Plus Implantable Loop Recorder, which was introduced in 1999 and is currently the only implantable loop recorder on the market. The Reveal Plus consists of an implantable device with a 14 month battery life and 42 minutes of onboard data storage and requires the patient to visit a physician's office or clinic to retrieve the stored information. Medtronic recently released the Reveal XT in Europe, a product that assesses AF. Although Medtronic is the only competitor with an approved implantable loop recorder, there are multiple companies that market external monitoring technologies with the technology to develop and commercialize implantable monitoring products. We believe that other, large medical device manufacturers are, or soon may be, developing implantable monitoring devices.

Compared to our PMD division, many of our competitors have greater financial and human resources and greater expertise in research and development, manufacturing and obtaining regulatory approvals for, and marketing, medical devices. A number of our PMD competitors also have existing products being used by physicians and have developed worldwide sales and marketing and distribution channels. Some of our competitors are either publicly traded or are divisions of publicly-traded companies, and they enjoy additional competitive advantages, including significantly greater name recognition, established relations with third-party payers and complementary product lines. Smaller or earlier stage companies may also prove to be significant competitors due to technological advances, or through potential licensing or collaborative agreements with large and established companies.

We believe that the principal competitive factors in our PMD market include:

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  the ability to offer continuous, long-term, ambulatory monitoring capabilities combined with convenient and timely delivery of relevant information to the physician;

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  product reliability and performance, particularly relating to recording, retaining and reporting relevant data;

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  patient compliance and ease of use;

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  product cost and reimbursement;

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  focused organization, dedicated to the success of implantable diagnostics and monitoring;

  •
  the ability to deliver a broad line of products that will cover a range of co-morbidities common in patients with CVD; and

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  customer service and support and comprehensive education for patients and physicians.

We believe that our PMD products compete favorably based upon our Sleuth platform's ability to provide a continuous, long-term, ambulatory monitoring system that minimizes patient compliance and physician involvement and that provides relevant event data to guide diagnosis and treatment.

Our DSI Division Competition.    Competition in the animal research telemetry and data acquisition and analysis markets is highly fragmented. We believe that the vast majority of our DSI division's direct competitors are small, private companies such as Integrated Telemetry Services (a joint venture of Konigsberg Instruments, Data Integrated Scientific Solutions and RMISS Consulting). We believe that these smaller competitors generally have far fewer employees and limited access to capital, product lines and distribution capabilities relative to our DSI division.

We believe that the principal competitive factors in the market served by our DSI division include:

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  technological leadership;

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  breadth of product offerings at various price points;

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  availability of products that allow for integrated monitoring and signal analysis solutions on a variety of species;

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  manufacturing quality;

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  sales and technical support;

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  product offerings that assist in compliance with government animal welfare initiatives as well as the humane care and reduction of use of animals in biomedical research; and

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  strength of existing customer relationships.

We believe our DSI products compete favorably based upon our established position as a market technology and quality leader, the breadth of our offerings, our ability to offer integrated monitoring solutions and our customer support functions.

Manufacturing

We manufacture products for both our PMD and DSI divisions at a St. Paul, Minnesota facility, which includes approximately 10,000 square feet of manufacturing space. We also have a small manufacturing operation at our facility in Valley View, Ohio, which includes approximately 1,000 square feet of manufacturing space. Because our PMD manufacturing operations must comply with FDA regulations, our manufacturing operations are physically separated to maintain clear segregation between human use PMD products and non-human use DSI products.

The DSI manufacturing operation is a mature operation that has been producing products for over 20 years. Sterile packaging of implants is performed in a 1,000 square foot class 10,000 clean room, while manufacture of pressure sensing catheters is performed in several Class 10 isolation chambers located within the clean room space. Although only certain portions of the DSI manufacturing process require clean room operations, cleanliness is tightly controlled throughout the process. The implantable devices are hand-assembled miniature electro-mechanical assemblies packaged into a semi-hermetic enclosure and sterilized. The external instrumentation consists primarily of an outsourced printed circuit assembly and various electro-mechanical components assembled into an enclosure.

The PMD manufacturing operation produces the devices in our Sleuth product line. The implanted component is manufactured in an FDA registered, QSR compliant and EN13485 certified 3,000 square foot Class 10,000 clean room and is a miniature electro-mechanical assembly packaged hermetically inside a titanium enclosure, sealed and sterilized. Newer technologies are used to manufacture the implanted component, including laser welding, resistance welding and laser etching. Final assembly, testing and packaging of the PDM and other external system components are performed at our manufacturing facility. Outsourcing of components, subassemblies and certain manufacturing processes has been carefully planned in order to minimize cycle time and inventories, maximize use of resources, manage cost of goods and maximize quality.

DSI and PMD products each include purchased components, sub-assemblies and materials. We purchase certain components and materials from single sources due to design requirements, quality requirements, cost considerations or constraints resulting from regulatory requirements. In the event that suppliers of these materials discontinue the manufacture of such components, we may need to purchase and store large quantities or qualify a substitute part for use in our manufacturing process. To that end, we cannot be certain that components we currently use to build products will exist in the future. This may cause us to divert critical resources toward product redesign, resulting in lost opportunities from new products and delays in delivery of existing products. Although we have been faced with this situation for the past several years, we have never experienced a delay in delivery of existing product as a result of this issue as a result of vigilance within our materials management function to carry buffer inventories of key sole source materials

In the future, the new products we bring to market will incorporate a higher percentage of outsourced subassemblies. As we increase our reliance on outside suppliers, we will seek to continue to enhance the capabilities of our supplier quality and materials procurement function in order to assure that we maintain a reliable supply of high-quality materials.

We plan to move into a larger facility, including approximately 20,000 square feet of manufacturing space, in the first quarter of fiscal 2009. Given expected efficiencies in scale-up, we anticipate that this space will support our growth for several years.

Patents and Intellectual Property

Protection of our intellectual property is important to our ability to compete. We rely on a combination of patent, copyright and other intellectual property laws, trade secrets, nondisclosure agreements and other measures to protect our proprietary rights. As of September 28, 2007, we hold 27 issued U.S. patents, mainly relating to our implantable pressure sensing technologies, and have 73 U.S. patent applications pending, mostly relating to specific aspects of our Sleuth product line. We believe it will take up to four years, or possibly longer, for these pending U.S. patent applications to result in issued patents, if at all. Our issued patents expire between 2008 and 2024. As of September 28, 2007, we hold 26 granted patents and have 18 patent applications pending outside of the United States, corresponding to aspects of our U.S. patents and applications. In addition, as of September 19, 2007, we hold 13 registered U.S. trademarks, and have 10 U.S. trademark applications pending and outside of the United States we hold 13 registered trademarks and have 12 trademark applications pending.

Together, our patents are for aspects of our implantable pressure and flow monitoring technologies. Our patent applications mainly cover pressure sensing, flow sensing and specific future aspects of our Sleuth product line. We believe that our patent position provides us with the right to exclude others from making, using or selling products that duplicate our current commercial products, or that incorporate certain aspects of our proposed future products. However, our patent applications may not result in issued patents, and we cannot assure you that any patents that have issued or might issue will be broad enough to protect our intellectual property rights sufficiently to prevent competitors from emulating our products. Furthermore, we cannot assure you that all of our patents will be upheld if asserted against third parties. Any patents issued to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, or prevent effective competition, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on assertions of patent infringement. We are aware of numerous patents issued to third parties that relate to the manufacture and use of implantable medical devices. The owners of each of these patents could assert that the manufacture, use or sale of our products infringes one or more claims of their patents. Each of these patents contains multiple claims, any one of which may be independently asserted against us. There may be patents of which we are presently unaware that relate to aspects of our technology that could materially and adversely affect our business. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that materially and adversely affect our business.

Any adverse determination in litigation or interference proceedings to which we are or may become a party relating to patents could subject us to significant liabilities to third parties or require us to seek licenses from other third parties. Furthermore, if we are found to willfully infringe third-party patents, we could, in addition to other penalties, be required to pay treble damages and third-party attorneys' fees. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement and any redesign may not receive FDA approval in a timely manner if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could result in injunctions which could prevent us from manufacturing and selling our products involved, and which would have a significant adverse impact on our business.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also generally require confidentiality or material transfer agreements from third parties that receive our confidential data or materials. We cannot provide any assurance that employees and third parties will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary.

Research and Development

Since inception, we have devoted a significant amount of resources to develop our technology platform. Our research and development expenses were $12.6 million in fiscal 2005, $16.6 million in fiscal 2006 and $20.8 million in fiscal 2007. We expect our research and development expenditures to increase as we continue to devote significant resources to developing and seeking regulatory approval for additional products in our PMD division and as we continue to pursue development projects in our DSI division.

Government Regulation

Medical Device Regulation.    The Federal Food, Drug, and Cosmetic Act, or FDCA, and the FDA's implementing regulations, govern medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, and post-market surveillance. Medical devices and their manufacturers are also subject to inspection by the FDA. The FDCA, supplemented by other federal and state laws, also provide civil and criminal penalties for violations of its provisions. Both our DSI and PMD divisions manufacture and market medical devices that are regulated by the FDA, comparable state agencies and regulatory bodies in other countries.

Our DSI products are intended for use in laboratory animals. As a result, the FDA does not require premarket approval or clearance for our DSI products, nor does it require us to register and list our DSI products. However, the FDA may take appropriate regulatory action if our DSI products are misbranded or adulterated.

Our PMD products are intended for use in humans, and are therefore subject to more comprehensive, extensive and ongoing regulation than the products sold by our DSI division. Unless an exemption applies, each PMD medical device we wish to commercially distribute in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization are premarket notification (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization applicable to a device — 510(k) clearance or PMA approval — is generally linked to classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device's safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA's current good manufacturing practice requirements, as reflected in its Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or postmarket surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls, and include life-sustaining, life-supporting, or implantable devices, and devices not "substantially equivalent" to a device that is already legally marketed.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. The PMA approval process is generally more stringent, time-consuming and expensive than the 510(k) clearance process.

To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification (or 510(k)) to the FDA demonstrating that the device is "substantially equivalent" to a predicate device legally marketed in the United States. A device is substantially equivalent if, with respect to the predicate device, it has the same intended and (1) the same technological characteristics, or (2) has different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, will require a new 510(k) clearance or (if the device as modified is not substantially equivalent to a legally marketed predicate device) PMA approval. While the determination as to whether new authorization is needed is initially left to the manufacturer, the FDA may review this determination and evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

We received 510(k) clearance to market our Sleuth ECG System in the United States on October 1, 2007 for monitoring patients with clinical syndromes or situations at increased risk of cardiac arrhythmias and patients who experience transient symptoms that may suggest a cardiac arrhythmia. We believe that clinical trial data was not required for us to receive 510(k) clearance to market our Sleuth ECG System, but we did provide the FDA with data from the observational clinical study we are conducting in Panama in an effort to give the FDA current and complete information regarding our Sleuth ECG System during the 510(k) clearance process. This data, along with non-clinical data (such as data pertaining to bench and animal performance testing) and the system's intended use, technological characteristics, labeling, biocompatibility, electrical safety and sterilization, were considered by the FDA in determining to grant 510(k) clearance to market our Sleuth ECG System. We expect that future applications for our technology will also be subject to the 510(k) clearance process, but cannot be certain that the FDA will not subject any future products to additional clinical trials or the more rigorous, more costly and lengthier PMA process.

A PMA application requires the payment of significant User Fees, and must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

  •
  our systems may not be safe or effective to the FDA's satisfaction;

  •
  the data from our preclinical studies and clinical trials may be insufficient to support approval;

  •
  the manufacturing process or facilities we use may not meet applicable requirements; and

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  changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter, or an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution, or use of the device as a condition of approval, or impose post approval requirements such as continuing evaluation and periodic reporting on the safety, efficacy and reliability of the device for its intended use.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites.

FDA approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by FDA (and by governing institutional review boards when appropriate) prior to implementation.

All clinical trials must be conducted in accordance with regulations and requirements collectively known as Good Clinical Practice (GCP). GCPs include the FDA's IDE regulations, which describe the conduct of clinical studies with medical devices, including the recordkeeping, reporting and monitoring responsibilities of sponsors and investigators, and labeling of investigation devices. They also prohibit promotion, test marketing, or commercialization of an investigational device, and any representation that such a device is safe or effective for the purposes being investigated. GCPs also include FDA's regulations for institutional review board approval and for protection of human subjects (informed consent), as well as disclosure of financial interests by clinical investigators.

Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a premarket notification for numerous reasons, including, but not limited to, the following:

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  the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial (or a change to a previously approved protocol or trial that requires approval), or place a clinical trial on hold;

  •
  patients do not enroll in clinical trials or follow up at the rate expected;

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  patients do not comply with trial protocols or experience adverse side effects;

  •
  institutional review boards and third-party clinical investigators may delay or reject our trial protocol or changes to our trial protocol;

  •
  third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, investigator agreements, good clinical practices or other FDA requirements;

  •
  third-party organizations do not perform data collection and analysis in a timely or accurate manner;

  •
  regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

  •
  changes in governmental regulations or administrative actions;

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  the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

  •
  the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

  •
  establishment registration and device listing;

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  the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures;

  •
  labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;

  •
  medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur; and

  •
  corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health.

Also, the FDA may require us to conduct postmarket surveillance studies or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA enforces regulatory requirements by conducting periodic, announced and unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

  •
  warning letters or untitled letters;

  •
  fines and civil penalties;

  •
  unanticipated expenditures;

  •
  delays in clearing or approving or refusal to clear or approve products;

  •
  withdrawal or suspension of FDA approval;

  •
  product recall or seizure;

  •
  orders for physician notification or device repair, replacement, or refund;

  •
  production interruptions;

  •
  operating restrictions;

  •
  injunctions; and

  •
  criminal prosecution.

We and our contract manufacturers, specification developers and suppliers are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business.

Fraud and Abuse.    Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the FDCA, federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, these laws require us to screen individuals and other companies, suppliers and vendors in order to ensure that they are not "debarred" by the federal government and therefore prohibited from doing business in the health care industry. The association or conduct of business with a "debarred" entity could be detrimental to our operations and result in a negative impact on our business.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal health care program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for health care items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services.

Voluntary industry codes, federal guidance documents and a variety of state laws address the tracking and reporting of marketing practices relative to gifts given and other expenditures made to doctors and other health care professionals. In addition to impacting our marketing and educational programs, internal business processes will be affected by the numerous legal requirements and regulatory guidance at the state, federal and industry levels.

If our operations are found to be in violation of any of the laws described above or other applicable state and federal fraud and abuse laws, we, as well as our employees, may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government health care programs, and the curtailment or restructuring of our operations. Individual employees may need to defend such suits on behalf of us or themselves, which could lead to significant disruption in our present and future operations. We cannot assure you that we will be able to comply with the above laws and regulations.

International Regulation.    International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, the United States, Canada and various other industrialized countries. The primary regulatory environment in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of submission of a design dossier, self-assessment by the manufacturer, a third-party assessment and, review of the design dossier by a "Notified Body." This third-party assessment generally consists of an audit of the manufacturer's quality system and manufacturing site as well as review of the technical documentation used to support application of the CE mark to one's product and possibly specific testing of the manufacturer's product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union.

In order to obtain approvals necessary to market our initial Sleuth ECG System in the European Union, we would be required to implement certain design changes required by EU regulations relating to long-range wireless data transmission. Although we believe that these design changes are not significant, we have determined, as a part of our product development and regulatory strategy, not to implement the changes in the initial version of the Sleuth ECG System and not to market this product internationally. We instead intend to include the design changes in our Sleuth AT system and to submit a design dossier in support of being able to apply the CE mark to that version of our system and to future PMD products. Outside of the European Union, regulatory approval needs to be sought on a country-by-country basis in order for us to market our products.

Other Regulations.    Products in both our PMD and DSI divisions are subject to regulations relating to wireless transmission and recycling and waste reduction measures.

Wireless Transmitter Regulation.    Our wireless transmitter products are subject to varying degrees of regulation by the FCC in the United States. Although our PMD and DSI products have received required FCC clearances, we will need to secure approvals from the FCC and to comply with other applicable FCC regulations in the future, all of which would be preconditions to lawful commercialization of the our products in the United States. We face similar but not necessarily identical regulatory requirements for commercialization of our products in the majority of other jurisdictions worldwide. Our transmitter products may be subject to regulation in such countries similar to that of the FCC and may require approval to assure that they will not cause interference with other authorized radio communications. Europe currently requires compliance with the Radio & Telecommunications Terminal Equipment Directive (the R&TTE Directive) as well as the Active Implantable Medical Device Directive (AIMDD).

European Recycling and Hazardous Waste Regulations.    New requirements in the European Union and other jurisdictions have come into force or are coming into force regarding the (i) restriction of the use of certain hazardous substances in certain electrical and electronic equipment, and (ii) recycling, treatment, disposal and other obligations relating to such products. In the European Union, these requirements are known as the Directive on the Restriction of the Use of Certain

Hazardous Substances in Electrical and Electronic Equipment (the RoHS Directive) and the Waste Electrical and Electronic Equipment Directive (the WEEE Directive). We believe that our PMD and DSI products are exempt from the WEEE Directive and from the RoHS Directive. However, notwithstanding our belief that we do not have a compliance obligation, one or more jurisdictions could disagree with our conclusion. If we or any of our suppliers fail to comply with these requirements, we could face fines or penalties and sales of our products could be prohibited in certain jurisdictions. Finally, it is also possible but unlikely that legal or customer requirements could require us to re-design certain of our products, which could be costly.

Third-Party Reimbursement and Pricing

The availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. The commercial success of our PMD products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our products and our monitoring services. Third-party coverage may be particularly difficult to obtain if our systems are not approved by the FDA. Medicare, Medicaid, health maintenance organizations and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide adequate payment for our products. In order to position our device for acceptance by third-party payers, we may have to agree to a lower net sales price than we might otherwise charge. The continuing efforts of governmental and commercial third-party payers to contain or reduce the costs of health care may limit our revenue.

The Sleuth ECG System has been cleared for marketing in the United States and the device and its implantation have received favorable third-party reimbursement for diagnosis of patients with unexplained syncope. Currently, the data review services that we provide as a part of our monitoring solution are reimbursed under an unlisted code, pending new code publications expected in 2009. There is no assurance that reimbursement will be available under this unlisted code or future codes, and the loss of reimbursement would materially impact the business model of our PMD division. Also, although we anticipate that the Sleuth ECG System will be reimbursed for use in patients having a history of syncope, we cannot be certain that use of our products will be reimbursed for any other indication, or that government and other third-party payers will provide adequate coverage and reimbursement for Sleuth AT, Sleuth AF or any future products in our PMD division.

In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed health care in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of health care services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.

Employees

As of September 30, 2007, we had 286 employees, of which 83 employees are engaged in research and development, 89 are engaged in manufacturing, 23 are engaged in clinical, regulatory and quality assurance, 65 in sales and marketing and 26 are engaged in general and administrative functions. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.

Facilities

We currently lease approximately 23,500 square feet in St. Paul, Minnesota, which includes a research and development laboratory, manufacturing space, storage and general administration offices. This lease expires on June 14, 2008. We also currently lease a second facility in St. Paul, Minnesota consisting of approximately 22,700 square feet and sublease an additional 13,000 square feet, which includes a warehouse, research and development lab and general office space. This lease expires on December 31, 2008 and the sublease expires on December 31, 2007. We are in negotiations to enter into a new lease to replace the sublease and remain in effect until we take occupancy of our new facility as described below. In connection with our Ponemah acquisition in February 2006 we assumed a lease for a facility in Valley View, Ohio consisting of approximately 15,000 square feet, which includes general offices, warehouse storage and light manufacturing and assembly. This lease expires on August 31, 2010.

Although our existing facilities are adequate to meet our immediate needs, we anticipate requiring additional office and manufacturing space to accommodate our business in the near term. To accommodate these needs, we expect to combine our two facilities in St. Paul into a newly constructed, centralized space in the first quarter of fiscal 2009. To this end, we have executed a build-to-suit lease to construct a new facility in St. Paul, Minnesota consisting of approximately 116,000 square feet, which will include a warehouse, research and development lab and general office space. The lease will include a multi-year option to lease an adjacent parcel of land and to cause the landlord to construct a second facility to accommodate future growth possibilities. We expect construction to be completed in September 2008 and we expect to start using the new facility immediately upon completion.

Legal Proceedings

We are not party to any material pending or threatened litigation.

MANAGEMENT

Executive Officers and Directors

The name, age and position of each of our directors and executive officers as of September 30, 2007 are as follows:

Name	Age	Position
Brian P. Brockway	54	Chairman of the Board, President and Chief Executive Officer
Charles T. Coggin	57	Vice President, Chief Financial Officer and Secretary
Lance H. Wallin	47	General Manager, DSI Division
Nestor Jaramillo	50	Vice President of Sales and Marketing, PMD Division
Jay G. Johnson	43	Vice President of Research and Development
Perry A. Mills	54	Vice President and Chief Technology Officer
Angela Raun	54	Vice President of Regulatory Affairs and Quality Assurance
Dennis H. Crane	48	Vice President of Clinical Affairs
Victor Fabano	45	Vice President of Manufacturing Operations
Brent K. Ahrens	44	Director
Michael Berman	49	Director
Brian E. Chee	41	Director
K. James Ehlen, M.D.	63	Director
B Kristine Johnson	55	Director
Richard J. Nigon	59	Director

Brian P. Brockway is one of our co-founders and has served as our President, Chief Executive Officer and Chairman since September 1984. Prior to founding Transoma, Mr. Brockway was employed by Cardiac Pacemakers, Inc. (currently the Cardiac Rhythm Management Division of Boston Scientific) as a senior design engineer. Mr. Brockway is named as an inventor on more than 20 patents in the field of implantable medical devices and has co-authored more than 25 publications in the fields of bioengineering and medicine. Mr. Brockway has served as chairman of the board of Minnesota Project Innovation and of the Industrial Advisory Board of the University of Minnesota Electrical Engineering Department. Mr. Brockway currently serves on advisory boards for the Physiology Department and the Computer and Electrical Engineering Department at the University of Minnesota. Mr. Brockway holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering from the University of Minnesota.

Charles T. Coggin has served as our Vice President and Chief Financial Officer since June 1997 and Secretary since December 2001. Mr. Coggin was our Vice President of Operations and Finance from September 1989 to June 1997. Mr. Coggin's employment prior to Transoma Medical included six years at KPMG LLP, where he was a Senior Manager. Mr. Coggin also served as an adjunct faculty member at the Graduate School of Business at the University of St. Thomas from 1987 to 2000. Mr. Coggin holds a B.A. in Economics from the State University of New York at Cortland and an M.B.A. from the University of Michigan.

Lance H. Wallin has served as General Manager of the DSI Division since October 2004. From 2002 to 2004, Mr. Wallin was Vice President of Marketing for Urologix, Inc. From 1991 to 2002, Mr. Wallin was employed by Medtronic, Inc. in various sales and marketing positions including Director of Marketing for the Cardiac Surgery Technologies, Heart Failure Management and Asia Pacific Cardiac Rhythm Management (CRM) Divisions. Mr. Wallin has a B.A. from Carleton College and an M.B.A. from the Wharton School of Business.

Nestor Jaramillo has served as our Vice President of Sales and Marketing for the PMD Division since July 2006. From October 2005 to July 2006, Mr. Jaramillo served as Vice President of Marketing for the Atrial Fibrillation Division of St. Jude Medical, Inc. and between July 1982 and October 2005, Mr. Jaramillo served in various capacities at Medtronic, Inc., including sales and marketing positions in Europe for the Cardiac Surgery and CRM Division; Vice President of Global Marketing for the CRM Division; and Vice President of Sales for the Great Lakes Region of the CRM Division. Mr. Jaramillo holds a B.S. in Electrical Engineering from the University of North Dakota and an M.B.A. from the University of St. Thomas.

Jay G. Johnson has served as our Vice President of Research and Development since March of 2004. From 1987 to 2004, Mr. Johnson served in various capacities at Smiths Medical Deltec, Inc. including Product Development Director of the Diabetes Division, Senior Manager of the Diabetes Division, Product Development Manager and Program Management positions. Mr. Johnson holds a B.S. in Mechanical Engineering from the University of Minnesota.

Perry A. Mills is one of our co-founders and has served as our Vice President and Chief Technology Officer since August 1999. Mr. Mills was our Vice President of Research and Development from September 1984 to August 1999 and a director from November 1990 to January 2002. Mr. Mills holds a Bachelor of Science in Electrical Engineering from the University of Minnesota and an M.S. in Electrical Engineering from the Illinois Institute of Technology.

Angela Raun has served as our Vice President of Regulatory Affairs since November 2006 and has added responsibility for Quality Assurance as of March 2007. From January 1996 to October 2006, Ms. Raun served in various capacities at Boston Scientific, Inc., including Director of Regulatory Affairs for the Cardiovascular Division. Ms. Raun holds a B.A. in Biology from St. Olaf College and an M.S. in Public Health from the University of Minnesota.

Dennis H. Crane has served as our Vice President of Clinical Affairs since September 2005 and as our Director of Clinical Affairs from April 2003 to September 2005. From March 2000 to February 2003, Mr. Crane served as Director of Clinical Affairs for Boston Scientific Scimed. Mr. Crane received a B.S. in Biomedical Engineering from Case Western Reserve University.

Victor Fabano has served as our Vice President of Manufacturing Operations since September 2000. Mr. Fabano served as our Vice President of Research and Development from March 2002 to November 2003. Mr. Fabano's employment prior to Transoma Medical included six years at Boston Scientific/Scimed where he was an operations manager. Mr. Fabano holds a B.S. in Mechanical Engineering from the University of North Dakota.

Brent K. Ahrens has served on our board of directors since January 2004. Mr. Ahrens is currently a General Partner of Canaan Partners, a venture capital firm and has served in various capacities at Canaan Partners since July 1999. Mr. Ahrens currently serves on the board of directors of several private companies and previously served on the boards of DexCom Inc., a publicly held company, and Peninsula Pharmaceuticals, Cerexa and Revivant, each a privately held company. Mr. Ahrens received a B.S. and an M.S. from the University of Dayton and an M.B.A. from the Amos Tuck School of

Business at Dartmouth College. Mr. Ahrens is also a Professional Engineer and an alumnus of the Kauffman Fellows Program. Recently, Mr. Ahrens was included in the 2006 Forbes Midas List, a prominent listing of dealmakers in high-tech and life sciences.

Michael Berman has served on our board of directors since August 2001. Mr. Berman is a medical device investor/entrepreneur and currently serves on the boards of several emerging medical-device companies. From 1995 to 2000, Mr. Berman served as President of Boston Scientific's cardiology business and from 1997 to 2000 Mr. Berman was a member of Boston Scientific's executive committee. Mr. Berman is also a Venture Partner in the Israeli venture capital firm Israel Seed Partners. Mr. Berman holds a B.S. in Industrial and Labor Relations and an M.B.A. from Cornell University.

Brian E. Chee has served on our board of directors since January 2002. Since April 1998, Mr. Chee has served as a General Partner of Polaris Venture Partners, a national venture capital firm that invests in seed, early stage and growth equity businesses. Mr. Chee joined Polaris in August 1996 and focuses on investments in health care and medical technology. Prior to Polaris, Mr. Chee served as Captain in the United States Army Corps of Engineers, during which time he received the Bronze Star and the Army Commendation Medal with valor for service during the Gulf War. Mr. Chee currently serves on the boards of directors of several private companies. Mr. Chee holds a B.S. from the United States Military Academy at West Point and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

K. James Ehlen, M.D.    has served on our board of directors since July 2003. Dr. Ehlen has served as Chairman and Chief Executive Officer of Physicians Health Plan, Chief Executive Officer of Medica, President of the Allina Health System and Chief Medical Officer of Humana. Dr. Ehlen has also served as Chairman of both the Health Forum Board and the VHA Foundation Board. Dr. Ehlen is currently a member of the boards of directors of several health care companies including, Respirtech, Angeion and Health Fitness Corporation. Dr. Ehlen holds a B.A. in Psychology and an M.D. from the University of Minnesota. Dr. Ehlen is a board certified physician in the fields of internal medicine and endocrinology.

B. Kristine Johnson has served on our board of directors since September 2006. Since January 2000, Ms. Johnson has served as a general partner at Affinity Capital. From 1982 to 1999, Ms Johnson was employed at Medtronic, Inc. where she held several executive positions, including Senior Vice President and Chief Administrative Officer and President and General Manager of Medtronic's Vascular business and Tachyarrhythmia Management business. Prior to Medtronic, Ms. Johnson spent nine years in various executive positions at Cargill, Inc. Ms. Johnson received a B.A. degree from St. Olaf College. Ms. Johnson serves on the boards of directors of several Affinity portfolio companies as well as other for-profit and non-profit organizations. Ms. Johnson is also a member of the board of directors of Piper Jaffray Companies, the sole stockholder of Piper Jaffray & Co., one of the underwriters in this offering.

Richard J. Nigon has served on our board of directors since June 2006. Mr. Nigon is President of Cedar Point Capital, Inc., a private company formed in May 2007 that raises capital for early stage companies. Mr. Nigon previously served as Managing Director of Private Placements for Stifel Financial Corp. from December 2006 to May 2007. Mr. Nigon was Executive Vice President and Director of Corporate Finance of Miller Johnson Steichen Kinnard, Inc., an investment banking firm, from February 2001 to December 2006 (when Miller Johnson Steichen Kinnard was acquired by Stifel Financial Corp.) and Senior Vice President and Chief Financial Officer of Dantis, Inc. from January 2000 to February 2001. Mr. Nigon was a certified public accountant at Ernst & Young LLP from 1970 to February 2000 and served as partner from 1981 to 2000. Mr. Nigon received a B.A. degree in Economics and Accounting from Saint Johns University. Mr. Nigon currently is a member of the board of directors of Restore Medical, Inc., Vascular Solutions, Inc., and Virtual Radiologic Corporation, each a publicly-traded company.

Board Composition

Our bylaws provide that we shall not have more than nine directors, which number shall be determined from time to time by the board of directors. Our board of directors currently consists of seven members. Each director is appointed by our board of directors or elected at a meeting of stockholders and serves until our next annual meeting or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. In the event of a board vacancy, a majority of the directors remaining in office, or a sole remaining director, will select a new director to fill the vacancy, unless the board of directors determines that the stockholders should elect a director to fill the vacancy.

Pursuant to a voting agreement among us and certain of our stockholders, investors affiliated with Polaris Venture Partners, of which Mr. Chee is an affiliate, Canaan Partners, of which Mr. Ahrens is an affiliate, and Affinity Capital, of which Ms. Johnson is an affiliate, each have the right to designate a representative to our board of directors. Pursuant to a separate agreement, Mr. Brockway and Mr. Mills have a contractual right to jointly appoint one individual to observe the meetings of our board of directors. Messrs. Brockway and Mills have appointed Mr. Mills to serve as an observer pursuant to this agreement. Upon the completion of this offering, these agreements will terminate and no stockholders will have any contractual rights regarding the election of our directors or the ability to appoint individuals to observe meetings of our board of directors.

Our board of directors has determined that six of our seven directors are independent directors, as defined under the applicable regulations of the SEC and under the applicable rules of the Nasdaq Stock Market, Inc. The independent directors are Messrs. Ahrens, Berman, Chee and Nigon, Dr. Ehlen and Ms. Johnson. Upon the closing of this offering, Mr. Berman will serve as our lead independent director.

Effective upon the closing of this offering, we will divide our board of directors into three classes who will serve in staggered three-year terms, as follows:

  •
  Class I will consist of Ms. Johnson and Mr. Chee. The terms of our Class I directors will expire at our annual meeting of stockholders to be held in 2008.

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  Class II will consist of Dr. Ehlen and Messrs. Nigon and Ahrens. The terms of our Class II directors will expire at our annual meeting of stockholders to be held in 2009.

  •
  Class III will consist of Messrs. Brockway and Berman. The terms of our Class III directors will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election or until their successors are duly elected and qualified. If we increase the number of board positions, we will distribute the additional directorships between the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Under Delaware law, where there is a classified board of directors, a director may be removed only for cause, unless the corporation's certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and bylaws provide that a director may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of the then outstanding shares of capital stock entitled to vote in an election of directors voting together as a single class. See "Description of Capital Stock — Anti-Takeover Provisions."

Board Committees

Our board of directors has designated an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, from time to time, the board of directors may designate special committees when necessary to address specific issues.

Audit Committee.    The audit committee of our board of directors is a standing committee of, and operates under a written charter adopted by, our board of directors. Our audit committee currently consists of Ms. Johnson, Dr. Ehlen and Mr. Nigon. Mr. Nigon serves as the chair of this committee. Each member of our audit committee satisfies the Nasdaq independence standards and the independence standards of Rule 10A-3(b)(1) of the Securities Exchange Act. Our board of directors has determined that each member of our audit committee possesses the financial qualifications required of audit committee members set forth in the rules and regulations of the Nasdaq and under the Securities Exchange Act. Our board of directors also determined that Mr. Nigon is an audit committee financial expert as defined under the applicable rules of the SEC. In making this determination, our board of directors considered Mr. Nigon's previous employment experience, including eighteen years as an audit partner at Ernst & Young LLP, and his experience as a director of other public companies.

The functions of our audit committee include, among other things:

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  reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

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  evaluating the qualifications, independence and performance of our independent registered public accounting firm;

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  reviewing and monitoring the integrity of our financial statements;

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  reviewing and approving all related-party transactions;

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  reviewing with our independent registered public accounting firm and management the performance of our internal audit function, financial reporting process, systems of internal controls over financial reporting and disclosure controls and procedures; and

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  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Our independent registered public accounting firm and other key committee advisors have regular contact with our audit committee. Following each committee meeting, the audit committee reports to the full board of directors.

Compensation Committee.    The compensation committee of our board of directors is a standing committee of, and operates under a written charter adopted by, our board of directors. Our compensation committee currently consists of Ms. Johnson and Messrs. Berman and Chee.

Ms. Johnson serves as the chair of this committee. The functions of this committee include, among other things:

  •
  recommending the annual compensation packages, including base salaries, incentive compensation, deferred compensation and stock-based compensation, for our executive officers;

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  recommending cash incentive compensation plans and deferred compensation plans for our executive officers, including corporate performance objectives;

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  administering our stock incentive plans, and, subject to board approval in the case of executive officers, approving grants of stock, stock options and other equity awards under such plans; and

  •
  reviewing and making recommendations regarding the terms of employment agreements for our executive officers.

All compensation committee recommendations regarding compensation to be paid or awarded to our executive officers are subject to approval by a majority of the independent directors serving on our board.

Our chief executive officer may not be present during any board or committee voting or deliberations with respect to his compensation. Our chief executive officer may, however, be present during any other voting or deliberations regarding compensation of our other executive officers, but may not vote on such items of business.

Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee of our board of directors is a standing committee of, and operates under a written charter adopted by, our board of directors. Our nominating and corporate governance committee currently consists of Messrs. Ahrens, Berman and Nigon. Mr. Berman serves as the chair of this committee. The functions of this committee include, among other things:

  •
  identifying individuals qualified to become members of the board of directors;

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  recommending director nominees for each annual meeting of stockholders and director nominees to fill any vacancies that may occur between meetings of the stockholders; and

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  reviewing and updating our corporate governance standards and performing those functions specified therein and in the committee charter.

Compensation Committee Interlocks and Insider Participation.    During fiscal 2007, our compensation committee consisted of Ms. Johnson and Messrs. Berman and Chee. No member of our compensation committee has at any time since our inception been an officer or employee of our company or any of its subsidiaries and none has any related party transaction relationships with our company of a type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2007.

DIRECTOR COMPENSATION

Summary of Cash and Other Compensation for Non-Employee Directors

Our directors who are affiliated with the venture capital firms that invested in us prior to this offering do not receive cash compensation or equity incentives in connection with their service as directors. Because of this, Ms. Johnson and Messrs. Ahrens and Chee are omitted from the table below. Our directors who are not affiliated with the venture capital firms that invested in us prior to this offering receive cash compensation and have also received stock option grants in connection with their service as directors.

The following table provides summary information concerning the compensation of each individual who served as a director during the fiscal year ended June 30, 2007, other than those directors affiliated with the venture capital firms that invested in us prior to this offering and Brian P. Brockway, our President and Chief Executive Officer. Mr. Brockway's compensation is set forth below in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)(3)		All Other Compensation(4)	Total
Michael Berman	$4,313	15,973		$4,221	$24,507
K. James Ehlen, M.D.	7,540	1,199		—	8,739
Richard J. Nigon	16,500	23,657	(6)	3,000	43,157

(1)
The value of options in this table includes (a) the dollar amount we recognized for financial statement reporting purposes in accordance with FAS 123(R) for stock options granted in fiscal 2007 and (b) the dollar amount that we would have recognized for financial statement reporting purposes in fiscal 2007 under the modified prospective transition method in accordance with FAS 123(R) for awards of stock options granted prior to fiscal 2007. For a discussion of valuation assumptions and additional FAS 123(R) disclosures, see Note 10(b) to our consolidated financial statements regarding stock compensation beginning at page F-23 of this prospectus. The value of options in this table includes the compensation cost for fiscal 2007 of option awards granted in and prior to fiscal 2007.
(2)
The aggregate number of shares subject to outstanding option awards held by each of the directors listed in the table above as of June 30, 2007 was as follows: Mr. Berman 330,000 shares, Dr. Ehlen 100,000 shares and Mr. Nigon 75,000 shares.
(3)
One third of the shares subject to each option award vest after the first year and the remaining shares vest evenly at the end of each quarter over the remaining two years.
(4)
Reflects payments to Mr. Berman and Mr. Nigon for services performed as consultants. As described in more detail below, Mr. Berman was compensated at a fixed rate of $1,500 per eight hour day for services provided to us as a consultant during fiscal 2007.
(6)
The grant date fair value of the option award granted to Mr. Nigon, who was the only non-employee director who received an option grant during fiscal 2007, was $56,808.

Current Compensation of Non-Employee Directors

The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. Messrs. Berman and Nigon and Dr. Ehlen currently have consulting agreements with us pursuant to which we pay them a fixed rate for their services as directors. These consulting agreements contain non-disclosure, inventions transfer and non-competition covenants.

Below is a summary of the compensation provisions of the consulting agreements we have with our non-employee directors as of the fiscal year ended June 30, 2007. We plan to cancel the consulting agreements with Dr. Ehlen and Messrs. Berman and Nigon effective upon the closing of this offering.

  •
  Consulting Agreement with Mr. Berman. We entered into a consulting agreement with Mr. Berman on June 28, 2001, which was amended on April 8, 2004. Pursuant to the consulting agreement, we agreed to compensate Mr. Berman for his services as a member of our board of directors at a rate of $1,500 per day. The consulting agreement also provides for certain non-board related services to be provided by Mr. Berman, including advising our management on marketing and sales in our PMD division and on overall corporate strategy. Mr. Berman has been compensated for these non-board related services, at the same fixed rate of $1,500 per day.

  •
  Consulting Agreement with Mr. Nigon. We entered into a consulting agreement with Mr. Nigon on June 20, 2006. Pursuant to the consulting agreement, we agreed to compensate Mr. Nigon for his services as a member of our board of directors at a rate of $2,500 per board meeting, $500 per audit committee meeting and $500 for any other committee meeting.

  •
  Consulting Agreement with Dr. Ehlen. We entered into a consulting agreement with Dr. Ehlen on July 23, 2003. Pursuant to the consulting agreement, Dr. Ehlen agreed to provide services as a board member at a rate of $290 per hour.

We also granted stock options to Messrs. Berman and Nigon and Dr. Ehlen in connection with their service as directors.

  •
  Stock Option Grants to Mr. Berman. In August 2001, Mr. Berman received a stock option to purchase 20,000 shares of our common stock at an exercise price of $0.46 per share. In May 2002, Mr. Berman received a stock option to purchase 160,000 shares of our common stock at an exercise price of $0.23 per share. In December 2004, Mr. Berman received a stock option to purchase 150,000 shares of our common stock in connection with his service as a director at an exercise price of $0.40 per share and vesting quarterly over three years beginning in April 2006. Each of these options was granted in connection with Mr. Berman's service as a director. The options granted in August 2001 and May 2002 are fully vested.

  •
  Stock Option Grant to Mr. Nigon. In August 2006, Mr. Nigon received an option to purchase 75,000 shares of our common stock at an exercise price of $1.39 per share in connection with his service as a director. Of the 75,000 shares, 25,000 shares vested in August 2007 and the remaining 50,000 shares vest in equal quarterly installments over the subsequent two years.

  •
  Stock Option Grant to Dr. Ehlen. In September 2003, Dr. Ehlen received a stock option to purchase 100,000 shares of our common stock in connection with his service as a director at an exercise price of $0.23 per share. In August 2007, we amended this option to bring it into compliance with Section 409A of the Internal Revenue Code. Currently, the 41,375 options that vested prior to January 1, 2005 have an exercise price of $0.23 per share and the 58,625 options that vested after January 1, 2005 have an exercise price of $0.40 per share. This option is fully vested.

Deferred Compensation Agreement with Dr. Ehlen.    As discussed above, our board of directors, other than Dr. Ehlen, raised the exercise price of certain of the stock options that were granted to Dr. Ehlen at a discount to fair market value in order to bring those options into compliance with Section 409A. In connection with the adjustment in the exercise price of those options, we entered into a deferred compensation agreement with Dr. Ehlen that provides for a payment of $9,966 upon the earliest to occur of the following: (a) September 1, 2013, (b) Dr. Ehlen ceases to serve as a member of our board of directors or there is some other "separation from service" as defined in Section 409A of the Internal

Revenue Code, or (c) a "change in control." For purposes of the deferred compensation agreement with Dr. Ehlen, "change in control" means:

  •
  the sale, lease, exchange or other transfer by us of substantially all of our assets;

  •
  any person or entity, including a "firm commitment underwriter," becomes the beneficial owner of 30% or more of the voting power of our outstanding securities or otherwise becomes an affiliate with respect to us as that term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934;

  •
  a merger or consolidation to which we are a party, if our stockholders do not own at least 50% of the voting power of the stock of the surviving corporation;

  •
  our "continuity directors" cease for any reason to constitute at least a majority of our board ("continuity directors" include members of our current board as well as any future director who is nominated or elected to the board with the approval of a majority of directors who themselves are then "continuity directors"); or

  •
  any other change in ownership of our assets that constitutes a change in control under Section 409A of the Internal Revenue Code.

Compensation of Non-Employee Directors upon Closing of the Offering

In August 2007, our board of directors adopted a new cash compensation program for non-employee directors to be effective upon the closing of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, payable in equal quarterly installments, as applicable:

  •
  $10,000 per year for service as a board member and $3,500 for each board meeting attended in person ($1,500 for meetings attended by video or telephone conference);

  •
  $15,000 per year for service as chairman of the audit committee and $7,500 per year for service as a non-chairman member of the audit committee;

  •
  $10,000 per year for service as chairman of the compensation committee and $5,000 per year for service as a non-chairman member of the compensation committee;

  •
  $7,500 per year for service as chairman of the nominating and corporate governance committee and $3,750 per year for service as a non-chairman member of the nominating and corporate governance committee; and

  •
  $5,000 per year for service as the lead independent director.

We will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Additionally, members of our board of directors who are not our employees will receive non-statutory stock options under our 2007 Stock Incentive Plan, which became effective in August 2007. Each non-employee member of our board of directors will, upon the closing of this offering, automatically be granted a non-statutory stock option to purchase 75,000 shares of common stock with an exercise price equal to the fair market value on the end of the first trading day following the listing of our common stock on the Nasdaq Global Market. This initial grant will vest monthly over three years. On the date of each annual meeting of our stockholders beginning in fiscal 2008, each non-employee director will automatically be granted a non-statutory stock option to purchase 30,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock. These annual grants will vest monthly over one year. All stock options granted under our 2007, Stock Incentive Plan will have a term of 10 years. See "Stock Option Awards — 2007 Stock Incentive Plan" for information regarding stock option grants.

Indemnification Agreements

In anticipation of becoming a public company, we entered into agreements with our directors and certain executive officers under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

In the following Compensation Discussion and Analysis, we describe the material elements of the compensation awarded to, earned by or paid to Brian Brockway, our President and Chief Executive Officer, Charles Coggin, our Vice President, Chief Financial Officer and Secretary and Lance Wallin, Jay Johnson and Nestor Jaramillo, our three other most highly compensated executive officers in fiscal 2007.

In the following discussion, we focus primarily on the fiscal 2007 information contained in the tables and related footnotes and narrative discussion but also describe compensation actions taken during other periods to the extent it enhances the understanding of our executive compensation disclosure for 2007. In this discussion, we refer to each individual identified in the tables as a "named executive officer."

Compensation Objectives and Philosophy

The compensation committee of our board of directors designs and makes recommendations regarding our executive compensation program according to the processes and procedures discussed above under the heading "Management — Board Committees." In making these recommendations, the compensation committee primarily seeks to:

  •
  set base and overall compensation at levels that support our efforts to motivate talented executives to join our company, stay employed and perform well;

  •
  provide a total compensation package that is competitive to compensation offered by comparable companies;

  •
  provide compensation schedules that recognize various levels of duties and responsibilities;

  •
  place increasing emphasis on variable compensation in order to reward performance, company growth, business improvement and advancement of long-term strategic initiatives; and

  •
  align the interests of our executives with those of our stockholders.

In order to achieve these objectives, our board and compensation committee make compensation decisions using the following philosophies and principles:

  •
  In assessing the total mix of compensation paid to our executives, we seek to provide base salaries at what we believe to be appropriate and competitive levels, as well the opportunity to earn additional cash compensation based upon achievement of specific performance objectives and long term equity value creation.

  •
  Because we compete for executive talent, we compare our compensation programs with the executive compensation policies, practices and levels at comparable companies, based upon size, geography, complexity and growth profile.

  •
  We consider individual performance and competence as significant factors in setting base cash compensation and in granting equity based compensation, but focus our incentive cash compensation program on division- and company-specific financial and business improvement goals to promote a cohesive, performance-focused culture among our executive team.

  •
  We utilize equity-based awards, currently consisting entirely of stock options, to provide the greatest long term potential value to our named executive officers and to firmly align such executives' interests with those of our stockholders.

Setting Executive Compensation

The compensation committee makes recommendations regarding the elements of executive compensation and determines the level of each element, the mix among the elements and total compensation based upon the objectives and philosophies set forth above, and by considering a number of factors, including:

  •
  each executive's position within the company and the level of responsibility, where a greater percentage of total cash compensation for executives with broader responsibility is available as incentive compensation rather than base salary;

  •
  the skills and experience required by an executive's position;

  •
  the executive's individual experience and qualifications;

  •
  the competitive environment for comparable executive talent having similar experience, skills and responsibilities;

  •
  company performance compared to specific objectives;

  •
  individual and applicable divisional performance measures;

  •
  the executive's current and historical compensation levels;

  •
  the executive's length of service to our company;

  •
  compensation equity and consistency across all executive positions; and

  •
  the executive's existing holdings and rights to acquire equity.

As a means of assessing the competitive market for executive talent, we review competitive compensation data gathered in comparative third-party surveys that we believe to be relevant, considering our size and industry. For fiscal 2007, the compensation committee utilized selected, comparable company survey data prepared by Top Five Data Services, which compared the compensation of executives of over 35 "pre-IPO" life sciences firms of varying sizes. The committee considered this market information, its collective experience with a wide variety of comparable companies and each named executive officer's current compensation level and performance during the prior year in setting fiscal 2007 base salary, annual incentive compensation and equity compensation awards for our named executive officers. Although the committee seeks to recommend executive compensation at levels believed to be competitive within the ranges implied by survey data, the survey data is only one factor in the committee's overall compensation recommendations, and is not used as a stand-alone benchmarking tool. We did not retain a compensation consultant in connection with our fiscal 2007 compensation decisions, but may in the future utilize such services to evaluate the overall effectiveness and competitiveness of our executive compensation programs.

In recommending named executive officer compensation, we consider the tax implications under Sections 162(m) and 409A of the tax code, and compensation expense charges under FASB Statement 123(R), which we implemented beginning in fiscal 2007.

Section 162(m) of the Internal Revenue Code restricts the ability of publicly held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1.0 million per covered officer in any fiscal year. However, this limitation does not apply, among other things, to compensation that is performance-based. We have structured our 2007 Stock Incentive Plan to qualify stock options issued under the plan as performance-based compensation for purposes of Section 162(m). Therefore, compensation earned by our named executive officers upon the exercise of options issued under the plan is not subject to the $1.0 million deduction limitation. The non-performance-based compensation paid to our named executive officers for 2007 did not exceed the $1.0 million limit per officer, and we do not anticipate that the non-performance-based compensation to be paid to our executive officers for fiscal 2008 will exceed that limit.

On October 22, 2004, the American Jobs Creation Act of 2004 became law, implementing Section 409A of the Internal Revenue Code and changing the tax rules applicable to nonqualified deferred compensation arrangements, including certain severance arrangements. We have taken steps to bring our non-qualified deferred compensation plans into good faith compliance with the statutory provisions currently in effect.

Executive Compensation Components for 2007

The principal elements of our executive compensation program for 2007 were:

  •
  base salary;

  •
  annual cash incentive compensation;

  •
  equity-based compensation, in the form of stock options; and

  •
  employment benefits and limited perquisites.

In allocating compensation across these elements, the compensation committee does not follow any strict policy or guidelines. However, consistent with the general compensation objectives and philosophies outlined above, the compensation committee seeks to provide meaningful incentive compensation to our executives, attainable only by achievement of specific performance objectives and long-term equity value creation.

Base Salary.    Base salary is an important element of our executive compensation program as it provides executives with a fixed, regular, non-contingent earnings stream to support annual living and other expenses. As a component of total compensation, we generally set base salaries at levels believed to attract and retain an experienced management team that will successfully grow our business and create stockholder value. We also utilize base salaries to reward individual performance and contributions to our overall business objectives, but seek to do so in a manner that does not detract from the executives' incentive to realize additional compensation through our performance-based compensation programs and stock options.

The compensation committee reviews the chief executive officer's salary at the end of each fiscal year. The committee may recommend adjustments to the chief executive officer's base salary based upon the committee's review of his current base salary, incentive cash compensation and equity-based compensation, as well as his performance and comparative market data obtained from the Top Five survey and based on the compensation committee members' experiences with a wide variety of other venture-based, "pre-IPO" companies.

The compensation committee reviews other executives' salaries at the end of each fiscal year, with input from the chief executive officer. The committee may recommend adjustments to each other named executive officer's base salary based upon the chief executive officer's recommendation and the reviewed executive's responsibilities, experience and performance, as well as comparative market data obtained from the Top Five survey and based on the compensation committee members' experiences with a wide variety of other venture-backed, "pre-IPO" companies.

The information from the Top Five survey was used to establish a market reference point, based on the average compensation of executives with comparable job descriptions and responsibilities. The compensation committee did not benchmark our named executive officers' base salaries against the surveyed companies. Instead, the market reference point was one factor in the compensation committee's analysis, along with performance for both the company (based upon achievement of strategic initiatives) and for each individual executive. Based upon these three factors, the committee may recommend adjustments to base salaries to better align individual compensation with comparative market compensation, to provide merit-based increases based upon individual or company achievement, or to account for changes in roles and responsibilities.

For fiscal 2007, base salaries paid to our named executive officers differed from fiscal 2006 levels as follows:

	Base Salary Paid in Fiscal
Name	2006	2007	% Change
Brian P. Brockway	$253,352	$268,235	5.9%
Charles T. Coggin	161,149	179,582	11.4
Lance H. Wallin	189,138	200,487	6.0
Jay G. Johnson	172,866	179,795	4.0
Nestor Jaramillo(1)	—	190,019	—

(1)
Mr. Jaramillo began his employment with us in July 2006.

The increases in the base salaries for the named executive officers from 2006 to 2007 were based upon a combination of merit related factors (reflecting individual and company performance during fiscal 2006) and relative market considerations. The compensation committee considered such individual performance factors as:

  •
  the executive's knowledge of his position, our business and our customers and his continued development of his technical and leadership skills;

  •
  the executive's ability to communicate effectively across the organization, determine actions that need to be taken and foster an environment of open discussion;

  •
  the executive's efforts to drive innovation and foster positive change within the company;

  •
  the executive's ability to build and maintain successful teams and to coach, recruit and retain top talent; and

  •
  the executive's ability to manage execution of division and company-wide initiatives.

The compensation committee also considered our achievement of strategic and financial objectives during fiscal 2006. In addition, the compensation committee took into account each named executive officer's salary as compared to the market reference point for that officer's position. For fiscal 2007, base salaries for our named executive officers fell within 86% to 101% of the applicable market reference point for each position.

Mr. Jaramillo's base salary was initially set to reflect the compensation committee's desire to pay him a base salary commensurate with his experience and place him within the comparable salary range for individuals with substantially equivalent responsibilities.

Annual Cash Incentive Compensation.    In fiscal 2007, we provided our named executive officers with the opportunity to earn additional cash incentive compensation through our Team Incentive Plan II, or TIP. The TIP is designed to reward named executive officers for achieving and surpassing specified company and divisional goals related to financial growth, product development and commercialization and operational improvement.

Under the terms of the TIP, our named executive officers, as well as other executives are eligible to earn annual cash incentive payments based on achievement of these company and divisional objectives. We derive these objectives from our overall fiscal year operating plan established by our board of directors. Our objectives take into account a variety of factors, including our prior year results, our expected economic and market influences, our business opportunities, investment requirements and competitive situation. In certain circumstances, we will delay setting specific and measurable criteria that describe in detail the planned achievement for an objective until later in the year, when adequate and relevant information becomes available. Also, if there is a material unanticipated event, such as an acquisition, we may adjust the objectives to reflect the event. The compensation committee must approve any proposed adjustment. Generally, the objectives require performance at levels intended to positively impact stockholder value, and reflect moderately aggressive to aggressive goals that are attainable, but require strong performance. Our compensation committee retains the discretion to increase or decrease a named executive officer's TIP award payout, with input from the chief executive officer, to recognize either inferior or superior individual performance in cases where this performance is not fully represented by the performance measures.

For fiscal 2007, rewards under the TIP were based on two tiers of specific objectives. The first tier related to high level initiatives that required significant contributions from our employees, tied to revenues, profits, product development and specific operational goals. The second tier of objectives was more specific to the responsibilities of small groups and individuals. Many of these objectives were instrumental towards achieving the first tier objectives. Achievement of each objective was based on the executives' performance of specific qualitative and quantitative sub-objectives, and each objective was assigned a relative weight within its respective tier. Each tier represented 50% of the potential TIP reward to the executives. This was intended to balance the executives' focus (and rewards) between those objectives that have the most significant impact on stockholder value and those over which the executives have the most influence. Attainment of the maximum reward is possible, but requires strong performance of each of the executives and employees throughout the company. As noted in the table below the objectives under the TIP were sufficiently challenging that none of the named executive officers was able to achieve the maximum reward under the TIP in fiscal 2007.

The annual cash incentive payments available under the TIP are percentage-based, relative to each executive's base salary. The target bonus percentages were established based on each executive's position within the company and level of responsibility, and our compensation committee's judgment and experience as to what percentage level would provide sufficient incentive to our executives and positively impact their performance. Executives with broader levels of responsibility and influence on achieving goals that create stockholder value have a higher potential to earn incentive payments under the TIP.

The following sets forth the annual target bonus, the target bonus as a percentage of base salary and total payments for fiscal 2007 for each of our named executive officers:

Name	2007 TIP Target	Target as % of Base Salary	Total 2007 TIP Payments
Brian P. Brockway	$80,471	30%	$51,000
Charles T. Coggin	35,916	20	24,000
Lance H. Wallin	50,122	25	24,000
Jay G. Johnson	35,959	20	17,500
Nestor Jaramillo	38,004	20	27,000

Payout amounts under the TIP for fiscal 2007 were determined by the committee in August 2007, based upon the committee's assessment of the percentage of the high-level and individual objectives achieved. Certain objectives for fiscal 2007 were tied to preparations for the anticipated commercial launch of our Sleuth ECG System during the fiscal year, based on the assumption that FDA clearance would occur during the year. Because we did not receive 510(k) clearance to market the Sleuth product until after the end of the fiscal year, the committee took this unanticipated circumstance into account by assessing each executive's progress toward commercial launch, to the extent possible in light of the delay in obtaining 510(k) clearance.

Stock Option Awards.    Consistent with our compensation philosophies related to performance-based compensation, long-term stockholder value creation and alignment of executive interests with those of stockholders, we make periodic grants of long-term compensation, in the form of stock options, to our named executive officers, to our other executive officers and across our organization generally.

For our named executive officers, we believe that stock options offer the best incentives and tax attributes necessary to motivate and retain them to enhance overall enterprise value. Stock options provide named executive officers with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market price. A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option shares to "vest." This provides an incentive for an option holder to remain employed by us. In addition, stock options link a significant portion of an employee's compensation to stockholders' interests by providing an incentive to achieve corporate goals and increase stockholder value.

Options are granted to our named executives on a performance basis, taking into consideration the number of unvested shares held by the executive at the time of performance evaluation or promotion. We grant other employees stock options on a similar basis. From time to time we may make one-time grants to recognize promotion or consistent long-term contribution, or for specific incentive purposes. With the exception of Mr. Brockway, we granted stock options to our named executive officers in connection with their initial employment.

In granting stock options to named executive officers for fiscal 2007, the compensation committee used comparative compensation data from the sources discussed above. Furthermore, the compensation committee considered each named executive officer's role and responsibilities, ability to influence long term value creation, retention and incentive factors and current stock and option holdings at the time of grant, as well as individual performance, which is a significant factor in the committee's decisions. Although we do not have any detailed stock retention or ownership guidelines, our board of directors and the compensation committee generally encourage our executives to have a financial stake in our company in order to align the interests of our stockholders and management, and view stock options as a means of furthering this goal. We will continue to evaluate whether to implement a stock ownership policy for our officers and directors.

During fiscal 2007, the board of directors granted incentive stock options to each of our named executive officers, other than Mr. Brockway, as detailed in the "Grants of Plan-Based Awards in Fiscal Year 2007" table on page 109. These grants included:

  •
  an initial, new hire grant to Mr. Jaramillo in August 2006, intended to attract and retain Mr. Jaramillo, and in recognition of his experience and role;

  •
  a grant to Mr. Wallin in August 2006, based upon the DSI division exceeding fiscal 2006 sales goals and Mr. Wallin's role and responsibility as head of the DSI division in negotiating and completing the acquisition of the Ponemah business in February 2006; and

  •
  subsequent grants to Messrs. Wallin, Coggin, Johnson and Jaramillo in May 2007, intended to align each individual's equity opportunity with comparable market positions, as determined by our compensation committee's collective experience with a wide variety of other venture-backed, "pre-IPO" companies.

Additional information regarding the stock option grants made to our named executive officers for fiscal 2007 is available in the Summary Compensation Table for Fiscal Year 2007 on page 109, and in the Outstanding Equity Awards at Fiscal Year-end for Fiscal Year 2007 Table on page 110.

Limited Perquisites; Other Benefits.    It is generally our policy not to extend significant perquisites to our executives beyond those that are available to our employees generally, such as 401(k) matching contributions, health, dental and life insurance benefits, and the opportunity to participate in our 2007 Employee Stock Purchase Plan. These broad based programs include our Short-Term Incentive Plan. Under the plan, all of our employees, including our named executive officers, are eligible to earn quarterly cash incentive payments based on the achievement of quarterly and annual short-term goals for sales and profitability. The maximum annual amount payable to each employee under the plan is $650. Effective as of the beginning of fiscal 2008, our executive officers ceased participating in this plan.

During fiscal 2007, the board of directors authorized a program that will provide physical examinations for our executive officers but this program has not yet been implemented. We do not provide pension arrangements or post-retirement health coverage for our executives or employees.

During fiscal 2007, the board of directors forgave $73,333 of outstanding principal, together with accrued interest, owed to us by Mr. Brockway under a promissory note dated August 17, 2004. See "Certain Relationships and Related Party Transactions — Brockway Promissory Note" for further information regarding Mr. Brockway's note.

Summary Compensation Table for Fiscal Year 2007

The following table provides information regarding the compensation earned during the fiscal year ended June 30, 2007 by our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers. We refer to these persons as our "named executive officers" elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)	Bonus		Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Brian P. Brockway President, Chief Executive Officer and Director	2007	$268,235	$—		$5,519	$51,000	$74,552	(2)	$399,306
Charles T. Coggin Vice President, Chief Financial Officer and Secretary	2007	179,582	—		5,724	24,000	5,749	(3)	215,085
Lance H. Wallin General Manager, DSI Division	2007	200,487	—		17,172	24,000	3,333	(3)	244,992
Jay G. Johnson Vice President, Research and Development	2007	179,795	—		6,487	17,500	4,820	(3)	208,602
Nestor Jaramillo Vice President, Sales and Marketing, PMD Division	2007	190,019	15,000	(4)	23,512	27,000	2,856	(3)	258,387

(1)
The value of options in this table includes (a) the dollar amount we recognized for financial statement reporting purposes in accordance with FAS 123(R) for stock options granted in fiscal 2007 and (b) the dollar amount that we would have recognized for financial statement reporting purposes in fiscal 2007 under the modified prospective transition method in accordance with FAS 123(R) for awards of stock options granted prior to fiscal 2007. For a discussion of valuation assumptions and additional FAS 123(R) disclosures, see Note 10(b) to our consolidated financial statements regarding stock compensation beginning at page F-23 of this prospectus. The value of options in this table includes the compensation cost for fiscal 2007 of option awards granted in and prior to fiscal 2007.
(2)
Mr. Brockway had a promissory note outstanding to us for $110,000. On August 15, 2006 we forgave $36,667 and on June 30, 2007 we forgave an additional $36,666, which resulted in compensation of $73,333 to Mr. Brockway. Mr. Brockway received $959 of matching contributions made under our 401(k) plan and premiums for long-term disability insurance.
(3)
Represents matching contributions made under our 401(k) plan, premiums for long-term disability insurance and quarterly performance awards of $130 per quarter pursuant to a short-term incentive plan available to all employees.
(4)
Mr. Jaramillo received a hiring bonus of $15,000 in July 2006.

Narrative to Summary Compensation Table

See Compensation Discussion and Analysis above for a complete description of compensation plans pursuant to which amounts listed under the Summary Compensation Table and grants were paid or awarded and the criteria for such payment.

Grants of Plan-Based Awards in Fiscal Year 2007

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. The options listed in the table below were granted under our 2000 Stock Incentive Plan. See "Employee Benefit Plans — Prior Benefit Plans — 2000 Stock Incentive Plan" for a complete description of terms of the options grants.

We omitted columns related to equity incentive plan awards as none of our named executive officers earned any such awards during fiscal 2007. The following table sets forth certain information regarding grants of plan-based awards to our named executive officers during the fiscal year ended June 30, 2007.

Name	Grant Date	Estimated Possible Payouts Under Non-equity Incentive Plan Awards Target/ Maximum	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards(1)	Grant Date Fair Market Value of Stock and Option Awards(2)
Brian P. Brockway Team Incentive Plan II		$80,471	—	$—	$—
Charles T. Coggin Team Incentive Plan II 2000 Stock Incentive Plan	5/15/07	35,916 —	— 75,000	— 2.39	— 97,408
Lance H. Wallin Team Incentive Plan II 2000 Stock Incentive Plan 2000 Stock Incentive Plan	8/30/06 5/15/07	50,122 — —	— 40,000 50,000	— 1.39 2.39	— 30,298 64,938
Jay G. Johnson Team Incentive Plan II 2000 Stock Incentive Plan	5/15/07	35,959 —	— 50,000	— 2.39	— 64,938
Nestor Jaramillo Team Incentive Plan II 2000 Stock Incentive Plan 2000 Stock Incentive Plan	8/30/06 5/15/07	38,004 — —	— 140,000 35,000	— 1.39 2.39	— 106,041 45,456

(1)
See Note 10(b) to our consolidated financial statements regarding stock compensation beginning at page F-23 of this prospectus for a discussion of the methodology for determining the exercise price.
(2)
Reflects the grant date fair value of option awards granted in 2007, computed in accordance with FAS 123(R). For a discussion of valuation assumptions, see Note 10(b) to our consolidated financial statements regarding stock compensation beginning at page F-23 of this prospectus.

Outstanding Equity Awards at Fiscal Year-end for Fiscal Year 2007

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers as of June 30, 2007. With the exception of grants to Mr. Brockway, options granted to our named executive officers under our 2000 Stock Incentive Plan expire ten years from the date of grant. Because Mr. Brockway holds greater than ten percent of our outstanding common stock, in order for the options granted to him to qualify as incentive stock options, all such options have an exercise price of at least 110% of the fair market value of our common stock on the date of the grant and expire five years from the date of grant.

Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Brian P. Brockway	12/16/2002 9/15/2005	71,669 32,813	— 42,188	$0.253 0.88	12/1/2007 9/15/2010
Charles T. Coggin	8/31/1998 8/31/1999 2/28/2002 12/16/2002 9/15/2005 5/15/2007	24,450 39,000 50,000 40,000 17,500 —	— — — — 22,500 75,000	0.75 0.36 0.23 0.23 0.80 2.39	8/31/2008 8/31/2009 2/28/2012 12/16/2012 9/15/2015 5/15/2017
Lance H. Wallin	11/3/2004 8/30/2006 5/15/2007	118,750 — —	131,250 40,000 50,000	0.40 1.39 2.39	11/3/2014 8/30/2016 5/15/2017
Jay G. Johnson	2/18/2004 9/15/2005 5/15/2007	81,250 8,750 —	18,750 11,250 50,000	0.40 0.80 2.39	2/18/2014 9/15/2015 5/15/2017
Nestor Jaramillo	8/30/2006 5/15/2007	— —	140,000 35,000	1.39 2.39	8/30/2016 5/15/2017

(1)
All options vest over a four-year period with 25% vesting on the first anniversary of the grant date and the remaining shares underlying the options vesting in 6.25% increments on the last day of each calendar quarter after the initial vesting date.

Option Exercises and Stock Vested for Fiscal Year 2007

The following table sets forth certain information regarding option exercises by our named executive officers during the fiscal year ended June 30, 2007.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Brian P. Brockway	—	—
Charles T. Coggin	21,320	25,615
Lance H. Wallin	100,000	$99,000
Jay G. Johnson	—	—
Nestor Jaramillo	—	—

Potential Payments Upon Termination or Change in Control

Our second amended and restated investor rights agreement, which was amended and restated in February 2007 in connection with our Series C preferred stock financing, provides that all options issued pursuant to our 2000 Stock Incentive Plan shall be treated as follows:

  •
  all unvested options with vesting dates within the one year period following the closing date of a "change in control" will be accelerated, unless the acquiror in the change in control transaction assumes such options or issues substitute options with substantially the same terms; and

  •
  if, within one year after a change in control, an employee is terminated without "cause" or terminates employment as the result of a "constructive discharge," all unvested options held by the discharged employee with vesting dates within one year from the date of termination shall become fully vested as of the effective date of such termination.

Under the terms of the second amended and restated investor rights agreement, a "change in control" means:

  •
  the sale, exchange or other transfer, directly or indirectly, of all or substantially all of our assets to one or more unaffiliated persons or entities; or

  •
  an acquisition of our capital stock (other than by us) or a merger or consolidation to which we are a party, if our stockholders immediately prior to the effective date of the transaction own less than 50% of the combined voting power of the surviving entity after the transaction.

A transaction or series of transactions resulting in the separation of our DSI and PMD divisions, or a similar reorganization, recapitalization or spin-off, would not constitute a "change in control" under the agreement.

Although the above change in control provisions are present in our second amended and restated investor rights agreement (and have been included in all prior versions of that agreement), the existing option agreements with our named executive officers do not explicitly include these provisions. Assuming that we were to amend our option agreements with our named executive officers to effect these provisions, and based on a share price of $2.94 per share as of June 30, 2007, the number of unvested options held by each of our named executive officers that would, by their terms, become exercisable within one year thereafter, and the exercise prices of those options, we estimate the potential value of acceleration of such options to be as follows:

Name	Value of Accelerated Options
Brian P. Brockway	$38,625
Charles T. Coggin	31,713
Lance H. Wallin	244,625
Jay G. Johnson	65,200
Nestor Jaramillo	59,063

We have not entered into any other agreements or plans that will require us to provide incremental compensation to our named executive officers upon termination or a change in control.

Non-Competition Agreements

Each named executive officer is an "at-will" employee but has entered into a non-disclosure, inventions transfer, non-solicitation and non-competition agreement. These agreements contain various covenants that prohibit the executive from competing with us during the term of his employment and for 12 months after termination of employment (unless the executive's only responsibilities were in field sales or field management, in which case the non-competition period is extended to 18 months) or soliciting customers or employees during the term of his employment and for twelve months after termination of employment.

Employee Benefit Plans

We currently provide equity compensation to our employees pursuant to our 2007 Stock Incentive Plan and our 2007 Employee Stock Purchase Plan. We also made grants of options, restricted stock and stock appreciation rights under our 2000 Stock Incentive Plan and our 1992 Stock Option Plan, which currently remain outstanding, although no future awards will be made under such plans.

Current Equity Plans

2007 Stock Incentive Plan

Our board of directors adopted the 2007 Stock Incentive Plan, which we refer to as the 2007 plan, in August 2007 and the 2007 plan will be submitted to our stockholders for approval within the next twelve months. The 2007 plan became effective immediately and will terminate on August 1, 2017, unless sooner terminated by our board of directors.

Equity Awards.    The 2007 plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, stock unit awards, stock appreciation rights, performance awards, and stock bonuses, or collectively, stock awards. Incentive stock options may be granted to employees, including officers. All other awards may be granted to employees (including officers), non-employee directors and consultants.

Share Reserve.    The aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 plan is 4,000,000 shares, plus the number of shares subject to outstanding options under our 1992 Stock Option Plan and 2000 Stock Incentive Plan at the time the 2007 plan was adopted which are not thereafter issued or which have been issued but are subsequently forfeited. The number of shares of our common stock reserved for issuance will automatically increase on July 1st, from July 1, 2008 through July 1, 2017, by 3% of the total number of shares of our common stock outstanding on June 30th of the preceding calendar year, or any lesser amount as determined by our board of directors. As of September 30, 2007, we had 55,000 options outstanding under our 2007 plan at a weighted average exercise price of $3.19 per share.

No person may be granted equity awards covering more than 500,000 shares of our common stock under the 2007 plan during any calendar year pursuant to stock options or stock appreciation rights. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of a stock option or stock appreciation right or upon the subsequent sale of shares purchased under such stock awards will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. In addition, no person may be granted restricted stock awards, stock unit awards, performance awards or stock bonuses relating to more than 200,000 shares of common stock in the aggregate during any calendar year, or awards denominated in cash in an amount in excess of $500,000 in the aggregate during any calendar year.

If a stock award granted under the 2007 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2007 plan. Shares issued under the 2007 plan may be previously unissued shares or reacquired shares bought on the open market.

Administration.    Our board of directors has delegated its authority to administer the 2007 plan to our compensation committee. Subject to the terms of the 2007 plan, the committee determines eligible recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the committee will also determine the exercise price of options granted and the strike price of stock appreciation rights. The committee does not have the authority to reprice any outstanding stock award under the 2007 plan without the approval of our stockholders.

Stock Options.    Incentive and non-statutory stock options are granted pursuant to incentive and non-statutory stock option agreements adopted by the committee. The committee determines the exercise price for a stock option, within the terms and conditions of the 2007 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 plan vest and become exercisable at the rate specified in the respective option agreements. The committee determines the term of stock options granted under the 2007 plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. The option term may be extended in the discretion of the committee, provided that, in no event, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the committee and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) delivery of a promissory note, upon terms acceptable to the committee.

Unless the committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee, however, may designate a beneficiary who may exercise the option following the optionee's death.

Tax Limitations on Incentive Stock Options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the committee. The committee determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2007 plan vests at the rate specified in the stock appreciation right agreement as determined by the committee. The committee determines the term of stock appreciation rights granted under the 2007 plan, up to a maximum of 10 years. The term of any stock appreciation rights may be extended in the discretion of the committee, provided that, in no event, may an option be exercised beyond the expiration of its term.

Restricted Stock Awards and Stock Unit Awards.    Restricted stock awards and stock unit awards are granted pursuant to award agreements adopted by the committee. Except as otherwise provided in the applicable award agreement, restricted stock awards and stock unit awards may be transferred only upon terms and conditions set by the committee.

Stock Bonuses.    The committee may grant other awards based in whole or in part by reference to our common stock. The committee will set the number of shares under the award and all other terms and conditions of such awards

Performance Awards.    The 2007 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to performance-based stock awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period.

Effect of Termination of Employment or Other Services.    If a participant ceases to be employed by or perform other services for us and all subsidiaries, all incentive awards held by the participant will be treated as set forth below unless provided otherwise in the agreement evidencing the incentive award or modified by the committee in its discretion. Upon termination due to death, disability or retirement, all outstanding, exercisable options and stock appreciation rights then held by the participant will remain exercisable for a period of 12 months thereafter (but in no event after the expiration date of any such option or stock appreciation rights), all unvested restricted stock awards then held by the participant will be terminated, and all outstanding stock unit awards and performance awards then held by the participant will be terminated and forfeited.

Upon termination for any reason other than death, disability or retirement, all rights of the participant under the 2007 plan and any award agreements will immediately terminate without notice of any kind, and no options and stock appreciation rights then held by the participant will thereafter be exercisable, all unvested restricted stock awards will be terminated and forfeited, and all outstanding stock unit awards and performance awards then held by the participant will be terminated and forfeited; provided, however, that if a termination is for any reason other than "cause" (as defined in the 2007 plan), all outstanding, exercisable options and stock appreciation rights then held by the participant will remain exercisable for a period of three months thereafter (but in no event after the expiration date of any such option or stock appreciation rights).

Breach of Confidentiality, Non-Compete or Non-Solicitation Agreements.    The committee may require a participant to surrender shares of common stock and disgorge any profits made or realized by the participant if the participant materially breaches the terms of any confidentiality, non-compete or non-solicitation agreement entered into with us or any of our subsidiaries, whether such breach occurs before or after termination of such participant's employment or other service with us or any of our subsidiaries.

Change in Control.    In the event of a "change in control" (as defined in the 2007 plan), if approved by the committee in its sole discretion either at the time of the grant of the incentive award or at any time after such grant, all options and stock appreciation rights will become immediately exercisable in full and will remain exercisable for the remainder of their terms, all outstanding restricted stock awards will become immediately fully vested and non-forfeitable and any conditions to the payment of stock unit awards, stock bonuses and performance awards will lapse. The committee may condition acceleration on subsequent events, including the failure of any successor to assume the incentive awards, or the participant's involuntary termination, other than for "cause" (as defined in the 2007 plan), or voluntary termination for "good reason" (also as defined in the 2007 plan), within a specified period of time following a change in control.

In addition, the committee in its sole discretion may determine that some or all participants holding outstanding options will receive cash in an amount equal to the excess of the fair market value of such shares immediately prior to the effective date of such change in control over the exercise price per share of the options (or, in the event that there is no excess, that such options will be terminated), and that some or all participants holding performance awards will receive, with respect to some or all of the shares subject to the performance awards, cash in an amount equal to the fair market value of such shares immediately prior to the effective date of such change in control.

2007 Employee Stock Purchase Plan

In August 2007, our board of directors approved our 2007 Employee Stock Purchase Plan, or the 2007 ESPP. We intend to submit the 2007 ESPP to our stockholders for their approval within the next 12 months. Our executive officers and all of our other employees will be allowed to participate in our 2007 ESPP, which is expected to commence following the completion of this offering.

Share Reserve.    We have reserved 1,500,000 shares of our common stock for issuance under the 2007 ESPP. The number of shares of our common stock reserved for issuance will automatically increase on July 1st, from July 1, 2008 through July 1, 2017, by 1% of the total number of shares of our common stock outstanding on June 30th of the preceding calendar year, or any lesser number determined by our board of directors. The 2007 ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. No shares of our common stock have been purchased under the 2007 ESPP to date.

Administration and Offering Periods.    Our board of directors has delegated its authority to administer the 2007 plan to our compensation committee. The 2007 ESPP has two six-month offering periods each year, commencing on January 1 and July 1, but the committee may start the initial offering period at any time after the closing of this offering. The 2007 ESPP also gives the committee the authority to shorten an offering period, and thereby accelerate a participant's right to purchase shares, or to cancel all purchase options for such period and return accumulated payroll deductions credited to participants' accounts.

Eligibility.    Subject to certain restrictions imposed by the Internal Revenue Code, persons eligible to participate in the 2007 ESPP are those who are employed by us or one of our designated subsidiaries for at least 20 hours per week. Eligible employees participate voluntarily and may withdraw from any offering period at any time before they purchase stock. Participation terminates automatically upon termination of employment.

Payroll Deductions.    Under the 2007 ESPP, eligible employees have the right to purchase shares of our common stock through payroll deductions made during consecutive offering periods. To accumulate the purchase price for the shares, each participant executes an agreement which authorizes payroll deductions up to a maximum of 10% of the participant's eligible compensation. We will sell shares under the 2007 ESPP to participants at a discount from their fair market value. The purchase price per share of common stock in an offering period will be 85% of the lesser of its fair market value at the beginning of an offering period or at the end of an offering period.

Limitations.    The 2007 ESPP provides that no participant will be granted an option to purchase shares under the plan if, immediately after the grant, that participant would own more than 5% of the combined voting power of all classes of our stock or if the fair market value of the total shares purchased during the calendar year would exceed $25,000. The committee has the authority to establish a minimum holding period for shares purchased under the 2007 ESPP. Shares of common stock purchased under the 2007 ESPP cannot be transferred by a participant for a period of

12 months following their purchase under the plan unless the committee otherwise consents. Additionally participants cannot transfer payroll deductions or any other rights under the 2007 ESPP except by will or the laws of descent and distribution.

Prior Equity Plans

2000 Stock Incentive Plan

Our board of directors adopted the 2000 Stock Incentive Plan, which we refer to as the 2000 plan, in November 2000. The 2000 plan provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, stock appreciation rights, performance-based awards and stock bonuses. We granted incentive stock options to our employees, including officers. We granted other awards to employees, including officers, non-employee directors and consultants.

Awards Issued.    As of September 30, 2007, 850,461 shares of common stock had been issued upon exercise of options granted under the 2000 plan and options to purchase 4,380,569 shares of our common stock were outstanding at a weighted average exercise price of $1.01 per share. We stopped granting awards under the 2000 plan in August 2007.

Administration.    A committee of our board of directors administered the 2000 plan. The committee of the board had the authority to construe, interpret, amend and modify the 2000 plan as well as to determine the terms of an award. Our board of directors may continue to amend or modify an outstanding award under the 2000 plan at any time, however, no amendment or modification shall adversely affect the rights and obligations of an award holder unless the holder consents to that amendment or modification.

Stock Options.    Incentive and non-statutory stock options were granted pursuant to incentive and non-statutory stock option agreements adopted by the committee. The committee determined the exercise price for a stock option, within the terms and conditions of the 2000 plan, provided that the exercise price of a stock option could not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2000 plan vest and become exercisable at the rate specified in the option agreements. The committee determined the term of stock options granted under the 2000 plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. The option term may be extended in the discretion of the committee, provided that, in no event, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the committee and may include (a) cash, check, bank draft or money order, (b) the tender of shares common stock previously owned by the optionee, and (c) delivery of a promissory note.

Unless the committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee, however, may designate a beneficiary who may exercise the option following the optionee's death.

Tax Limitations on Incentive Stock Options.    Incentive stock options were only granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option was granted to any person who, at the time of the grant, owned or was deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless

(a) the option exercise price was at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option did not exceed five years from the date of grant.

1992 Stock Option Plan

Our 1992 Stock Option Plan, which we refer to as the 1992 plan, was approved by our board of directors on August 26, 1992. Under the 1992 plan, we granted incentive stock options and non-statutory stock options to purchase shares of our common stock as well as stock appreciation rights to our employees, non-employee directors, consultants and independent contractors.

Awards Issued.    As of September 30, 2007, we had outstanding stock options to purchase 368,865 shares of our common stock at a weighted average exercise price of $0.50 per share. We stopped granting awards under the 1992 plan in November 2000.

Administration.    The 1992 plan was administered by our board of directors or a committee designated by the board of directors. Under the 1992 plan, the committee had the authority to amend, accelerate, or cancel any option with the consent of the option holder.

Stock Options.    Incentive and non-statutory stock options were granted pursuant to incentive and non-statutory stock option agreements adopted by the committee. The committee determines the exercise price for a stock option, within the terms and conditions of the 1992 plan, provided that the exercise price of a stock option was not less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 1992 plan vest and become exercisable at the rate specified in the respective option agreements. The committee determined the term of stock options granted under the 1992 plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. The option term may be extended in the discretion of the committee, provided that, in no event, may an option be exercised beyond the expiration of its term. Unless the committee provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the committee and may include (a) cash, check, bank draft or money order, (b) the tender of common stock previously owned by the optionee, and (c) delivery of a promissory note.

Tax Limitations on Incentive Stock Options.    Incentive stock options were only granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option was granted to any person who, at the time of the grant, owned or was deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price was at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option did not exceed five years from the date of grant.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the

Internal Revenue Code. The plan provides that each participant may contribute any amount of his or her pre-tax compensation, up to the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make "catch-up" contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions. Participant contributions are held and invested by the plan's trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In fiscal 2007 we matched 40% of participant contributions on the first six percent of eligible compensation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled "Compensation Discussion and Analysis."

Sales of Securities

Over the last three fiscal years, we sold preferred stock to certain private investors, including our directors, executive officers and five percent stockholders and persons and entities associated with them. Between September 23, 2005 and January 31, 2006, we sold an aggregate of 7,032,499 shares of Series B redeemable convertible preferred stock at a purchase price of $1.877 per share, and between February 26, 2007 and May 11, 2007, we sold a total of 7,531,379 shares of Series C redeemable convertible preferred stock at a purchase price of $2.39 per share. Each share of Series B and Series C redeemable convertible preferred stock will convert into one share of common stock upon the closing of this offering. The purchasers of these shares of preferred stock are entitled to certain registration rights. See "Description of Capital Stock — Registration Rights." The table below sets forth the shares purchased in these financings by our five percent holders, directors, officers, and persons and entities associated with them. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Series B Preferred Stock	Series C Preferred Stock
Executive Officers and Directors
Nestor Jaramillo(1)	—	62,761
Michael Berman(2)	106,553	41,841
Richard J. Nigon(3)	—	150,989
Other Stockholders
Affinity Ventures IV, L.P.(4)	1,065,530	627,615
Polaris Venture Partners(5)	2,131,060	1,673,640
Canaan Partners(6)	2,109,750	1,656,904
Wallin 2004 Partnership LLLP(7)	799,148	627,615
The Wallin Foundation(8)	266,382	—

(1)
Includes 25,104 shares purchased by Mr. Jaramillo's IRA.
(2)
Consists of 148,394 shares purchased by the Michael Berman Revocable Trust Dated September 30, 2002.
(3)
Includes 25,000 shares purchased by Mr. Nigon's IRA and 20,920 purchased by the Order of St. Benedict under the direction of Saint John's University investment committee of which Mr. Nigon is a member.
(4)
Ms. Johnson, one of our directors, is a general partner of Affinity Capital IV, L.P.
(5)
Includes shares of Series B and Series C preferred stock purchased by Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs' Funds III, L.P., and Polaris Venture Partners Founders' Fund III, L.P. Mr. Chee, one of our directors, is a member of Polaris Venture Management Co. III, LLC, the general partner of the entities identified in this footnote.
(6)
Includes shares of Series B and Series C preferred stock purchased by Canaan Equity III L.P. and Canaan Equity III Entrepreneurs LLC. Mr. Ahrens, one of our directors, is a general partner of Canaan Partners, which is the sole general partner of Canaan Equity III, L.P. and the sole manager of Canaan Equity III Entrepreneurs LLC.
(7)
Lance Wallin, one of our named executive officers, is a trustee of the Winston R. Wallin 2004 Family Trust u/a dated September 30, 2004 which is the general partner of the Wallin 2004 Partnership LLLP.
(8)
Winston R. Wallin and Maxine H. Wallin, the father and mother of Lance Wallin, one of our named executive officers, are trustees of The Wallin Foundation.

Second Amended and Restated Investor Rights Agreement

We have entered into a second amended and restated investor rights agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of September 30, 2007, the holders of approximately 26,591,969 shares of our common stock issued upon conversion of our preferred stock, and the holder of 14,435 shares of our common stock issued upon exercise of the outstanding Series C warrant, are entitled to rights with respect to the registration of their shares for a period of three years following this offering under the Securities Act. For a description of these registration rights, see "Description of Capital Stock — Registration Rights."

Second Amended and Restated Voting Agreement

Our second amended and restated voting agreement, which we entered into with certain holders of our common stock and holders of our preferred stock, and related provisions of our second amended and restated certificate of incorporation, govern the election of the members of our board of directors. Our certificate of incorporation provides that the holders of a majority of our Series A preferred stock have the right to nominate and elect two directors. Pursuant to the voting agreement, the Series A preferred stockholders agree to vote all their shares to elect Polaris Venture Partners III, LP's nominee, who is Brian Chee, and Canaan Equity III and its affiliates' nominee, who is Brent K. Ahrens, to our board of directors. Our certificate of incorporation provides that the holders of a majority of our Series B redeemable convertible preferred stock have the right to nominate and elect one director to our board of directors. Pursuant to the voting agreement, the Series B preferred stockholders agree to vote all their shares to elect Affinity Ventures III, L.P.'s nominee, who is B. Kristine Johnson, to our board of directors. Our certificate of incorporation provides that the holders of a majority of our Series A preferred, Series B preferred, Series C preferred and common stock, voting together as a single class, have the right to nominate and elect four directors. Pursuant to the voting agreement, one of the combined directors is our chief executive officer, Brian Brockway. The remaining three directors are elected to our board of directors by the unanimous vote of the Series A preferred directors, the Series B preferred director and our chief executive officer. These directors are Michael Berman, K. James Ehlen, M.D. and Richard J. Nigon. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Amended and Restated Right of First Refusal and Co-Sale Agreement

We have entered into an amended and restated right of first refusal and co-sale agreement with our preferred stockholders and several common stockholders, including several five percent stockholders and our founders. Pursuant to the right of first refusal and co-sale agreement, several five percent stockholders and other common stockholders, including our founders, have agreed to a right of first refusal and a right of co-sale in each stockholder's company securities. Prior to the closing of this offering, the right of first refusal and co-sale agreement will terminate in its entirety and none of our stockholders will have any special rights regarding a right of first refusal or co-sale.

Founder Stock Redemptions

In January 2006, we redeemed a total of 560,681 shares of common stock from three of our founding stockholders. The total purchase price for the redemption was $700,851, or $1.25 per share, the fair market value of the shares as of the date of redemption as determined by our board of directors. We entered into stock redemption agreements with each of our founders pursuant to which we redeemed:

  •
  400,681 shares of common stock owned by Brian Brockway;

  •
  80,000 shares of common stock owned by Perry Mills; and

  •
  80,000 shares of common stock owned by Richard Fundakowski.

Brockway Promissory Note

In exchange for a loan from us to Brian Brockway, Mr. Brockway executed a promissory note in favor of us, dated August 17, 2004 for $110,000. The note was secured by 275,000 shares of our common stock owned by Mr. Brockway and required that he pay simple interest at an annual rate of 5%. The principal amount due under promissory note was to be payable on August 15, 2007 or earlier at our discretion. The promissory note provided that the principal amount would be forgiven and the security interest released in three equal installments on each of August 15, 2005, 2006 and 2007 provided that Mr. Brockway was still employed by us on these dates.

Section 402 of the Sarbanes-Oxley Act prohibits an issuer from extending credit in the form of a personal loan to an executive officer or director. Upon completion of this offering we will be subject to Section 402. Because of the short amount of time remaining before the amount due under the loan would be completely forgiven by its terms, our board of directors elected to accelerate the terms of the note and forgive the remaining principal balance of $36,667 on June 30, 2007 instead of on the original date of August 15, 2007.

Put Option Agreements

In November 2001, we entered into a put option agreement with Brian Brockway, under which Mr. Brockway had the right to require us to repurchase $200,000 worth of common stock on December 21, 2007 or, if earlier, upon Mr. Brockway's termination without cause, constructive discharge, disability or death. The put option agreement was terminated by an agreement with Mr. Brockway effective March 13, 2006.

Policies and Procedures for Related Party Transactions

Our board of directors recognizes that related person transactions can present potential or actual conflicts of interest, and may appear to be motivated by interests other than the best interests of our company and its stockholders. Notwithstanding these considerations, the board recognizes that there are situations where related person transactions may be in the best interests of the company and its stockholders. Accordingly, our board of directors has delegated to our audit committee, pursuant to the terms of a written policy adopted in August 2007, the authority to review, approve and ratify related person transactions prior to the effectiveness or consummation of the transaction. If advance approval is not practicable, the committee may review and, in its discretion, ratify the transaction at the next audit committee meeting. With respect to a related person transaction arising between audit committee meetings, the chief financial officer may present it to the audit committee chair, who will review and may approve the related person transaction subject to ratification by the audit committee at their next meeting. In addition, any related person transaction previously approved by the committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the committee, if any, and that all required disclosures regarding the related person transaction are made. Our policy defines a "related person transaction" as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were or will be a participant and a related person had or will have a direct or indirect material interest. All of the transactions described in this section were entered into prior to the adoption of our related party transaction policy and were approved by our board of directors and stockholders as required by law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2007 and as adjusted to reflect the sale of the common stock in this offering for:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling stockholder.

The percentage ownership information shown in the table is based upon 43,929,005 shares of common stock outstanding as of September 30, 2007, assuming the conversion of all outstanding shares of our preferred stock as of September 30, 2007, and the issuance of                           shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option.

The selling stockholders are listed in the following table with share amounts listed under the heading "Shares Being Offered." Under this prospectus, these selling stockholders are offering an aggregate of 680,000 shares of our common stock.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than five percent of our common stock. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or a warrant that are either immediately exercisable or exercisable on or before November 29, 2007, which is 60 days after September 30, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each person or entity listed in the table is c/o Transoma Medical, Inc., 4211 Lexington Ave, Suite 2244 Saint Paul, MN 55126.

	Beneficial Ownership
						Percentage of Shares Beneficially Owned
			Options and Warrants Exercisable within 60 Days
Beneficial Owner	Number of Shares Held Before the Offering			Shares Being Offered	Number of Shares Beneficially Owned After the Offering	Before this Offering	After this Offering
5% Stockholders
Individuals and Entities affiliated with Polaris Venture Partners	10,777,506	(1)	—	—	10,777,506	24.53%
Individuals and Entities affiliated with Canaan Equity	8,809,070	(2)	—	—	8,809,070	20.05
Named Executive Officers and Directors
Brian P. Brockway	6,511,956	(3)	109,169	300,000	6,321,125	15.03
Perry A. Mills	2,938,821		5,000	300,000	2,643,821	6.70
Charles T. Coggin	256,332		173,450	—	429,782	*
Jay G. Johnson	—		97,500	—	97,500	*
Nestor Jaramillo	62,761	(4)	39,375	—	102,136	*
Lance H. Wallin	1,526,763	(5)	228,750	—	1,755,513	3.98
Brent K. Ahrens	8,809,070	(2)	—	—	8,809,070	20.05
Michael Berman	248,394	(6)	317,500	—	565,894	1.28
Brian Chee	10,777,506	(1)	—	—	10,777,506	24.53
K. James Ehlen, M.D.	20,920		100,000	—	120,920	*
B. Kristine Johnson	1,693,145	(7)	—	—	1,693,145	3.85
Richard J. Nigon	200,989	(8)	56,250	—	257,239	*
All Directors and Executive Officers as a Group (15 persons)	33,046,657		1,342,933	600,000	33,573,651	75.96
Other Selling Stockholders
Richard A. Fundakowski	854,647	(9)	72,038	80,000	846,685	2.27

*
Less than 1% of the outstanding shares.
(1)
Consists of 10,348,223 shares held by Polaris Venture Partners III, LP, 267,017 shares held by Polaris Venture Partners Entrepreneurs' Funds III, L.P. and 162,266 shares held by Polaris Venture Partners Founders' Fund III, L.P. Brian Chee, a member of our board of directors, is a member of Polaris Venture Management Co. III, LLC, the general partner of the entities identified in this footnote. Mr. Chee disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Polaris Venture Partners is 1000 Winter Street, Suite 3350, Waltham, MA 02451.
(2)
Consists of 8,432,329 shares held by Canaan Equity III, L.P., 314,901 shares held by Canaan Equity III Entrepreneurs LLC, 20,000 shares held by the Ahrens Family Revocable Trust, dated March 12, 2004, of which Brent K. Ahrens is a trustee and 41,840 shares held by certain general partners of the Canaan Partners entities who are not members of our board of directors. Mr. Ahrens, a member of our board of directors, is a general partner of Canaan Partners, which is the general partner of Canaan Equity III, L.P., and Canaan Equity III Entrepreneurs LLC. As a general partner, Mr. Ahrens shares voting and investment power over the shares held by entities affiliated with Canaan Partners. Mr. Ahrens, Eric Young, Deepak Kamra, John Balen, Guy Russo, Gregory Kopchinsky and Stephen Green share voting and investment power over shares owned by Canaan Equity III, L.P., and Canaan Equity III Entrepreneurs LLC. Mr. Ahrens disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Canaan Partners is 2765 Sand Hill Road, Menlo Park, CA 94025.
(3)
Includes 201,250 shares held in the June A. Brockway Revocable Trust dated August 3, 2006 and 445,000 shares held by Bruce Brockway, M.D., over which Brian Brockway has sole voting and investment power.
(4)
Includes 25,104 shares held for Mr. Jaramillo's IRA, over which Mr. Jaramillo has shared voting and investment power.
(5)
Includes 1,426,763 shares held by the Wallin 2004 Partnership LLLP over which Mr. Wallin has shared voting and investment power.
(6)
Consists of 248,394 shares held by the Michael Berman Revocable Trust Dated September 30, 2002, over which Mr. Berman has shared voting and investment power.
(7)
Includes 1,693,145 shares held by Affinity Ventures IV, L.P. Ms. Johnson, a member of our board of directors, is a managing partner of Affinity Capital, the sponsor of Affinity Ventures IV, L.P. and is deemed to have shared voting and investment power over the shares held by Affinity Capital and its affiliated entities. Ms. Johnson disclaims beneficial ownership of these shares except to the extent of her pecuniary interest. The address of Affinity Capital is 901 Marquette Avenue, Suite 2820, Minneapolis, MN 55402.
(8)
Includes 25,000 shares held for Mr. Nigon's IRA, over which Mr. Nigon has shared voting and investment power and 20,920 shares held by the Order of St. Benedict, over which Mr. Nigon has shared voting and investment power as a member of the investment committee of St. John's University. Mr. Nigon disclaims beneficial ownership of the shares owned by the Order of St. Benedict.
(9)
Includes 400,000 shares held by Janet L. Fundakowski, 10,000 shares held by David A. Fundakowski, and 10,000 shares held by Anne K. Fundakowski over which Mr. Fundakowski has voting and investment control. Mr. Fundakowski was one of our co-founders and continues to serve as an employee.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of                           shares of common stock, par value $0.001 per share and                           shares of preferred stock.

The following summarizes important provisions of our capital stock and describes all material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the consummation of this offering. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

Outstanding shares.    As of September 30, 2007, there were 43,929,005 shares of common stock outstanding held of record by 171 stockholders, assuming conversion of all shares of convertible preferred stock into 26,591,969 shares of common stock immediately prior to completion of this offering. After giving effect to the sale of common stock offered in this offering, there will be                           shares of common stock outstanding.

Dividend rights.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from out of legally available funds at the times and the amounts as our board of directors may from time to time determine.

Voting rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our second amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

No preemptive or similar rights.    The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Preferred Stock

Upon the closing of this offering, all previously outstanding shares of preferred stock will have been converted into shares of common stock. Following this offering, our certificate of incorporation will be amended and restated to delete all references to these shares of preferred stock.

Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                           shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any series, but not below the number of shares of the series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of September 30, 2007, we had outstanding options to purchase an aggregate of 368,865 shares of our common stock at a weighted average exercise price of $0.50 per share under our 1992 Stock Option Plan, outstanding options to purchase an aggregate of 4,380,569 shares of our common stock at a weighted average exercise price of $1.01 per share under our 2000 Stock Incentive Plan and 55,000 outstanding options under our 2007 Stock Incentive Plan at a weighted average exercise price of $3.19 per share. All outstanding options provide for anti-dilution adjustments in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in our corporate structure. We have reserved 4,000,000 shares for issuance under our 2007 Stock Incentive Plan.

Warrants

As of September 30, 2007, one warrant exercisable for up to 33,750 shares of our Series A preferred stock (the "Series A Warrant") and one warrant exercisable for up to 14,435 shares of our Series C preferred stock (the "Series C Warrant") were outstanding. We issued these warrants in connection with the execution and amendment, respectively, of a credit facility we entered into with a lender. The Series A warrant is immediately exercisable at an exercise price of $1.0039 per share and will expire in December 2009. The Series C warrant is immediately exercisable at an exercise price of $2.39 per share and will expire in January 2014. Each warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of, respectively, Series A preferred stock or Series C preferred stock based on the fair market value of the preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant also contains provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges. Upon the closing of this offering and conversion of the preferred stock, the Series A Warrant and Series C Warrant will each automatically become exercisable for up to 33,750 and 14,435 shares of our common stock, respectively.

Registration Rights

Under our second amended and restated investor rights agreement, six months after the effective date of this offering, the holders of approximately 26,591,969 shares of our common stock issued upon conversion of our preferred stock, and the holder of 14,435 shares of our common stock issued upon exercise of the outstanding Series C warrant, or their transferees, have the following rights:

Demand registration rights.    At any time beginning six months after the effective date of this offering, the holders of at least 30% of the shares having registration rights have the right to demand that we file registration statements on up to two separate occasions. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any registration under certain circumstances.

Form S-3 registration rights.    After we have qualified for registration on Form S-3, which will not occur until at least 12 months after we have become a public reporting company, each holder of shares having registration rights will have the right to demand that we file one or more registration statements for the holder on Form S-3 so long as the aggregate offering price, net of any underwriters' discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations. We may postpone the filing of a registration statement on Form S-3 for up to 90 days not more than twice in any twelve-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback registration rights.    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement, except for this offering, in which these registration rights have been waived by the stockholders or the underwriters have excluded the registration of any shares by existing investors, other than the selling stockholders.

Registration expenses.    We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file a registration statement, subject to limited exceptions.

Expiration of registration rights.    The registration rights described above will terminate upon the earlier of either three years following the closing of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder's registrable securities pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to                           shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

  •
  divide our board of directors into three classes;

  •
  provide that a director may be removed only for cause by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors;

  •
  provide that, subject to any rights that may exist for any preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

  •
  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

  •
  breach of their duty of loyalty to us or our stockholders;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law;

  •
  transaction from which the directors derived an improper personal benefit; or

  •
  other act or omission occurring prior to August 1, 1992.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit indemnification. We have obtained a directors' and officers' liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Nasdaq Global Market Listing

We intend to apply for listing of our common stock on the Nasdaq Global Market under the symbol TSMA.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, based on our outstanding shares as of September 30, 2007, and assuming no exercise of outstanding options or warrants, we will have outstanding an aggregate of              shares of our common stock             shares if the underwriters' over-allotment option is exercised in full). Of these shares, all of the shares sold in this offering (plus any shares sold as a result of the underwriters' exercise of the over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

The remaining             shares of common stock to be outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Of these restricted securities,             shares will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to the market stand-off provision in the second amended and restated investor rights agreement. Upon expiration of the 180-day transfer restriction period,             shares will be eligible for resale under Rule 144(k) and              shares will be eligible for resale under Rule 144, subject to volume limitations. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock that are deemed restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering assuming the effectiveness of our reverse stock split; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

In addition to the above requirements, sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

In general, under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Proposed Amendments to Rule 144

In July 2007, the SEC announced a number of proposed amendments to Rule 144 which, if adopted, would generally shorten from one year to six months the holding period for restricted securities and substantially reduce the restrictions (including the volume limitations) on the resale of securities by non-affiliates. These amendments would also shorten the Rule 144(k) holding period to one year. To the extent these proposed amendments are adopted by the SEC in the near future, a substantial amount of our common stock would be available for sale in the public market earlier than currently permitted, which could adversely affect the market price of our common stock. We do not know whether these proposed amendments to Rule 144 will be adopted as proposed, in a modified form, or at all.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or written agreement relating to compensation and who is not deemed to have been an affiliate of our company to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, substantially all of the shares issued pursuant to Rule 701 are subject to the lock-up agreements described below under the heading "Underwriting" and will only become eligible for sale upon the expiration or waiver of those agreements.

Lock-up Agreements

With the exception of our selling stockholders, we, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, without our prior written consent or, in some cases, the prior written consent of Piper Jaffray & Co. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws.

The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

If either of these events occur the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless Piper Jaffray & Co. waives the extension in writing.

Registration Rights

Upon the closing of this offering, and for three years thereafter, the holders of approximately 26,591,969 shares of our common stock issued upon conversion of our preferred stock, and the holder of 14,435 shares of our common stock issued upon exercise of the outstanding Series C warrant will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the 180-day transfer restriction period. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock — Registration Rights."

Equity Incentive Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1992 Stock Option Plan, our 2000 Equity Incentive Plan, our 2007 Equity Incentive Plan, our 2007 Employee Stock Purchase Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 and the 180-day lock-up arrangement described above, if applicable.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as sole book-running manager, Thomas Weisel Partners LLC is acting as joint-lead manager, and RBC Capital Markets Corporation, Canaccord Adams Inc. and BMO Capital Markets Corp. are acting as co-managers for this offering. Together, these firms are acting as representatives of the underwriters. The underwriters are committed to purchase, from us and the selling stockholders, and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
Thomas Weisel Partners LLC
RBC Capital Markets Corporation
Canaccord Adams Inc.
BMO Capital Markets Corp.
Total

The underwriters have advised us that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may re-allow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved a number of shares that will not exceed 5% of the shares of common stock to be sold in this offering for sale at the initial public offering price exclusively to directors, employees and persons having business relationships with or otherwise related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We granted the underwriters an option to purchase up to an additional             shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts, will be approximately $                                 million. The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share paid by us	$	$
Per share paid by the selling stockholders
Total	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

All of our directors and executive officers and the holders of substantially all of our outstanding shares and stock options are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. The lock-up provisions do not prevent security holders from transferring their shares or other securities as gifts, by will or intestate succession to members of their immediate family or to a trust for the benefit of members of their immediate family, in connection with the exercise of any stock options that expire during the lock-up period, to the extent necessary to fund the exercise price of such stock options, and certain other exceptions, provided in each case, that the recipient of these securities agrees to be locked-up to the same extent as the security holder from whom they received the shares.

In addition, we and the selling stockholders are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co., subject to certain specified exceptions.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray & Co. waives the extension in writing.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

  •
  the history of and the prospects for the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future earnings;

  •
  the recent market prices of securities of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop or, if it does develop, may not continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we and the selling stockholders have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resale of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

PJC Capital LLC, an affiliate of Piper Jaffray & Co., the sole book-running manager of this offering, purchased 418,410 shares of our Series C preferred stock on April 9, 2007. This interest represents less than 1% of our outstanding capital stock, on an as-converted to common stock basis. In addition, B. Kristine Johnson, one of our directors, is a member of the board of directors of Piper Jaffray Companies, the sole stockholder of Piper Jaffray & Co.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession or distributes this prospectus or any other material relating to the shares.

Notice to Prospective Investors

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of shares of our common stock to the public in this offering in that relevant member state prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. However, with effect from and including the relevant implementation date, it may make an offer of shares of our common stock to the public in that relevant member state at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any share or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares of our common stock to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to our company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a "non-U.S. holder" is any holder that is not, for U.S. federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation organized under the laws of the United States or any state;

  •
  a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of source.

If a partner or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. In addition, the summary does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, "controlled foreign corporation," "passive foreign investment company," bank, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. Finally, this summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder in respect of our common stock generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or other applicable form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners' or other owners' documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the Internal Revenue Service by filing an appropriate claim for refund with the Internal Revenue Service.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

  •
  the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States, in which case the special rules described below apply;

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition, and certain other requirements are met;

  •
  the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

  •
  the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if such non-U.S. holder is a corporation, it may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within five years before the transaction, a "U.S. real property holding corporation," or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, if our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the

non-U.S. holder actually or constructively held more than five percent of such regularly traded common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which may be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payer, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status and the payer does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code or such holder otherwise establishes an exemption. Some of the common means of certifying nonresident status are described under "Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock — Dividends." We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Oppenheimer Wolff & Donnelly LLP. The underwriters have been represented in connection with this offering by Fredrikson & Byron, P.A.

EXPERTS

The consolidated financial statements of Transoma Medical, Inc. as of June 30, 2006 and 2007 and for each of the years in the three-year period ended June 30, 2007, have been included in this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere and herein, the authority of said firm as experts in accounting and auditing. The audit report refers to our adoption of Statement of Financial Standards No. 123R, Share-based Payment, and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, on July 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. On the closing of this offering, we will be subject to the informational requirements of the Securities Exchange Act and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.transomamedical.com as soon as reasonably practicable after filing such documents with the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC's website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (651) 481-7422 or by mail at Transoma Medical, Inc., 4211 Lexington Ave North, Suite 2244, St. Paul, Minnesota 55126. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Transoma Medical, Inc. — Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of June 30, 2006 and 2007 and the three months ended September 30, 2007 (unaudited)	F-2
Consolidated Statements of Operations for the fiscal years ended June 30, 2005, 2006 and 2007 and the three months ended September 30, 2006 and 2007 (unaudited)	F-3
Consolidated Statements of Shareholders' Equity (Deficit) for the fiscal years ended June 30, 2005, 2006 and 2007 and the three months ended September 30, 2007 (unaudited)	F-4
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2005, 2006 and 2007 and the three months ended September 30, 2006 and 2007 (unaudited)	F-5
Notes to Consolidated Financial Statements	F-6

Report of Independent Registered Public Accounting Firm

The Board of Directors
Transoma Medical, Inc.:

We have audited the accompanying consolidated balance sheets of Transoma Medical, Inc. and subsidiaries (the Company) as of June 30, 2006 and 2007 and the related consolidated statements of operations, common shareholders' deficit, and cash flows for each of the years in the three-year period ended June 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transoma Medical, Inc. and subsidiaries as of June 30, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2007 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, on July 1, 2006 and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, in the year ended June 30, 2007.

/s/ KPMG LLP
Minneapolis, Minnesota
September 26, 2007

TRANSOMA MEDICAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share amounts)

	June 30,
			September 30, 2007	Pro forma September 30, 2007
	2006	2007
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,603	$16,167	$12,496
Accounts receivable, less allowances of $104 and $136 at June 30, 2006 and 2007, respectively, and $115 (unaudited) at Stepember 30, 2007	3,773	5,761	5,459
Inventories	3,088	3,485	3,524
Income taxes receivable	—	—	9
Prepaid expenses	536	684	502
Other current assets	104	90	68

Total current assets	16,104	26,187	22,058
Restricted investments	401	409	411
Property and equipment, net	3,827	3,777	4,137
Goodwill	249	249	249
Other intangible assets, net	1,812	1,575	1,516
Notes receivable from employee/shareholder	41	—	—
Deferred offering costs	—	297	868
Other	106	183	141

Total assets	$22,540	$32,677	$29,380

Liabilities and Common Shareholders' Deficit
Current liabilities:
Current portion of long-term debt	$988	$967	$1,080
Accounts payable	2,592	2,945	3,363
Accrued compensation	1,992	2,442	2,323
Income taxes payable	264	209	—
Deferred revenue	436	428	279
Customer advances	195	774	871
Other accrued liabilities	755	462	502

Total current liabilities	7,222	8,227	8,418
Accrued compensation, less current portion	50	—	—
Income taxes payable	—	—	315
Long-term debt, less current portion	1,247	1,556	1,839
Other	—	95	115

Total liabilities	8,519	9,878	10,687

Series A and Series A-1 redeemable convertible preferred stock; authorized 12,061,841 shares each; issued and outstanding 12,028,091 Series A shares at June 30, 2006 and 2007 and September 30, 2007 (unaudited) (liquidation preference of $18,113); no shares issued and outstanding, pro forma as adjusted	17,397	18,619	18,922
Series B and Series B-1 redeemable convertible preferred stock; authorized 7,132,500 shares each; issued and outstanding 7,032,499 Series B shares at June 30, 2006 and 2007 and September 30, 2007 (unaudited) (liquidation preference of $22,440); no shares issued and outstanding, pro forma as adjusted	14,086	15,432	15,767
Series C and Series C-1 redeemable convertible preferred stock; authorized 7,650,000 shares each; issued and outstanding 7,531,379 shares at June 30 and September 30, 2007 (unaudited) (liquidation preference of $30,600); no shares issued and outstanding, pro forma as adjusted	—	18,449	18,899
Commitments and contingency (Notes 6, 7 and 12)
Common shareholders' deficit:
Common stock, $0.001 par value; authorized 56,000,000 shares; issued and outstanding 16,737,389 shares and 17,304,380 shares at June 30, 2006 and 2007, respectively, and 17,337,036 shares at September 30, 2007 (unaudited), and 43,977,190 shares, pro forma as adjusted	17	17	17
Additional paid-in capital	—	—	—
Accumulated deficit	(17,479)	(29,718)	(34,912)

Total common shareholders' deficit	(17,462)	(29,701)	(34,895)

Total liabilities and common shareholders' deficit	$22,540	$32,677	$29,380

The pro forma balance sheet as of September 30, 2007 (unaudited) will be updated to reflect:

  1)
  the conversion of all our outstanding shares of redeemable convertible preferred stock into shares of common stock and preferred stock warrants to common stock warrants and the subsequent exercise of such warrants at September 30, 2007; and
  2)
  the receipt of the estimated net proceeds from the sale of                        shares of common stock in this offering at an assumed initial public offering price of $           per share, the mid-point of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSOMA MEDICAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year ended June 30,				Three months ended September 30,
	2005	2006	2007		2006	2007
					(unaudited)	(unaudited)
Net sales	$25,039	$30,916		$37,247	$8,385	$8,616
Cost of goods sold	7,836	9,155		10,876	2,190	2,430

Gross profit	17,203	21,761		26,371	6,195	6,186

Operating expenses:
Selling, general and administrative	6,528	9,649		14,944	3,233	4,371
Research and development	12,566	16,579		20,793	5,425	6,116

Total operating expenses	19,094	26,228		35,737	8,658	10,487

Loss from operations	(1,891)	(4,467)		(9,366)	(2,463)	(4,301)
Other income (expense):
Interest income	56	368		420	75	181
Interest expense	(121)	(139)		(210)	(45)	(54)
Foreign currency, net	(145)	18		140	11	71
Put option gain	19	64		—	—	—
Other, net	(41)	(10)		(56)	(8)	(6)

Loss before income taxes	(2,123)	(4,166)		(9,072)	(2,430)	(4,109)
Income tax expense	104	41		55	25	28

Net loss	(2,227)	(4,207)		(9,127)	(2,455)	(4,137)
Accretion of redeemable convertible preferred stock	(1,248)	(2,239)		(3,120)	(642)	(1,091)

Net loss attributable to common shareholders	$(3,475)	$(6,446)		$(12,247)	$(3,097)	$(5,228)

Basic and diluted net loss per share	$(0.21)	$(0.38)		$(0.72)	$(0.18)	$(0.30)

Basic and diluted weighted average common shares outstanding	16,917,258	16,798,015		17,002,730	16,827,471	17,326,882

Pro forma basic and diluted net loss per share (unaudited)			$			$

Pro forma basic and diluted weighted average common common shares outstanding (unaudited)

The pro forma basic and diluted net loss per share (unaudited) and basic and diluted weighted average common shares outstanding (unaudited) for the year and the three months ended June 30, 2007 and September 30, 2007, respectively, will be updated to reflect:

  1)
  the conversion of all our outstanding shares of redeemable convertible preferred stock into shares of common stock and preferred stock warrants to common stock warrants and the subsequent exercise of such warrants on July 1, 2006; and
  2)
  accretion for the redeemable convertible preferred shares as if it had not been recorded in the year ended June 30, 2007 and the quarter ended September 30, 2007.

  The accompanying notes are an integral part of these consolidated financial statements.

TRANSOMA MEDICAL, INC. AND SUBSIDIARIES

Consolidated Statements of Common Shareholders' Deficit

Years ended June 30, 2005, 2006 and 2007

(in thousands, except share amounts)

	Common stock			Notes receivable from employees/ shareholders
			Additional paid-in capital		Accumulated deficit
	Shares	Amount				Total
Balance at June 30, 2004	16,892,571	$17	$—	$(375)	$(7,066)	$(7,424)
Issuance of common stock upon exercise of stock options	51,656	—	17	—	—	17
Stock-based compensation	—	—	35	—	—	35
Principal payments received on promissory notes from employees/shareholders	—	—	—	159	—	159
Accretion of redeemable convertible preferred stock	—	—	(52)	—	(1,196)	(1,248)
Net loss	—	—	—	—	(2,227)	(2,227)

Balance at June 30, 2005	16,944,227	17	—	(216)	(10,489)	(10,688)
Issuance of common stock upon exercise of stock options	353,843	1	120	—	—	121
Redemption of common stock from employees/shareholders	(560,681)	(1)	—	—	(699)	(700)
Stock-based compensation	—	—	35	—	—	35
Principal payments received on promissory notes from employees/shareholders	—	—	—	216	—	216
Accretion of redeemable convertible preferred stock	—	—	(155)	—	(2,084)	(2,239)
Net loss	—	—	—	—	(4,207)	(4,207)

Balance at June 30, 2006	16,737,389	17	—	—	(17,479)	(17,462)
Cumulative effect of adjustment resulting from adoption of SAB No. 108	—	—	—	—	(448)	(448)

Adjusted balance at June 30, 2006	16,737,389	17	—	—	(17,927)	(17,910)
Issuance of common stock upon exercise of stock options	590,248	—	240	—	—	240
Redemption of common stock from employees/shareholders	(23,257)	—	—	—	(38)	(38)
Stock-based compensation	—	—	254	—	—	254
Accretion of redeemable convertible preferred stock	—	—	(494)	—	(2,626)	(3,120)
Net loss	—	—	—	—	(9,127)	(9,127)

Balance at June 30, 2007	17,304,380	$17	$—	$—	$(29,718)	$(29,701)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSOMA MEDICAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year ended June 30,			Three months ended September 30,
	2005	2006	2007	2006	2007
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(2,227)	$(4,207)	$(9,127)	$(2,455)	$(4,137)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	992	1,174	1,719	421	415
Loss on disposal of equipment	10	3	55	—	8
Stock-based compensation expense	35	35	254	21	105
Preferred stock warrant expense	—	—	95	1	7
Bad debt expense (recovery)	25	22	32	—	(21)
Forgiveness of note receivable from employee/shareholder	32	37	41	9	—
Put option gain	(19)	(64)	—	—	—
Implementation of FIN 48	—	—	—	—	—
Changes in operating assets and liabilities, net of impact from acquisition of Ponemah:
Accounts receivable	(526)	134	(2,020)	(1,174)	323
Inventories	(92)	(196)	(845)	(219)	(39)
Prepaid expenses and other assets	(236)	(299)	(506)	38	(328)
Restricted investments	—	(402)	(8)	—	(2)
Accounts payable, accrued expenses, and deferred revenue and customer advances	398	1,359	1,301	526	146
Income taxes payable/receivable	41	12	(55)	15	17

Net cash used in operating activities	(1,567)	(2,392)	(9,064)	(2,817)	(3,506)

Cash flows from investing activities:
Sale of short-term investments	1,981	—	—	—	—
Purchases of property and equipment	(635)	(2,414)	(1,759)	(702)	(580)
Purchase of Ponemah	—	(2,623)	—	—	—

Net cash provided by (used in) investing activities	1,346	(5,037)	(1,759)	(702)	(580)

Cash flows from financing activities:
Term loan and capital lease advances	426	1,500	1,408	—	648
Principal payments on term loans	(723)	(901)	(1,120)	(275)	(252)
Advances on employee/shareholder note	(110)	—	—	—	—
Principal payments on employees/shareholders notes	159	241	—	—	—
Issuance of Series B redeemable convertible preferred stock	—	13,069	—	—	—
Issuance of Series C redeemable convertible preferred stock	—	—	17,897	—	—
Issuance of common stock pursuant to exercise of stock options	17	121	202	60	19
Redemption of common stock	—	(700)	—	—	—

Net cash provided by (used in) financing activities	(231)	13,330	18,387	(215)	415

Increase (decrease) in cash and cash equivalents	(452)	5,901	7,564	(3,734)	(3,671)
Cash and cash equivalents:
Beginning of period	3,154	2,702	8,603	8,603	16,167

End of period	$2,702	$8,603	$16,167	$4,869	$12,496

Supplemental disclosures of cash flow information:
Cash payments for income taxes	$63	$29	$133	$13	$16
Cash payments for interest	$97	$114	$239	$39	$53
Noncash investing and financing activities:
Accretion of redeemable convertible preferred stock	$1,248	$2,239	$3,120	642	1,091
Redemption of common stock	—	—	$(39)	$(23)	—

The accompanying notes are an integral part of these consolidated financial statements.

TRANSOMA MEDICAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Transoma Medical, Inc. (the Company) is a medical technology company engaged in developing, manufacturing and distributing implantable, subcutaneous, wireless diagnostic and monitoring products. The Company is organized into two business segments: Data Sciences International (DSI) and Patient Management Device (PMD). The DSI segment provides products for monitoring animal models used in biomedical research. In general, the Company markets these products directly to end users in North America and Europe and with distribution partners in Japan and the rest of the world. The Company maintains three wholly owned subsidiaries operating as sales offices for its European customers.

The PMD segment is developing implantable, ambulatory systems that will monitor certain vital signs for people including blood pressure, cardiac rhythm, patient activity, intracardiac pressure, temperature and respiratory activity. The information derived from these systems will be used by physicians to more accurately diagnose patients and optimize therapies.

The following is a summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements.

(b) Interim Financial Statements

The Company has prepared the unaudited interim consolidated financial statements as of September 30, 2007 and for the three-month periods ended September 30, 2006 and 2007 and the related unaudited financial information in the footnotes in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission for interim financial statements. These interim financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly the Company's consolidated financial position, the results of its operations and its cash flows for the interim periods. The nature of the Company's business is such that the results of any interim period may not be indicative of the results to be expected for the entire year.

(c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

For purposes of reporting cash flows, all highly liquid debt investments purchased with an original maturity of three months or less are considered to be cash equivalents. At June 30, 2006 and 2007 and September 30, 2007 (unaudited), the Company's cash and cash equivalents primarily consisted of money market funds.

(f) Concentration of Credit Risk

The Company is potentially subject to credit risk in connection with its accounts receivable. The Company has a credit policy and performs ongoing credit evaluations of its customers. The Company does not generally require collateral or other security and maintains an allowance for potential credit losses. There were no customers having greater than 10% of the Company's sales for the audited periods presented or the accounts receivable balance as of June 30, 2006 and 2007 and September 30, 2007 (unaudited).

Accounts receivable relating to sales to customers outside of North America were approximately $2,038,000, $2,354,000 and $1,981,000 (unaudited) as of June 30, 2006 and 2007 and September 30, 2007, respectively. See Note 13 for geographic information on net sales.

(g) Sources of Supply

Many of the raw materials and purchased components used to manufacture the Company's products are purchased from single sources due to technology, price, quality, or other considerations. Some of these single-sourced components are manufactured to the Company's design and specifications. Most of these items, however, may be sourced from other suppliers, often after a requalification process. Sourcing from alternative suppliers, in some cases, may require additional product design to accommodate variations from the original components. In the event that the Company's supply of critical raw materials or components was interrupted due to the time required to requalify materials or components or modify product designs, the Company's ability to manufacture the related product in desired quantities and in a timely manner could be adversely affected. The Company attempts to mitigate these risks by working closely with key suppliers to coordinate product plans and the transition to replacement components for critical parts.

(h) Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out cost method. The Company evaluates inventories for obsolescence and excess quantities. The evaluation includes analyses of inventory levels, historical loss trends, expected product lives, product at risk of expiration, sales levels by product, and projections of future sales demand. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense to cost of goods sold.

(i) Restricted Investments

Restricted investments consist of deposits supporting an operating lease commitment and Company credit cards.

(j) Property and Equipment

Property and equipment and purchased software are recorded at cost. Cost for purchased software includes development and implementation costs capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Development and implementation costs that are capitalized include fees paid to third parties for services provided to develop the software during the application development stage as well as travel expenses incurred by their employees in their duties that are directly associated with those services. Payroll and payroll-related costs for employees are also capitalized to the extent that employees spend time directly on system configuration, testing and software coding. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to five years. Maintenance and repairs are expensed as incurred. The estimated useful lives for financial reporting purposes are as follows:

Manufacturing equipment	5 years
Data equipment and furniture	5 years
Leasehold improvements	5 years or less
Purchased software	3-5 years
Tooling	3 years
Laboratory equipment	5 years

(k) Goodwill

Goodwill represents the excess of the costs of the acquired entity over the amounts assigned to the assets purchased and liabilities assumed in connection with the Company's acquisition of a business. The carrying amount of goodwill is evaluated annually at June 30, and between annual evaluations if events occur or circumstances change indicating that the carrying amount of goodwill may be impaired. The carrying amount for goodwill was $248,643 as of June 30, 2006 and 2007 and September 30, 2007 (unaudited).

(l) Impairment of Long-Lived Assets

Long-lived assets such as property, equipment, software, and definite-life intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Indefinite-life assets are evaluated annually at June 30, and between annual evaluations if events occur or circumstances change indicating that their carrying amount may be impaired.

(m) Revenue Recognition

The majority of the Company's sales are made through its direct sales force. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; shipment has occurred, or delivery if the terms specify destination; the sales price is fixed or determinable; and collectibility is reasonably assured. However, in rare cases there are additional customer mandated performance requirements or acceptance criteria. In these cases, revenue is recognized when such requirements have been satisfied. Sales to distributors are recognized, net of distributor discounts, at the time of shipment to the distributor, provided that an order has been received, the price is fixed or determinable, there are no additional performance requirements, collectibility of the resulting receivable is reasonably assured and returns can be reasonably estimated. Sales of the Company's products and services are invoiced directly to the Company's customers and are not dependent upon third-party reimbursement. The Company's sales terms provide no right of return outside of the Company's standard warranty policy.

The Company derived all of its revenue from its DSI segment in the years ended June 30, 2005, 2006 and 2007 and the three months ended September 30, 2007 (unaudited). Revenue from the Company's DSI segment is derived through the sale of wireless implantable monitors that measure and transmit physiological data, and related data acquisition and analysis products. The Company also realizes revenue when it exchanges monitors that are returned by customers after use. Customers most often receive a reprocessed monitor in connection with this exchange process but a new monitor may be delivered if a reprocessed monitor is not available. Monitors that are returned by customers are recorded at no cost upon receipt. The costs to reprocess the monitor are capitalized as incurred. Once the monitors are reprocessed they are included in finished goods for future sale.

Many of the Company's sales involve bundled transactions with multiple elements. These elements consist of wireless implantable monitors, related data acquisition and analysis products, software upgrades and post-contract customer support (PCS). In transactions that include multiple products, software and/or services, the Company allocates the revenue to each element based on their vendor specific relative fair value, or in the absence of vendor specific fair value of delivered elements, the residual method in accordance with SOP 97-2, Software Revenue Recognition, and SOP 98-9, Modification of 97-2, Software Revenue Recognition, With Respect to Certain Transactions. To apply the residual method, the Company determined the vendor specific relative fair value for all undelivered elements which consist of software upgrades and PCS, based on evidence from stand-alone sales. Based on vendor specific objective evidence established for software upgrades and PCS, revenue is recognized ratably over the term of the contract, or if for specific upgrade rights, upon the satisfaction of all contractual terms. If the Company cannot establish vendor specific fair value for the undelivered elements, revenue in the entire arrangement is deferred over the service period. The Company recorded revenue attributed to service contracts of $246,338, $380,412 and $785,415 in the years ended June 30, 2005, 2006 and 2007, respectively, and $97,216 (unaudited) and $137,575 (unaudited) in the three months ended September 30, 2006 and 2007, respectively.

Costs related to products delivered are recognized in the period revenue is recognized. Cost of goods sold consists primarily of direct labor, manufacturing overhead, raw materials and components. Customer advances are accounted for as a liability until all criteria for revenue recognition have been met.

The Company did not record any revenue from its PMD segment in the years ended June 30, 2005, 2006 and 2007 and the three months ended September 30, 2007 (unaudited). Revenue from the Company's PMD segment will be derived through the sale of wireless implantable monitors that measure and transmit physiological data, and related products that enable the data to be forwarded to a third-party service center for automated analysis and review by a trained technician. The service center will be responsible for matching data identified as clinically relevant against physician-specified notification orders, and will notify physicians when appropriate under the physician's orders. The Company's sales terms will allow for the replacement of certain components which fail or otherwise become inoperative; the estimated cost associated with the replacement of these parts will be recognized when product is sold.

(n) Allowance for Uncollectible Amounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Customer credit terms are established prior to shipment with the standard being net 30 days. Credit terms for international distributors vary by contract. Collateral or any other security to support payment of these receivables generally is not required. The Company maintains allowances for uncollectible amounts. This allowance is an estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as past experience, credit quality of the customer base, age of the receivable balances, both individually and in the aggregate, and current economic conditions that may affect a customer's ability to pay. Provisions for the allowance for uncollectible amounts attributed to bad debt are recorded in general and administrative expenses. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. A roll forward of the allowance for uncollectible amounts is as follows:

	Year ended June 30,
	2005	2006	2007
	(in thousands)
Beginning balance	$65	$90	$104
Provision	25	23	32
Write-offs	—	(9)	—

Ending balance	$90	$104	$136

(o) Warranty Costs

The Company provides its customers with the right to receive replacement of any product that fails to perform to its specifications within its standard warranty periods which are 12 to 24 months. The Company has based its warranty provision on an analysis of historical warranty claims. Actual warranty claims in the future could exceed the Company's current warranty accruals if claims exceed the Company's historical experience.

Warranty reserve provisions and claims were as follows:

	Year ended June 30,			Three months ended September 30,
	2005	2006	2007	2007
				(unaudited)
	(in thousands)
Beginning balance	$110	$130	$149	$208
Provision	145	220	176	69
Usage	(125)	(201)	(117)	(34)

Ending balance	$130	$149	$208	$243

The Company is exposed to product liability claims that are inherent in the use of the products marketed to the biomedical research market, and in the testing, production, marketing and sale of medical devices intended for the management of patients with chronic cardiovascular disease. Management believes any losses that may occur from these matters are adequately covered by insurance, and the ultimate outcome of these matters will not have a material effect on the Company's financial position or results of operations. The Company experienced no product liability claims in the three-year period ended June 30, 2007 and the three months ended September 30, 2007 (unaudited).

(p) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In light of cumulative losses, the Company believes that it is more likely than not that the Company's net deferred tax asset will not be realized. Accordingly, a full valuation allowance has been recorded against the Company's net deferred tax assets.

(q) Stock-based Compensation

Effective July 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment (SFAS No. 123(R)), using the prospective method. SFAS 123(R) requires companies to measure and recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost under SFAS 123(R) is recognized ratably using the straight-line attribution method over the expected vesting period, which is considered to be the requisite service period. In addition, pursuant to SFAS 123(R), the Company is required to estimate the amount of expected forfeitures when calculating the compensation costs.

Prior to July 1, 2006, the Company applied the intrinsic-value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and provided the required pro-forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeded the exercise price on the date of grant. Therefore in the years ended June 30, 2005 and 2006, no compensation expense was recognized in the financial statements for stock-based compensation issued to employees and directors when the exercise price of the stock-based grant was at least equal to the fair value of the common stock on the date of grant. The Company recognized $35,041 and $35,477 in stock expense related to nonemployee stock options in the years ended June 30, 2005 and 2006, respectively.

For purposes of calculating the stock-based compensation under SFAS 123(R), the Company estimates the fair value of stock options using a Black-Scholes option-pricing model which is consistent with the model used for pro forma disclosures under SFAS 123 prior to the adoption of SFAS 123(R). The Black-Scholes option-pricing model incorporates various and highly sensitive assumptions including expected volatility, expected life, interest rates, and dividends. In accordance with SFAS 123(R) share-based compensation expense recognized in the statement of operations in the year ended June 30, 2007 and the three months ended September 30, 2007 (unaudited) is based on awards ultimately expected to vest and is reduced for estimated forfeitures of vested awards.

(r) Preferred Stock Warrants and Put Options

The Company's Series A, Series B and Series C redeemable convertible preferred stock are subject to redemption at the option of the holders in the event of the liquidation of the Company, which includes the Company's sale or merger. As a result, in accordance with the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150), the Company classifies the preferred stock warrants for Series A and Series C shares as liabilities on the balance sheet. The Company records preferred stock warrants at fair value with changes in fair value recorded in the statement of operations.

Three of the Company's employees/shareholders (the Shareholders) entered into put option agreements requiring the Company to purchase 760,869 common shares at $0.46 per share, or $350,000. These put options were subject to the provisions of SFAS No. 150. The common stock was to be redeemable at the option of the Shareholders upon the earlier of (a) the date of the Company's termination of a Shareholder's employment by the Company without cause; (b) the date of a Shareholder's constructive discharge, disability, or death; (c) 90 days after the date on which the Company shall have given written notice of the termination of the redemption feature to a Shareholder; or (d) December 21, 2007. These agreements were canceled by the Shareholders in March 2006. The Company recorded a put option gain of $64,245 in the year ended June 30, 2006 as a result of the cancellations.

(s) Advertising Costs

All advertising costs are expensed as incurred. The Company markets its products primarily through a direct sales force and advertising expenditures are not material.

(t) Research and Development

The Company expenses research and development costs as incurred, which includes the costs to design, develop, test, deploy and enhance its products. Research and development expense also includes the cost of clinical trials and obtaining regulatory approval for its products.

(u) Software Development Costs

Software development costs are expensed as incurred. SFAS No. 86, Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed, provides for the capitalization of certain software development costs incurred after technological feasibility of the software is established or for development costs that have alternative future uses. Under the Company's current practice of developing new products, the technological feasibility of the underlying software is not established until substantially all product development is complete, which generally includes the development of a working model.

(v) Foreign Currency Translation

The U.S. dollar is considered to be the functional currency for all of the Company's subsidiaries. The Company's outstanding balances in accounts receivable which are due in foreign currencies, as well as the assets and liabilities of its foreign subsidiaries, are translated into the U.S. dollar using the exchange rates in effect at the balance sheet date. Sales and expenses denominated in foreign currencies are translated at exchange rates in effect on the transaction date. Foreign currency transaction gains and losses and translation differences arising on consolidation of the subsidiaries are included in other income (expense) in the consolidated statements of operations.

(w) Reclassifications

Certain fiscal 2005 and 2006 amounts in other expense and segment information have been reclassified from prior reported balances to conform to the fiscal 2007 presentation.

(x) Net Loss per Share

Basic net loss per common share is calculated using the weighted-average number of common shares outstanding during the period that are not subject to vesting provisions. Basic and diluted net loss per common share was the same for all periods presented, as the impact of all potentially dilutive securities outstanding was anti-dilutive.

(y) Deferred Offering Costs

The Company has filed a Registration Statement with the Securities and Exchange Commission to sell shares of common stock in an initial public offering ("IPO"). The Company has deferred legal and accounting fees related to the preparation of its IPO. Such costs are initially deferred until the offering is completed, at which time they are recorded as a reduction of gross proceeds from the offering, or expensed to operations if the offering is unsuccessful.

(z) New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. FIN 48 is effective for the Company on July 1, 2007. See Note 8, Income Taxes, for the impact on the Company's consolidated financial statements resulting from the adoption of this standard.

In September 2006, the FASB issued SFAS 157, Fair Value Measurement. This standard provides guidance on using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The statement is effective for the Company beginning July 1, 2008. The Company does not believe that the implementation of SFAS 157 will have a material impact on its results of operations and financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 requires registrants to quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 became effective for the Company in the year ended June 30, 2007. See Note 10(g) for the impact on the Company's consolidated financial statements resulting from the adoption of this standard.

(aa) Pro Forma Balance Sheet and Loss per Share Data (Unaudited)

If the IPO is consummated as presently anticipated, each share of Series A, B and C redeemable convertible preferred stock will convert into one share of common stock and the Series A and C warrants will convert to common stock warrants. The unaudited pro forma balance sheet as of September 30, 2007 reflects the conversion of the redeemable convertible preferred shares into common stock and the conversion and exercise of the Series A and C warrants at September 30, 2007 at a 1-for-1 conversion ratio. The unaudited pro forma net loss per share is calculated as if the redeemable convertible preferred shares and warrants had been converted on July 1, 2006, and the conversion and exercise of the Series A and C warrants on July 1, 2006 and accretion for the redeemable convertible preferred stock was not recorded in the year ended June 30, 2007 and the three months ended September 30, 2007. The conversion does not include any adjustments for potential stock splits.

(2)  Liquidity

 The Company incurred net losses of $2,227,071, $4,206,422 and $9,126,907 in the years ended June 30, 2005, 2006 and 2007, respectively and $4,136,783 (unaudited) in the three months ended September 30, 2007. These losses are the result of the increasing costs incurred by the Company's PMD segment in connection with its strategy to develop implantable, ambulatory systems that will monitor certain vital signs for people including blood pressure, cardiac rhythm, patient activity, intracardiac pressure, temperature and respiratory activity. The Company expects net losses to continue and will require additional capital to execute its business plan.

The Company's long-term capital requirements will depend upon numerous factors, including (a) achievements in product development, regulatory approvals, and market acceptance of the Company's PMD products; (b) the level of resources needed to expand the Company's business and manufacturing capabilities for its PMD products; and (c) its ability to generate planned cash flows from its DSI operations. Taking into consideration all of these factors, management believes that the Company will have sufficient working capital to meet its obligations when they become due and to ensure its continued operation through at least the end of the fiscal year ending June 30, 2008.

There can be no assurance that adequate funds will be available when needed or on acceptable terms. If the Company is unable to raise an adequate level of additional capital or generate sufficient cash flows from operations, the Company's ability to execute its business plan will be significantly impaired. On October 12, 2007, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with its proposed IPO. If the offering is successfully completed, the Company intends to use the net proceeds for working capital and general corporate purposes (see Note 14).

(3)  Inventories

 Inventories consist of the following:

	June 30,		September 30,
	2006	2007	2007
			(unaudited)
	(in thousands)
Raw materials	$914	$1,772	$1,850
Work in process	1,152	1,196	1,336
Finished goods	1,022	517	338

	$3,088	$3,485	$3,524

(4)  Property and Equipment

 Property and equipment consist of the following:

	June 30,
Category
	2006	2007
	(in thousands)
Manufacturing equipment	$1,141	$1,173
Data equipment and furniture	2,372	2,691
Leasehold improvements	890	898
Purchased software	1,390	2,016
Tooling	1,370	1,490
Laboratory equipment	2,173	2,452
Construction in process	—	—

	9,336	10,720
Less accumulated depreciation and amortization	5,509	6,943

Property and equipment, net	$3,827	$3,777

Depreciation expense for property and equipment was $991,763, $1,075,675 and $1,482,376 in the years ended June 30, 2005, 2006 and 2007, respectively.

(5)  Acquisition

 The Company acquired a business in the year ended June 30, 2006. The acquired business is primarily in the business of developing and selling software used for analysis of physiological information derived from both wired and wireless, implantable physiological monitors used in the biomedical research market. The software is branded under the trade name of Ponemah. The Company acquired the business to add the Ponemah software to its product offering and gain access to more biomedical research laboratories. The acquisition was completed on February 3, 2006. The cost of the acquired entity was $2,623,211. Operating results for the acquired entity are included in the Company's consolidated statements of operations for the period of February 4, 2006 through June 30, 2006, the year ended June 30, 2007, and the three months ended September 30, 2006 and 2007.

The purchase price was allocated, as applicable, between net tangible assets, goodwill, and other intangible assets. Accounts receivable, prepaid expenses, accounts payable and accrued expenses were valued at the recorded cost as of the acquisition date. Inventories were valued at fair market value after giving consideration to such factors as obsolescence and excess quantities and included the estimated manufacturer's profit for finished goods. The Company inventoried all of the property and equipment that was determined to have future value for the ongoing operations and recorded it at the estimated fair market value. The developed technology intangible asset is represented by the revenue of the Company's existing products and services and fair value was determined using the relief-from-royalty method, which calculates the present value of the after-tax income saved by owning the proprietary technology rather than licensing the rights from a third party. The customer relationship intangible asset was determined through contracts and represents the revenue and cash flow generated by the existing customer base and considers expected retention rates. The value of the customer relationships was determined using the income approach, or the excess earnings method, which calculates the present value of projected earnings of the company and includes contributory charges for use of the other assets (both tangible and intangible) that are required to generate revenue. The Ponemah trade name and related trademark derive value based on the Company's revenue and fair value was determined using the relief-from-royalty method, which calculated the present value of the after-tax income saved by owning the trade name and trademark rather than licensing the rights from a third party. The Ponemah trade name and related trademark, which are integrated into our product offerings, were deemed to have an indefinite life.

A summary of the accounts of the purchased entity as of the date of acquisition is as follows:

(in thousands)
Accounts receivable	$329
Inventories	441
Prepaid expenses	9

Total current assets	779
Property and equipment	117
Goodwill	249
Other intangible assets	1,910
Other	12

Total assets	3,067
Less accounts payable and accrued expenses	444

Total purchase price	$2,623

The acquisition described above was not material to the Company's consolidated results of operations and, therefore, the Company has excluded the pro forma information from this note. The results of the acquisition are included in the Company's consolidated statements of operations since February 4, 2006.

Other intangible assets as of June 30, 2007 consist of the following:

	Weighted average useful life (in years)	Gross carrying amount	Accumulated amortization	Net carrying amount
		(dollar amounts in thousands)
Developed technology	4	$180	$64	$116
Trademarks and trade names	Indefinite	200	—	200
Customer relationships	8	1,530	271	1,259

Other intangible assets		$1,910	$335	$1,575

Intangible assets are amortized using methods which approximate the benefit provided by the utilization of the assets. Patents and licenses, developed technology, and customer relationships are amortized on a straight line basis. Goodwill is not deductible for income tax purposes.

Total amortization of intangible assets was $98,440 and $236,256 for the years ended June 30, 2006 and 2007, respectively, and $59,064 (unaudited) for each of the three-month periods ended September 30, 2006 and 2007.

Based on the intangible assets in service as of June 30, 2007, estimated amortization expense for the next five years is as follows:

Year ending June 30:	(in thousands)
2008	$236
2009	236
2010	218
2011	191
2012	191

(6)  Long-Term Debt

 The Company financed certain furniture, equipment, and software using term loans. The term loans outstanding at June 30, 2007 accrue interest at rates from 4.5% to 9.5% and expire at varying dates from December 2007 through May 2011. The weighted average interest rate of the term loans outstanding at June 30, 2007 was 8.5%.

The Company borrowed an additional $376,396 under term loans during the three months ended September 30, 2007 (unaudited). The Company also financed equipment purchases of $271,173 under capital lease arrangements during this same period (unaudited). The term loan and capital leases outstanding at September 30, 2007 accrue interest at rates from 4.5% (unaudited) to 10.5% (unaudited) and expire at varying dates from December 2007 through September 12, 2012 (unaudited). The weighted average interest rate of the term loans and capital leases outstanding at September 30, 2007 is 8.0% (unaudited).

The term loans for purchased furniture, equipment, and software (equipment advances) were provided to the Company pursuant to a loan and security agreement entered into by the Company with a bank in December 2002 and amended in November 2003, June 2005, January 2007, and July 2007 (the Agreement). After the July 2007 amendment, $1,892,414 remained available for future equipment advances to the Company pursuant to the Agreement. As of September 30, 2007, $1,516,018 (unaudited) remained available for future equipment advances. At June 30, 2006 and 2007 and September 30, 2007, outstanding term loans were $2,235,171, $2,523,206 and $2,647,295 (unaudited), respectively.

Equipment advances pursuant to the Agreement generally require 48 monthly payments of principal and accrued interest. Interest is 0.5% to 1.25% over the bank's most recently announced "prime rate"

as of the funding date for each equipment advance. The interest for equipment advances received since September 2005 is variable with changes to the prime rate. Equipment advances received prior to September 2005 require an additional final payment equal to 5% of the amount advanced ("final payment"). These final payments are $23,987 and $21,290 for the years ending June 30, 2008 and 2009, respectively. The Company is recording the additional final payments as interest expense over the loan term. Three of the term loans pursuant to the amendment dated June 2005 have a prepayment fee. That fee is 1% of the outstanding balance, or $2,673, as of June 30, 2007.

The Agreement also provides a revolving line whereby advances are available to the Company based on eligible accounts receivable and eligible inventories. The Agreement amendment in July 2007 increased the advances available to the Company in connection with the revolving line from $4,000,000 to $6,000,000 and added eligible inventories to the borrowing base. There were no outstanding advances on the revolving line at June 30, 2006 and 2007 and September 30, 2007 (unaudited). The revolving line terminates in July 2008.

The Company has granted the bank a continuing security interest in all personal property other than personal property secured previously pursuant to other banking relationships and intellectual property. In addition, the Agreement provides for certain covenants. The covenants, as amended through July 2007, included a) a specified ratio of cash and cash equivalents held with the bank plus current accounts receivable generated in the ordinary course of business, divided by the defined monetary obligations of Company to the bank, of at least 1.25 to 1.0; and b) tangible net worth, as defined by the Agreement, of at least $12,000,000. The loan agreement was amended further in November 2007 whereby the tangible net worth covenant was reduced from $12.0 million to $7.7 million effective from October 31, 2007 through February 29, 2008, and to $6.2 million effective from March 31, 2008 and thereafter. The Company was in compliance with all covenants during the year ended June 30, 2007 and the three months ended September 30, 2007 (unaudited).

As of June 30, 2007, future principal payments of all term loans are as follows:

Year ending June 30:	(in thousands)
2008	$967
2009	844
2010	517
2011	195

2,523
Less current portion	967

Term loans payable, net of current portion	$1,556

Interest expense was $121,337, $139,384 and $209,792 in the years ended June 30, 2005, 2006 and 2007, respectively.

(7) Operating Lease Commitments

 The Company leases its facilities under noncancelable operating lease agreements. The leases for its principal facilities expire during fiscal years 2008 and 2009. Rent expense was approximately $712,000, $804,000 and $916,000 in the years ended June 30, 2005, 2006 and 2007, respectively.

As of June 30, 2007, approximate annual commitments pursuant to operating lease agreements are as follows:

Year ending June 30:	(in thousands)
2008	$545
2009	141
2010	71
2011	12

$769

On October 2, 2007, the Company signed a construction and lease agreement for a new building in connection with its plans to move its principal facilities in the first quarter of fiscal 2009 (see Note 14).

(8) Income Taxes

 Net deferred tax assets and liabilities consisted of the following components:

	June 30,
	2005	2006	2007
	(in thousands)
Deferred tax assets and liabilities:
Net operating loss carryforwards	$2,763	$4,248	$7,131
Accrued expenses	572	644	651
Intangible assets	—	(14)	47
Foreign tax credit carryforward	20	20	20
Research and development credit carryforward	3,045	3,889	4,647
Alternative minimum tax credit carryforward	9	9	9
Property and equipment	37	84	186

	6,446	8,880	12,691
Less valuation allowance for tax credit carryforward	(6,446)	(8,880)	(12,691)

Net deferred tax assets and liabilities	$—	$—	$—

The valuation allowance for deferred tax assets was $6,445,800, $8,880,200, and $12,691,300 as of June 30, 2005, 2006 and 2007, respectively. The net change in the total valuation allowance was an increase of $1,296,100, $2,434,400 and $3,811,100 in the years ended June 30, 2005, 2006 and 2007, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to the uncertainty of realizing the deferred tax asset, management has placed a valuation allowance against the deferred tax asset.

The income tax expense consists of the following:

	Year ended June 30,
	2005	2006	2007
	(in thousands)
Current:
Federal and state	$27	$12	$—
Foreign	77	29	55
Deferred	—	—	—

Income tax expense	$104	$41	$55

The income tax expense as reported differs from the income tax benefit calculated by applying the U.S. federal income tax rate to pretax income from operations due to the following:

	Year ended June 30,
	2005	2006	2007
	(in thousands)
Computed "expected" federal tax benefit	$(728)	$(1,395)	$(3,084)
Increase (decrease) in income taxes resulting from:
State taxes, net of federal benefit	(15)	(84)	(179)
Research and development and other credits	(614)	(894)	(758)
Effect of foreign operations	158	(80)	34
Tax-exempt income/nondeductible expenses, other	7	27	147
Other	—	32	84
Change in deferred tax valuation allowance resulting from estimated realizability of tax credit carryforwards	1,296	2,435	3,811

Income tax expense	$104	$41	$55

The Company has federal and state credit carryforwards at June 30, 2007 of approximately $4,675,300 which are available to reduce income taxes payable in future years. If not used, $111,600 of these carryforwards will expire in the next 5 years, with the remainder expiring in the years 2013 through 2027. In addition, the Company has federal net operating losses available at June 30, 2007 of approximately $19,986,600. If not used, these carryforwards will begin to expire in 2023.

The tax credits and net operating losses of the Company are potentially subject to annual limitations under Internal Revenue Code Sections 382 and 383 as a result of significant changes in ownership. Subsequent equity changes could further limit the utilization of the net operating losses and credits.

U.S. income taxes have not been provided on approximately $452,000 of undistributed earnings of non-U.S. subsidiaries. The Company plans to permanently reinvest these undistributed earnings.

(9) Income Taxes — Adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN48), Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (unaudited)

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109," on July 1, 2007. Upon adoption of FIN 48, the Company recorded a net $90,000 increase in the liability for unrecognized tax benefits, which was recorded as a decrease to the July 1, 2007 beginning retained earnings balance. As of the adoption date, the Company has gross unrecognized tax benefits of $473,000. Of this total, $473,000 (net of tax benefits available in other jurisdictions) represents the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate. The entire liability for unrecognized tax benefits is classified as non-current as no payments are expected to be made in the next twelve months. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense. As of July 1, 2007, $96,000 of accrued interest and penalties was included in the total unrecognized tax benefits balance.

The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within twelve months of adoption of FIN 48.

The Company files tax returns, including returns for its subsidiaries, in the United States federal jurisdiction and in various foreign and state jurisdictions. Major taxing jurisdictions include the United States, United Kingdom, France and Germany. Uncertain tax positions are related to tax years that remain subject to examination. As of the date of the adoption, U.S. tax returns for fiscal years ended June 30, 2004, 2005, and 2006 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended June 30, 2003 through June 30, 2007 remain subject to examination by state and local tax authorities. The statute of limitations for the foreign tax jurisdictions to examine tax returns ranges from five to 21 years.

(10)  Shareholders' Deficit

(a)  Common Stock

In conjunction with the sale of the Company's Series A preferred shares in the year ended June 30, 2002, the Company entered into a Stock Restriction Agreement (the Agreement) with several common stockholders, including two employees/officers (the Founders). The Agreement restricts the subsequent transfers or sales of 13,503,503 shares of common stock held by the common stockholders, including 4,007,936 shares held by the Founders. The Agreement terminates upon the earliest of a closing of an underwritten public offering pursuant to an effective registration statement with a per share of at least $3.01 per share, the conversion of Series A preferred shares into common stock, or the Company's sale, liquidation or bankruptcy.

(b)  Stock Option Plans

As of June 30, 2007, options for up to 6,176,060 shares of common stock were reserved for issuance under the Company's 1992 and 2000 Stock Option Plans, as amended. No shares are available for future grants under the 1992 Stock Option Plan. There were 1,473,814 shares available under the 2000 Stock Option Plan for future grants as of June 30, 2007. In August 2007, the Company adopted the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan provides for 4,000,000 shares to be made available for future grants that may include stock options (both incentive and non-qualified), stock appreciation rights, restricted stock awards, stock unit awards, performance stock awards and stock bonuses. On each July 1st, from July 1, 2008 through July 1, 2017, the shares available under the 2007 Stock Incentive Plan for future grants will automatically increase by 3% of the total number of shares of the Company's common stock outstanding on June 30th of the preceding calendar year unless the Company's Board of Directors authorizes a lower percentage. In connection with adopting the 2007 Stock Incentive Plan, the Company will no longer grant options from the 2000 Stock Option Plan. However upon option cancellations in either the 1992 Stock Option Plan or the 2000 Stock Option Plan, shares will be put into the 2007 Stock Incentive Plan and made available for future grants. As of September 30, 2007, 8,750,465 shares of common stock (unaudited) were reserved for issuance upon exercise of outstanding options issued under the Company's 1992 and 2000 Stock Option Plans, as amended, and under outstanding options and future awards under the Company's 2007 Stock Incentive Plan. There were 3,946,031 shares (unaudited) available under the 2007 Stock Incentive Plan for future grants as of September 30, 2007.

Stock options may be granted to employees, consultants, and directors. All incentive stock options must be granted at no less than 100% of the fair market value of the stock on the date of grant, or 110% for employees owning more than 10% of the Company's voting shares. The options expire at varying dates not to exceed ten years from the grant date, or five years for employees owning more than 10% of the Company's voting shares, and are not transferable except by will or by the laws of descent and distribution. Outstanding employee options vest 25% after the first year following the option date, and then 6.25% after each subsequent quarter through the fourth year.

During the 15-month period ended September 30, 2007, the Company granted stock options with exercise prices as follows:

Grant date	Shares	Exercise price	Fair value per share	Intrinsic value
August 30, 2006	614,100	$1.39	$1.39	$—
December 6, 2006	302,500	1.55	1.55	—
December 18, 2006	2,500	1.55	1.55	—
February 27, 2007	82,000	2.39	2.39	—
March 29, 2007	33,500	2.39	2.39	—
April 6, 2007	17,500	2.39	2.39	—
April 18, 2007	87,500	2.39	2.39	—
May 4, 2007	5,000	2.39	2.39	—
May 11, 2007	2,500	2.39	2.39	—
May 15, 2007	315,000	2.39	2.39	—
May 31, 2007	15,000	2.39	2.39	—
June 14, 2007	63,000	2.94	2.94	—
September 25, 2007 (unaudited)	55,000	3.19	3.19	—

	1,595,100

The Company has estimated the fair market value of its common stock at each date at which options are granted based on factors such as the price of the most recent preferred stock sales to investors, common stock transactions, valuation studies, the valuations of comparable companies, the status of the Company's product development and sales efforts, the amount of cash held by the Company, revenue growth, the preferences held by the preferred stock classes in favor of common shares, and additional objective and subjective factors relating to the Company's business. Fair market values for options granted on August 30, 2006, December 6, 2006 and December 18, 2006 for 614,100 shares at $1.39 per share, 302,500 shares at $1.55 per share and 2,500 shares at $1.55 per share, respectively, were based on contemporaneous valuation studies. Fair market values for options granted from February 27, 2007 through May 31, 2007 totaling 558,000 shares at $2.39 per share were based primarily on the price of the Company's Series C redeemable convertible preferred stock sold during that same period of time in four separate rounds, while still giving consideration to other objective and subjective factors during that period. Fair market values for options granted on June 14, 2007, August 2, 2007 and September 25, 2007 for 63,000 shares at $2.94 per share 108,500 shares at $2.94 per share (unaudited) and 55,000 shares at $3.19 per share (unaudited), respectively, were determined by interpolating between the price of the Series C shares and an estimated IPO price after giving consideration to objective and subjective factors including the status of the submission for the Company's implantable, wireless monitoring system for clearance by the Food and Drug Administration and operating results through such dates.

The Company recorded $35,041, $35,477 and $254,392 of stock-based compensation expense in the years ended June 30, 2005, 2006 and 2007, respectively, and $21,169 (unaudited) and $105,061 (unaudited) in the three months ended September 30, 2006 and 2007, respectively.

Information with respect to the number and weighted average exercise price of stock options under all stock option plans is summarized as follows:

	Year ended June 30,						Three months ended September 30, 2007
	2005		2006		2007
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
							(unaudited)	(unaudited)

Outstanding at beginning of year	3,094,727	$0.37	3,739,727	$0.37	4,028,736	$0.47	4,702,246	$0.92
Granted	748,500	0.40	708,000	0.94	1,540,100	1.85	163,500	3.02
Exercised	(51,656)	0.33	(353,843)	0.34	(590,248)	0.41	(32,656)	0.57
Canceled	(51,844)	0.37	(65,148)	0.44	(276,342)	0.71	(28,656)	0.81

Outstanding at end of year	3,739,727	0.37	4,028,736	0.47	4,702,246	0.92	4,804,434	0.99

Weighted average fair value of options granted during the year:
Incentive stock options		$0.14		$0.27		$1.01		$1.48
Nonqualified stock options		0.21		0.55		0.99			(1)

(1)
There were no nonqualified stock options granted in the three months ended September 30, 2007.

Shares issued in the year ended June 30, 2007 pursuant to the exercise of stock options included the redemption of 23,257 common shares previously owned by the option holders for more than six months, having a fair market value of $38,837 at the dates of exercise, as consideration for the exercise value of the stock options.

The following table summarizes information about stock options outstanding and exercisable options segregated by exercise price ranges at June 30, 2007:

Options outstanding					Options exercisable
Range of exercise prices	Number of shares outstanding	Weighted average remaining life (in years)	Weighted average exercise price	Intrinsic value of shares outstanding	Number of shares exercisable	Weighted average remaining life (in years)	Weighted average exercise price	Intrinsic value of shares outstanding
$0.01-0.25	853,069	4.65	$0.23		852,944	4.65	$0.23
0.36-0.46	1,599,915	5.48	0.40		1,326,384	5.13	0.40
0.75-0.88	552,162	5.43	0.80		327,037	4.23	0.79
1.25-1.55	1,076,600	9.16	1.41		69,375	8.68	1.25
2.39-2.94	620,500	9.85	2.45		30,000	9.93	2.39

	4,702,246	6.74	0.92	$9,511	2,605,740	5.01	0.44	$6,516

The intrinsic values above represent the aggregate value of the total pre-tax intrinsic value, based upon a common stock price of $2.94 at June 30, 2007, and the contractual exercise prices.

The following table summarizes information concerning unvested options in the year ended June 30, 2007 and the three months ended September 30, 2007:

	Year ended June 30, 2007		Three months ended September 30, 2007
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
			(unaudited)	(unaudited)
Unvested at beginning of period	1,373,083	$0.67	2,096,506	$1.51
Granted	1,540,100	1.85	163,500	3.02
Vested	(581,365)	0.71	(240,681)	1.06
Forfeited/cancelled	(235,312)	0.76	(28,656)	0.81

Unvested at end of period	2,096,506	$1.51	1,990,669	$1.70

As a result of the adoption of SFAS No. 123(R), the Company recorded $254,392 and $105,061 (unaudited) of expense in the year ended June 30, 2007 and the three months ended September 30, 2007, respectively, as follows:

	June 30, 2007	Sept 30, 2007
		(unaudited)
	(in thousands)
Sales, general, and administrative	$141	$67
Research and development	99	32
Cost of goods sold	14	6

	$254	$105

The fair value of each option granted in the year ended June 30, 2007 and the three months ended September 30, 2007 was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions:

	June 30, 2007	September 30, 2007
		(unaudited)
Risk-free interest rates	4.44% - 5.16%	4.41% - 4.68%
Expected life	6.25 years	6.25 years
Expected volatility	50%	43%
Dividend yield	0%	0%

The risk-free interest rate assumption was based on the U.S. Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award. The expected term of options granted is determined using the simplified method allowed by SAB 107. Under this approach, the expected term is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company has used a volatility assumption based on the volatility experienced by similar public medical technology companies. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. The Company uses historical forfeiture data to support an estimated annual forfeiture rate of 4% for employees. The estimated annual forfeiture for officers is 0%. In addition, SFAS 123(R) requires the Company to reflect the benefits of tax deductions in excess of recognized compensation cost to be reported as both a financing cash inflow and an operating cash outflow upon adoption. The Company has recognized no such tax benefits to date.

The Company recorded cash received from the exercise of stock options of $16,931, $120,733 and $201,982 in the years ended June 30, 2005, 2006 and 2007, respectively, and $59,578 (unaudited) and $18,540 (unaudited) in the three months ended September 30, 2006 and 2007, respectively, and did not recognize any related tax benefits in those periods. Upon exercise, the Company issues new shares of stock. The aggregate intrinsic value of share options exercised in the year ended June 30, 2007 and the three months ended September 30, 2007 was approximately $810,000 and $86,000 (unaudited), respectively. As of June 30, 2007 and September 30, 2007, there was approximately $1.3 million and $1.4 million (unaudited), respectively, of total unrecognized compensation costs related to outstanding options granted after the adoption of SFAS 123(R), which is expected to be recognized over a weighted average period of 1.8 years.

(c)  Employee Stock Purchase Plan

In August 2007, the Company adopted the 2007 Employee Stock Purchase Plan (2007 ESPP) whereby 1,500,000 shares of its common shares are reserved for issuance to its employees. The first offering period for the 2007 ESPP will be determined at the sole discretion of the Company's Compensation Committee. On each July 1st, from July 1, 2008 through July 1, 2017, the number of common shares available for issuance under the 2007 ESPP will automatically increase by 1% of the total number of shares of the Company's common stock outstanding on June 30th of the preceding calendar year unless the Company's Board of Directors authorizes a lower percentage.

Under the 2007 ESPP, eligible employees will have the right to purchase common shares through payroll deductions up to a maximum of 10% of the participant's eligible compensation made during an offering period. The Company will sell shares under the 2007 ESPP to participants at 85% of the lesser of their fair market value at the beginning of an offering period or at the end of an offering period.

(d)  Redeemable Preferred Stock

The Company raised net proceeds of $11,887,057 through the sale of 12,028,091 shares of Series A redeemable convertible preferred stock (Series A) in the year ended June 30, 2002. Series A shares are convertible one for one into common stock at the option of the holder or automatically at the time of an underwritten public offering with a per-share price of at least $3.01. The conversion price is subject to adjustment as a result of a common stock split or dividend and weighted average adjustment if the Company issues stock, warrants, purchase rights, or convertible securities at a price less than $1.004 per share. The Series A stockholders have customary liquidation rights upon the dissolution or winding down of the Company of $1.51 per share plus accumulated declared but unpaid dividends. The Series A preferred stockholders have the same liquidation rights upon a merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the then current stockholders of the Company do not hold a majority of the shares of the surviving corporation. Series A shares, as amended in connection with the sale of the Series C shares in the year ended June 30, 2007, may be redeemed after February 25, 2012, at the option of the preferred stockholders, in three equal annual installments at the original purchase price plus accrued dividends calculated at the annual rate of 10%. The Company recorded $1,244,192, $1,218,469 and $1,218,527 in the years ended June 30, 2005, 2006 and 2007, respectively, and $304,632 (unaudited) and $303,072 (unaudited) in the three months ended September 30, 2006 and 2007, respectively, to increase the carrying value of Series A for the pro-rata accretion of its redemption value of $24,262,479. The liquidation preference and redemption price are subject to adjustment as a result of a common stock split or dividend, combination, or other similar recapitalizations.

The Company raised net proceeds of $13,068,806 through the sale of 7,032,499 shares of Series B redeemable convertible preferred stock (Series B) in the year ended June 30, 2006. Series B shares are convertible one for one into common stock at the option of the holder or automatically at the time of an underwritten public offering with a per-share price of at least $5.63. The conversion price is subject to adjustment as a result of a common stock split or dividend and weighted average adjustment if the Company issues stock, warrants, purchase rights, or convertible securities at a price less than $1.877 per share. The Series B stockholders have customary liquidation rights upon the dissolution or winding down of the Company of $3.19 per share plus accumulated declared but unpaid dividends. The Series B preferred stockholders have the same liquidation rights upon a merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the then current stockholders of the Company do not hold a majority of the shares of the surviving corporation. Series B shares, as amended in connection with the sale of the Series C shares in the year ended June 30, 2007, may be redeemed, at the option of the preferred stockholders, in three equal annual installments commencing February 25, 2012 at the original purchase price plus accrued dividends calculated at the annual rate of 10%. The Company recorded $1,017,245 and $1,346,239 in the years ended June 30, 2006 and 2007, respectively, and $336,560 (unaudited) and $334,553 (unaudited) in the three months ended September 30, 2006 and 2007, respectively, to increase the carrying value of Series B for the pro-rata accretion of its redemption value of $21,665,062. The liquidation preference and redemption price are subject to adjustment as a result of a common stock split or dividend, combination, or other similar recapitalizations.

The Company raised net proceeds of $17,896,951 through the sale of 7,531,379 shares of Series C redeemable convertible preferred stock (Series C) in the year ended June 30, 2007. Series C shares are convertible one for one into common stock at the option of the holder or automatically at the time of an underwritten public offering with a per-share price of at least $5.258 and net proceeds of at least $30,000,000. The conversion price is subject to adjustment as a result of a common stock split or dividend and weighted average adjustment if the Company issues stock, warrants, purchase rights, or convertible securities at a price less than $2.39 per share. The Series C stockholders have customary liquidation rights upon the dissolution or winding down of the Company of $4.063 per share plus accumulated declared but unpaid dividends. The Series C preferred stockholders have the same liquidation rights upon a merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the then current stockholders of the Company do not hold a majority of the shares of the surviving corporation. Series C shares may be redeemed, at the option of the preferred stockholders, in three equal annual installments commencing February 25, 2012 at the original purchase price plus accrued dividends calculated at the annual rate of 10%. The Company recorded $549,184 and $450,000 (unaudited) in the year ended June 30, 2007 and the three months ended September 30, 2007, respectively, to increase the carrying amount of Series C for the pro-rata accretion of its redemption value of $26,932,744. The liquidation preference and redemption price are subject to adjustment as a result of a common stock split or dividend, combination, or other similar recapitalizations.

If any Series A, B or C shareholder does not exercise the right of first refusal to acquire at least their pro rata share of the securities offered in a subsequent equity financing, then all shares of that shareholder shall be converted into an equal number of Series A-1, B-1 or C-1 preferred shares, as applicable, with rights, preferences, privileges and restrictions identical to those of the applicable

Series A, B or C shares, except that the Series A-1, B-1 or C-1 preferred shares shall not be subject to any future price adjustments to their shares in connection with any subsequent equity financing at a price that is less than the initial price of the applicable Series A-1, B-1 or C-1 shares.

Series A, B or C shares that are acquired or redeemed by the corporation or converted into common shares shall return to the status of authorized and unissued shares of the Company without designation as to class or series.

(e)  Warrants

Concurrent with entering into the Loan and Security Agreement in the year ended June 30, 2003 (see Note 6), the Company issued a warrant entitling the bank to purchase 33,750 Series A shares at $1.004 per share. The expiration date for the warrant is December 2009.

Concurrent with amending the Loan and Security Agreement in the year ended June 30, 2007 (see Note 6), the Company issued a warrant entitling the bank to purchase 14,435 Series C shares at $2.39 per share. The expiration date for the warrant is January 2014. The Company recorded $16,891 to reflect the fair value of the warrant at the date of issuance.

The Company recorded warrant expense of $78,213 and $6,704 (unaudited) in the year ended June 30, 2007 and the three months ended September 30, 2007, respectively, to reflect the change in fair value for the aforementioned warrants.

(f)  Notes from Employees/Shareholders

Concurrent with the put option rights described in Note 1(r), the Company loaned $350,000 to the Shareholders pursuant to three promissory loan notes. Two of the notes having an outstanding principal of $150,000 in total were paid in full in the year ended June 30, 2005. The third note having an outstanding principal of $200,000 was paid in full in the fiscal year ended June 30, 2006.

The Company had a note outstanding from an employee/shareholder having a balance of $16,350 as of June 30, 2005. The note was paid in full in the year ended June 30, 2006.

The Company had a note outstanding from an employee/shareholder having a balance of $25,000 as of June 30, 2005. The note was paid in full in the year ended June 30, 2006.

The Company loaned $110,000 to our Chief Executive Officer pursuant to a promissory loan note on August 15, 2004. The note was secured by 275,000 shares of the Company's common stock at that same time. The note accrued interest at 5% per annum and was set to mature on August 15, 2007 or such earlier date as was 90 days after the date as set by the Company at its sole discretion. The principal amount was to be forgiven, and the aforementioned security interest was to be released, in 3 equal installments on each August 15 of 2005, 2006 and 2007 provided that our Chief Executive Officer was employed by the Company on those dates. In fiscal year 2007, the Company accelerated the final maturity date to June 30, 2007. The Company forgave $36,667 and $73,333 in the years ended June 30, 2006 and 2007, respectively, and recorded compensation expense for $32,000, $36,671 and $41,333 in the years ended June 30, 2005, 2006 and 2007, respectively.

(g)  Accumulated Deficit

As discussed under New Accounting Pronouncements in Note 1, in September 2006, the SEC released SAB 108. The transition provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of errors relating to prior years deemed to be immaterial under an income statement approach that are material under the balance sheet approach. The Company adopted SAB 108 in the year ended June 30, 2007.

In accordance with SAB 108, the Company has adjusted its beginning accumulated deficit for fiscal 2007 in the accompanying Consolidated Financial Statements in connection with its accounting for implantable monitors that are returned by customers in exchange for fully functional monitors. The returned monitors are reprocessed and included in finished goods for sale. The Company's historical method for accounting for these returned monitors has been to record the components in the exchanged unit that are reusable at their standard cost plus the costs to reprocess the monitors. The Company has determined that the standard cost for the reusable components in the exchanged units should not be capitalized and included in inventory and has recorded a $448,000 adjustment to its accumulated deficit to reduce its inventory balance as of July 1, 2006.

(11) Profit-Sharing Plan

 The Company has a 401(k) profit-sharing plan covering all employees who have attained the age of 21 and have completed three months of service. Employees may contribute up to 100% of their salary up to statutory limits, with the Company matching 40% of the first 6% of the contribution for each employee. Additionally the Company may contribute a discretionary amount determined on an annual basis. Employees are 100% vested in their contributions at all times and in the company's matching contribution after one year of employment. Employees vest in the Company's discretionary contributions ratably over 5 years. Total Company matching contributions were approximately $237,000, $276,000 and $360,000 in the years ended June 30, 2005, 2006 and 2007, respectively. The Company did not make any additional discretionary contributions in the years ended June 30, 2005, 2006 and 2007 and the three months ended September 30, 2007 (unaudited).

(12) Commitments & Contingencies

 The Company is required in connection with an operating lease commitment to maintain a $250,000 deposit in the form of a standby letter of credit. The letter of credit will be reduced to $150,000 in August 2008, $75,000 in August 2009, and zero in September 2010. The beneficiary of the letter of credit can draw against the letter of credit if the Company fails to make required payments under the lease agreement.

(13) Segment Information

 The Company operates in two segments: Data Sciences International (DSI) and Patient Management Device (PMD). The DSI segment develops, manufactures, and markets implantable wireless equipment and related data acquisition and analysis products for monitoring animal models used in biomedical research. In general, the Company markets these products directly to end users in North America and Europe and with distribution partners in Japan and the rest of the world. The Company maintains three wholly owned subsidiaries operating as sales offices for its European customers.

The PMD segment is developing implantable, ambulatory systems that will monitor certain vital signs for people diagnosed with chronic cardiovascular disease (CVD). The information derived from these systems, including blood pressure, cardiac rhythm, patient activity, intracardiac pressure, temperature and respiratory activity, will be used by physicians to more accurately diagnose CVD and to optimize drug, interventional, surgical and device treatment alternatives for patients with CVD.

Management measures segment operating results on the basis of expense allocations assumed to be necessary to sustain the operations of each operating segment. Corporate expenses, where possible, are charged to the segment that is the primary beneficiary of the cost. Otherwise corporate expenses are generally allocated to each segment based on the number of employees in each segment as a percentage of the total number of employees in the two segments.

The following is segment information:

	Year ended June 30,			Three months ended September 30,
	2005	2006	2007	2006	2007
				(unaudited)	(unaudited)
	(in thousands)
Net sales:
Data Sciences International	$25,039	$30,916	$37,247	$8,385	$8,616
Patient Management Device	—	—	—	—	—

Total	$25,039	30,916	$37,247	$8,385	$8,616

Gross profit:
Data Sciences International	$17,203	$21,761	$26,371	$6,195	$6,186
Patient Management Device	—	—	—	—	—

Total	$17,203	$21,761	$26,371	$6,195	$6,186

Operating income (loss):
Data Sciences International	$8,200	$10,002	$7,757	$1,848	$919
Patient Management Device	(10,091)	(14,469)	(17,123)	(4,311)	(5,220)

Total	$(1,891)	$(4,467)	$(9,366)	$(2,463)	$(4,301)

Total assets:
Data Sciences International	$6,543	$9,629	$11,380	$10,558	$10,793
Patient Management Device	545	1,056	1,288	1,068	1,625
Corporate	4,042	11,855	20,009	8,043	16,962

Total	$11,130	$22,540	$32,677	$19,669	$29,380

The following table summarizes geographic information for net sales (net sales are not material for any individual foreign country):

	Year ended June 30,			Three months ended September 30,
	2005	2006	2007	2006	2007
				(unaudited)	(unaudited)
	(in thousands)
United States	$13,819	$17,494	$20,964	$4,490	$5,220
Europe	$7,737	$9,393	$10,409	$2,376	$2,084
Other	$3,483	$4,029	$5,874	$1,519	$1,312

	$25,039	$30,916	$37,247	$8,385	$8,616

No country had net sales greater than 10% of the Company's total net sales for any of the years ended June 30, 2005, 2006 and 2007, with the exception of the United States.

Operations outside of the United States are limited to sales activities. As such, the Company's long-lived assets domiciled outside of the United States are immaterial.

(14) Subsequent Events (unaudited)

 On October 2, 2007, the Company signed a construction and lease agreement for a new building in connection with its plans to move its principal facilities in the first quarter of fiscal 2009. The term of the lease is twelve-years and commences upon taking occupancy. The lease also has an option for two additional periods of five years each. The Company is required to make lease payments of approximately $1,680,000 in the first year with annual increases of 2% thereafter. In addition the Company is required to pay utilities, property taxes, insurance, and maintenance costs. The Company is also responsible for any cost overruns for the construction and installation of the tenant improvements. The cost overruns are estimated to be $350,000. In addition, the Company invested $2,000,000 in a certificate of deposit on October 26, 2007 that has been recorded in restricted investments in order to support a letter of credit required as a security deposit under the lease agreement. The letter of credit will be reduced by $400,000 on each anniversary date of the lease commencement provided that the Company is not in default on any material financial matter under the lease agreement and the Company's market capitalization is at least $100,000,000.

On October 1, 2007, the Company received 510(k) clearance from the U.S. Food and Drug Administration to market its first product commercialized by its PMD segment. The Company immediately commenced selling efforts.

On October 12, 2007, the Company announced that it filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with a proposed IPO. If the offering is successfully completed, the Company intends to use the net proceeds for working capital and general corporate purposes.

Our DSI division is the leading supplier of wireless, physiologic monitoring equipment for biomedical research, and a significant supplier of related data acquisition and analysis products. Our wireless systems allow researchers to generate accurate, long-term research data, and to analyze and report results from multiple sensors in a synchronized manner via a single platform.

Miniaturized implantable wireless sensor for in vivo blood pressure monitoring.

BETTER DATA. BETTER SCIENCE.™

Wireless and Other Sensors
Signal Acquisition & Integration
Data Analysis Software

Our DSI division products provide an integrated and comprehensive solution for biomedical research applications. Our systems are used by the top 20 pharmaceutical companies, as well as medical device companies, academic institutions and government agencies, worldwide.

Various sized implantable sensors for wirelessly monitoring blood pressure, ECG, EEG and other important biomedical parameters, in vivo.

DSI™
DATA SCIENCES INTERNATIONAL

                  Shares

TRANSOMA MEDICAL, INC.

Common Stock

PROSPECTUS

Until                           , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

Piper Jaffray
Sole Book-Running Manager

Thomas Weisel Partners LLC

Joint-Lead Manager

RBC Capital Markets

Canaccord Adams

BMO Capital Markets

                        , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the Nasdaq Global Market listing fee.

Amount
SEC registration fee		$2,303
FINRA filing fee		$8,000
Nasdaq Global Market listing fee		$5,000
Blue sky fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be filed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Our amended and restated certificate of incorporation and amended and restated bylaws limit the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

  •
  breach of their duty of loyalty to us or our stockholders;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law;

  •
  transaction from which the directors derived an improper personal benefit; or

  •
  other act or omission occurring prior to August 1, 1992.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law.

As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification.

The Purchase Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit indemnification. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities.

In the past three years, we have issued and sold the following unregistered securities (all share numbers reflect a       -for-        reverse split of our common stock that will occur immediately prior to the effectiveness of this offering):

  (1)
  Through September 30, 2007, we granted stock options to purchase an aggregate of 2,989,600 shares of our common stock to employees, consultants, directors and other service providers under our stock option plans.

  (2)
  Between February 26, 2007 and May 11, 2007, we issued a total of 7,531,379 shares of Series C redeemable convertible preferred stock to private investors at a price of $2.39 per share for an aggregate purchase price of approximately $18 million. Each share of Series C redeemable convertible preferred stock will convert automatically into one share of common stock upon the completion of this offering.

  (3)
  On January 4, 2007, we issued a warrant to purchase up to 14,435 shares of our Series C redeemable convertible preferred stock at an exercise price of $2.39 per share to our lender, Silicon Valley Bank. Upon the completion of this offering and the conversion of our preferred stock, this warrant will convert automatically into a warrant to purchase up to 14,435 shares of our common stock at an exercise price of $2.39 per share.

  (4)
  On September 23, 2005 and January 20, 2006, we issued a total of 7,032,499 shares of Series B redeemable convertible preferred stock to private investors at a price of $1.877 per share for an aggregate purchase price of approximately $13.2 million. Each share of Series B redeemable convertible preferred stock will convert automatically into one share of common stock upon the completion of this offering.

The offers, sales and issuances of the securities described in Item 15(1) were deemed to be exempt from registration under the Securities Act under either (i) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Items 15(2) through 15(4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits.

Exhibit Number	Description
1.1*	Form of Purchase Agreement.
2.1**	Asset Sale Agreement dated February 3, 2006 by and between LDS Test and Measurement LLC, a wholly-owned subsidiary of SPX Corporation and Registrant.
3.1**	Amended and Restated Certificate of Incorporation (Delaware) as currently in effect.
3.2*	Amended and Restated Certificate of Incorporation (Delaware) to be effective upon closing of this offering.
3.3**	Bylaws of the Registrant as currently in effect.
3.4*	Bylaws of the Registrant to be effective upon closing of this offering.
4.1*	Specimen Common Stock certificate of the Registrant.
4.2**	Second Amended and Restated Investor Rights Agreement dated February 26, 2007.
4.3**	Warrant to Purchase Stock dated December 19, 2002, issued to Silicon Valley Bank.
4.4**	Warrant to Purchase Stock dated January 4, 2007, issued to Silicon Valley Bank.

5.1*	Opinion of Oppenheimer Wolff & Donnelly LLP.
10.1**	Consulting Agreement dated June 28, 2001 by and between Registrant and Mike Berman, as amended April 8, 2004.
10.2**	Consulting Agreement dated July 23, 2003 by and between Registrant and K. James Ehlen.
10.3**	Consulting Agreement dated June 20, 2006 by and between Registrant and Richard J. Nigon.
10.4**	Form of Confidentiality and Non-competition Agreement.
10.5**	Form of Indemnification Agreement for directors and officers of Registrant.
10.6**	1992 Stock Option Plan.
10.7**	Form of Incentive Stock Option Agreement pursuant to the 1992 Stock Option Plan.
10.8**	Form of Non-Statutory Stock Option Agreement pursuant to the 1992 Stock Option Plan.
10.9**	2000 Stock Incentive Plan.
10.10**	Form of Incentive Stock Option Agreement pursuant to the 2000 Stock Incentive Plan.
10.11**	Form of Non-Qualified Stock Option Agreement pursuant to the 2000 Stock Incentive Plan.
10.12**	2007 Stock Incentive Plan.
10.13	Form of Incentive Stock Option Agreement pursuant to 2007 Stock Incentive Plan.
10.14	Form of Non-Qualified Stock Option Agreement pursuant to 2007 Stock Incentive Plan.
10.15**	Director Non-Qualified Stock Option Agreement dated September 4, 2003, as amended, by and between the Registrant and K. James Ehlen.
10.16**	Deferred Compensation Agreement dated August 2, 2007 by and between the Registrant and K. James Ehlen.
10.17**
Lease Agreement for 4211 Lexington Avenue North, Arden Hills, Minnesota, dated June 15, 1995, by and between Control Data Systems, Inc. (subsequently assigned to LA/CDBC, Inc. and further assigned to Cardiac Pacemakers, Inc.) and the Registrant, and amendments dated September 11, 2001, May 14, 2002 and February 28, 2005.
10.18**	4365 Round Lake Boulevard Industrial Lease dated December 17, 2001 by and between AMB Property, L.P. and the Registrant, and amendment dated January 24, 2005.
10.19**	Lease dated May 2005 by and between Three Cloverleaf Parkway, Inc. and LDS Test and Measurement LLC.
10.20**	Lease Assignment, Assumption, and Modification Agreement dated February 3, 2006 by and among Three Cloverleaf Parkway, Inc, LDS Test and Measurement, LLC, SPX Corporation, and Registrant.

10.21**	Lease Agreement dated October 1, 2007 by and among the Registrant, New Brighton 14th Street LLC, and Ryan Companies US, Inc.
10.22**	Option Lease Agreement dated October 1, 2007 between the Registrant and New Brighton 14th Street LLC.
10.23**	Irrevocable Standby Letter of Credit dated February 3, 2006 by and between Silicon Valley Bank and Registrant.
10.24**	Amended and Restated Loan and Security Agreement dated June 21, 2005, as amended January 4, 2007 and July 19, 2007 by and between Silicon Valley Bank and Registrant.
10.25#**	Amended and Restated Collaboration and Services Agreement dated June 26, 2007, by and between Registrant and Mednet Healthcare Technologies, Inc.
10.26**	Team Incentive Plan II.
10.27**	Non-Employee Director Compensation Summary.
10.28**	Summary of 2008 Named Executive Officer Compensation.
10.29	Sublease Agreement dated November 2, 2007 by and between the Registrant and Medwave, Inc.
10.30*	Form of Director Non-Qualified Stock Option Agreement pursuant to 2007 Stock Incentive Plan.
10.31	Fourth Amendment to Amended and Restated Loan and Security Agreement dated October 29, 2007 by and between Silicon Valley Bank and Registrant.
10.32	Fifth Amendment to Amended and Restated Loan and Security Agreement dated November 20, 2007 by and between Silicon Valley Bank and Registrant.
14.1**	Code of Conduct and Business Ethics.
14.2**	Code of Ethics for Senior Financial Management.
21.1**	List of subsidiaries.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Oppenheimer Wolff & Donnelly LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (see page II-8).

*
To be filed by amendment.

**
Previously filed.

#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)   Financial Statement Schedules.

All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Schedule II.    Valuation and Qualifying Accounts

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered, and the offering of these securities at that time shall be deemed to be the initial bona fide offering.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date that it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or a prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  the portion of any other free writing prospectus relating to the offering, containing material information about the undersigned registrant or its securities, provided by or on behalf of the undersigned registrant; and

  (iv)
  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota on this 27th day of November, 2007.

Transoma Medical, Inc.
By: /s/ Brian P. Brockway

Brian P. Brockway Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRIAN P. BROCKWAY Brian P. Brockway	Chairman of the Board, President, Chief Executive Officer and Director (principal executive officer)	November 27, 2007
/s/ CHARLES T. COGGIN Charles T. Coggin	Vice President and Chief Financial Officer (principal financial and accounting officer)	November 27, 2007
* Brent K. Ahrens	Director	November 27, 2007
* Michael Berman	Director	November 27, 2007
* Brian E. Chee	Director	November 27, 2007
* K. James Ehlen, M.D.	Director	November 27, 2007

* B. Kristine Johnson	Director	November 27, 2007
* Richard J. Nigon	Director	November 27, 2007
*By:	/s/ CHARLES T. COGGIN Charles T. Coggin Attorney-in-fact

TRANSOMA MEDICAL, INC.
REGISTRATION STATEMENT ON FORM S-1
EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Purchase Agreement.
2.1**	Asset Sale Agreement dated February 3, 2006 by and between LDS Test and Measurement LLC, a wholly-owned subsidiary of SPX Corporation and Registrant.
3.1**	Amended and Restated Certificate of Incorporation (Delaware) as currently in effect.
3.2*	Amended and Restated Certificate of Incorporation (Delaware) to be effective upon closing of this offering.
3.3**	Bylaws of the Registrant as currently in effect.
3.4*	Bylaws of the Registrant to be effective upon closing of this offering.
4.1*	Specimen Common Stock certificate of the Registrant.
4.2**	Second Amended and Restated Investor Rights Agreement dated February 26, 2007.
4.3**	Warrant to Purchase Stock dated December 19, 2002, issued to Silicon Valley Bank.
4.4**	Warrant to Purchase Stock dated January 4, 2007, issued to Silicon Valley Bank.
5.1*	Opinion of Oppenheimer Wolff & Donnelly LLP.
10.1**	Consulting Agreement dated June 28, 2001 by and between Registrant and Mike Berman, as amended April 8, 2004.
10.2**	Consulting Agreement dated July 23, 2003 by and between Registrant and K. James Ehlen.
10.3**	Consulting Agreement dated June 20, 2006 by and between Registrant and Richard J. Nigon.
10.4**	Form of Confidentiality and Non-competition Agreement.
10.5**	Form of Indemnification Agreement for directors and officers of Registrant.
10.6**	1992 Stock Option Plan.
10.7**	Form of Incentive Stock Option Agreement pursuant to the 1992 Stock Option Plan.
10.8**	Form of Non-Statutory Stock Option Agreement pursuant to the 1992 Stock Option Plan.
10.9**	2000 Stock Incentive Plan.
10.10**	Form of Incentive Stock Option Agreement pursuant to the 2000 Stock Incentive Plan.
10.11**	Form of Non-Qualified Stock Option Agreement pursuant to the 2000 Stock Incentive Plan.
10.12**	2007 Stock Incentive Plan.
10.13	Form of Incentive Stock Option Agreement pursuant to 2007 Stock Incentive Plan.
10.14	Form of Non-Qualified Stock Option Agreement pursuant to 2007 Stock Incentive Plan.

10.15**	Director Non-Qualified Stock Option Agreement dated September 4, 2003, as amended, by and between the Registrant and K. James Ehlen.
10.16**	Deferred Compensation Agreement dated August 2, 2007 by and between the Registrant and K. James Ehlen.
10.17**	Lease Agreement for 4211 Lexington Avenue North, Arden Hills, Minnesota, dated June 15, 1995, by and between Control Data Systems, Inc. (subsequently assigned to LA/CDBC, Inc. and further assigned to Cardiac Pacemakers, Inc.) and the Registrant, and amendments dated September 11, 2001, May 14, 2002 and February 28, 2005.
10.18**	4365 Round Lake Boulevard Industrial Lease dated December 17, 2001 by and between AMB Property, L.P. and the Registrant, and amendment dated January 24, 2005.
10.19**	Lease dated May 2005 by and between Three Cloverleaf Parkway, Inc. and LDS Test and Measurement LLC.
10.20**	Lease Assignment, Assumption, and Modification Agreement dated February 3, 2006 by and among Three Cloverleaf Parkway, Inc, LDS Test and Measurement, LLC, SPX Corporation, and Registrant.
10.21**	Lease Agreement dated October 1, 2007 by and among the Registrant, New Brighton 14th Street LLC, and Ryan Companies US, Inc.
10.22**	Option Lease Agreement dated October 1, 2007 between the Registrant and New Brighton 14th Street LLC.
10.23**	Irrevocable Standby Letter of Credit dated February 3, 2006 by and between Silicon Valley Bank and Registrant.
10.24**	Amended and Restated Loan and Security Agreement dated June 21, 2005, as amended January 4, 2007 and July 19, 2007, by and between Silicon Valley Bank and Registrant.
10.25#**	Amended and Restated Collaboration and Services Agreement dated June 26, 2007, by and between Registrant and Mednet Healthcare Technologies, Inc.
10.26**	Team Incentive Plan II.
10.27**	Non-Employee Director Compensation Summary.
10.28**	Summary of 2008 Named Executive Officer Compensation.
10.29	Sublease Agreement dated November 2, 2007 by and between the Registrant and Medwave, Inc.
10.30*	Form of Director Non-Qualified Stock Option Agreement pursuant to 2007 Stock Incentive Plan.
10.31	Fourth Amendment to Amended and Restated Loan and Security Agreement dated October 29, 2007 by and between Silicon Valley Bank and Registrant.
10.32	Fifth Amendment to Amended and Restated Loan and Security Agreement dated November 20, 2007 by and between Silicon Valley Bank and Registrant.
14.1**	Code of Conduct and Business Ethics.
14.2**	Code of Ethics for Senior Financial Management.
21.1**	List of subsidiaries.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Oppenheimer Wolff & Donnelly LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (see page II-8).

*
To be filed by amendment.

**
Previously filed.

#
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

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TABLE OF CONTENTS
Market and Industry Data
SUMMARY
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DIRECTOR COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
TRANSOMA MEDICAL, INC. AND SUBSIDIARIES Consolidated Balance Sheets (in thousands, except share amounts)
TRANSOMA MEDICAL, INC. AND SUBSIDIARIES Consolidated Statements of Operations (in thousands, except share and per share amounts)
TRANSOMA MEDICAL, INC. AND SUBSIDIARIES Consolidated Statements of Common Shareholders' Deficit Years ended June 30, 2005, 2006 and 2007 (in thousands, except share amounts)
TRANSOMA MEDICAL, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (in thousands)
TRANSOMA MEDICAL, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES